Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezue
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

04046483

Rule 12g3-2 (b) File N° 82-4240

Caracas, November 24 2004

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager

PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Suscrito:	Bs. 22.940.094.240,oo
Capital Pagado:	Bs. 22.940.094.240,oo

EMISION DE PAPELES

COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,oo)

EMISION: 2004 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de Mayo de 2.003, Nº 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 921 de fecha 24 de Septiembre de 2004.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº XXXXX del XX de XXXX de 2004 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Máximo Autorizado:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00). La autorización tendrá vigencia de un año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de CINCO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 5.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1.5 Prórroga:

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

1.6 Precio al Público y Colocación:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Unico y en los avisos de prensa correspondientes.

1.8 Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Unico por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Unico o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.12 Calificadoras de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se indican los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2.**"

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A1.**"

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones

sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

1.13 Representante Común de los Tenedores de Papeles Comerciales:

La Asamblea Ordinaria de Accionistas en su reunión de fecha 25 de abril de 2.003, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el XX de XXXX de 2004, bajo el Nº XXXXX.

2. INFORMACION SOBRE LA ENTIDAD EMISORA Y SUS ACCIONISTAS.

2.1 Nombre, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B(Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

Plantas:

División Molino I.E.E. y División F.C.R.R:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

División Molino Higiénico:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.4 Objeto Social:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

2.5. Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.
En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,oo a Bs. 10,oo por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A.

(MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los

requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.6 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, su único competidor es Venepal:

	Año 2003	Año 2002
TISSUE	35,80%	36,90%
ENVASES – EMBALAJES	92,00%	75,15%
IMPRIMIR – ESCRIBIR	94,00%	85,58%

FUENTE: Datos Information Resources y Cálculos Propios.

2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil

Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,oo.

2.8 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 - A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 - A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 - A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 - A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 - A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 - A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 - A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 - A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 - A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 - A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 - A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 - A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

2.9 Principales Accionistas.

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	Participación
Natscumco	31,50%
Claridge, LTD	15,26%
C. V. V. Caja Venezolana de Valores (*)	3,28%
Milanasa, Corp.	7,38%
Inversiones 85735, LTD	6,32%
Brown Brothers Harriman & Co.	6,10%
Fundación Carlos Delfino	4,38%
Otros (**)	25,76%
TOTAL	100,00%

(*) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(**) Individualmente poseen menos del 2,84%.

2.10 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 23 de Abril de 2.004.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Director de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director de Cementos Táchira, C.A., Ex-presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-presidente de la Junta Directiva de C.A. Cementos Táchira, Ex-presidente de la Asociación Venezolana de Productores de Cementos.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Director de C.A. Fábrica Nacional de Cementos y Cementos Táchira.

CARLOS H. PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado. Director de Inmuebles y Valores 231107, S.A., Director de Corporación Industrial de Energía C.A.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A. Director de Corporación Industrial de Energía C.A.

ALICIA M. PAPARONI M. – Director Principal

Médico Pediatra, Director de Corporación Industrial de Energía, C.A.

NELSON ISAMIT - Director Principal

Ingeniero Industrial, Gerente de Planta en Autopartes Nacionales (Autoparna), Director de Corporación Industrial de Energía, C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Aserradero Venwood C.A., Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A.

ALFREDO GOMEZ RUIZ - Director Principal

Licenciado en Finanzas, Ex Presidente del Banco de Inversión Bancaracas, Ex Director del Banco Caracas. Ex Asesor de la Arrendadora Bancaracas, Ex Director del Banco Mercantil, C.A., S.A.C.A., Ex Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A. Ex Director de la Sociedad Financiera Mercantil, C.A., Ex-Director de Bancaracas Mercado de Capitales, Ex-Director de Inversora Cibanca, Ex-Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela (CACOFV), Director Suplente de Corporación Industrial de Energía C.A., Director y miembro del Comité Ejecutivo de Inversora Bancaracas, Director

de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado, Presidente del Comité de Impuesto de Venamcham, Presidente de Embotelladora de Refrescos Emboca, C.A., Presidente de Crowley Logistics de Venezuela, C.A., Presidente de HSAC Logistics, C.A., Presidente de Fundación Banco Mercantil, Director Principal del Banco Mercantil, C.A. S.A.C.A., Director Principal Servicios Financieros Mercantil, C.A. S.A.C.A., Director Principal de Centro Comercial Judibana, Director Principal de C. Hellmund & Cía, S.A., Director Principal de Tapas Corona, S.A., Director Principal de ARS-DMB&B Publicidad, Director Principal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Director Principal Telcel Celular, C.A. y Corporación Industrial de Energía, C.A. S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, y Ex - Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay, Ex-Director de Corporación Industrial de Energía C.A., Director Gerente de Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., promotor y director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director principal de Inmuebles y Valores 231107 S.A., Ex presidente y miembro de la directiva de la Sociedad de Ganaderos de Portuguesa, Ex director de la Federación Nacional de Ganaderos de Venezuela, Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A.

Directores Suplentes:

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI M - Director Suplente

Arquitecto, Ex-Vicepresidente de Adriática de Seguros, C.A., Director Gerente General de Constructora Tramontana, C.A., Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, C.A., Ex Gerente General de C.A. Fábrica de Papel de Maracay, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Director de Turbogeneradores Venezuela, C.A., Director Suplente de Turbogeneradores Maracay, C.A., Ex Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Director de Empresas Industriales y Financieras.

GUSTAVO PAPARONI S. - Director Suplente

Licenciado en Administración. Director de Corporación Industrial de Energía C.A. S.A.C.A, Representaciones Cats 2000, C. A. Constructora Tramontana, C. A. y Grupo Mandarin 18, C. A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A. Director Suplente de Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A. Miembro de la Junta Directiva de la Fundación de la Vivienda Popular,

Ex-Director de Corporación Industrial de Energía C.A., Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas y de Inmuebles y Valores 231107, S.A., Primer Vicepresidente de Corporación Industrial de Energía.

FERNANDO MICALE - Director Suplente

Arquitecto, Director de Corporación Industrial de Energía, C.A., Director de Inmuebles y Valores 231107, C.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

ARMANDO MARTINEZ M - Director Suplente

Ingeniero Civil, Master en Ingeniería Industrial, Gerente General de Soltuca.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

2.11 Comisarios:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
ISABEL QUINTERO	C. P. C. Nº 15.197

2.12 Auditores Externos:

DELOITTE & TOUCHE

2.13 Compañías Filiales y Afiliadas

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

Nombre de la Empresa:	JC PAPELERAS.
Fecha de Constitución:	14 de Febrero de 1.995
Fecha de Adquisición:	23 de Enero de 1.997
Ubicación:	La Oficina Principal se encuentra en Caracas, Dtto. Federal
Capital Suscrito:	Bs. 2.137.500.000,oo
Capital Pagado:	Bs. 2.137.500.000,oo
Participación:	57%
Actividad:	Venta y distribución de artículos de escritorio, oficina, regalos y quincallería en general.

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2003, 2002 y 2001.

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorias de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2003, 2002 y 2001, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorias.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2003, 2002 y 2001, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de

conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales,** tomados en su conjunto. En las páginas 25 a 28 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2003, 2002 y 2001, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. N° S–796

Venezuela, 16 de febrero de 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	2003	2002	2001
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo (Notas 1, 15 y 16)	13.882.269	19.653.908	16.920.741
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	54.677.657	56.104.752	52.508.115
Anticipos a proveedores y otros (Nota 15)	2.412.091	3.299.124	2.441.274
Inventarios - neto (Notas 1 y 4)	47.495.606	52.046.924	39.671.827
Gastos pagados por anticipado	795.835	624.777	359.909
Otros activos circulantes - neto (Notas 1 y 5)	7.374.853	12.601.812	26.934.117
Total activo circulante	126.638.311	144.331.297	138.835.983
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	8.302.703	8.461.834	6.548.664
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	4.417.612	5.651.998	7.558.180
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1 y 7)	397.601.692	449.927.100	373.895.946
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	1.300.969	1.274.813	1.318.538
TOTAL	538.261.287	609.647.042	528.157.311
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios (Nota 9)	10.620.000	10.420.905	779.864
Porción circulante de préstamos a largo plazo	-	7.783.908	11.947.464
Porción circulante de obligaciones y papeles comerciales (Nota 10)	5.460.600	2.541.684	7.822.104
Documentos por pagar (Notas 15 y 18)	1.222.731	8.216.503	4.773.911
Cuentas por pagar (Notas 11 y 15)	41.914.480	63.614.131	38.789.335
Dividendos por pagar (Nota 14)	5.178.987	356.281	-
Gastos acumulados por pagar (Nota 15)	7.193.241	7.966.135	5.970.004
Impuestos por pagar (Notas 1 y 12)	7.741.652	2.741.894	140.154
Total pasivo circulante	79.331.691	103.641.441	70.222.836
PRESTAMOS A LARGO PLAZO (Notas 9 y 15)	-	1.906.263	14.015.687
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	-	3.360.233	-
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD (Nota 1)	7.207.096	7.898.567	8.027.889
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.994	57.987	421.596
IMPUESTO SOBRE LA RENTA DIFERIDO			
Total pasivo	86.567.781	116.864.491	92.688.008
INTERESES MINORITARIOS (Nota 1)	1.330.432	1.066.594	979.902
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 14)	450.363.074	491.715.957	434.489.401
TOTAL	538.261.287	609.647.042	528.157.311

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	2003	2002	2001
VENTAS NETAS (Nota 17)	311.371.851	259.705.157	256.316.696
COSTO DE VENTAS	203.871.781	179.569.473	167.221.138
UTILIDAD BRUTA	107.500.070	80.135.684	89.095.558
GASTOS DE VENTAS	25.052.310	32.118.371	35.715.877
GASTOS GENERALES Y ADMINISTRATIVOS	12.156.666	15.282.753	17.487.725
	37.208.976	47.401.124	53.203.602
UTILIDAD EN OPERACIONES	70.291.094	32.734.560	35.891.956
OTROS INGRESOS (EGRESOS):			
Provisión para inversiones	(3.508.095)	(5.532.611)	(9.012.859)
Pérdida en inversiones temporales	(23.083.167)	-	(4.701.198)
Pérdida neta en contrato de cobertura en moneda extranjera	(365.888)	-	-
Utilidad en venta de activos	108.538	38.055	-
Impuesto al débito bancario	(4.032.729)	(2.359.296)	-
Otros - neto	(5.193.433)	(3.028.678)	(4.556.089)
	(36.074.774)	(10.882.530)	(18.270.146)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:			
Intereses gastos	(5.240.854)	(10.824.940)	(10.413.823)
Intereses sobre inversiones temporales	394.539	572.967	1.140.387
Diferencias en cambio - neto	2.883.226	(3.970.946)	(2.144.247)
Resultado monetario del ejercicio (REME) (Notas 1 y 2)	3.466.880	2.788.983	5.867.578
	1.503.791	(11.433.936)	(5.550.105)
UTILIDAD ANTES DE IMPUESTOS	35.720.111	10.418.094	12.071.705
PROVISION PARA IMPUESTOS (Nota 12):			
Impuesto sobre la renta	9.228.222	3.636.255	3.870.341
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	26.491.889	6.781.839	8.201.364
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA (Nota 1)	(3.358.782)	(3.790.163)	(402.257)
UTILIDAD ANTES DE INTERESES MINORITARIOS	23.133.107	2.991.676	7.799.107
INTERESES MINORITARIOS	(263.838)	(86.692)	(18.074)
UTILIDAD NETA	22.869.269	2.904.984	7.781.033
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	9,97	1,27	3,39

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	Capital social actualizado	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2000	116.115.407	199.427.221	315.217	11.611.540	-	53.133.598	86.513.640	467.116.623
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	(126.186)	-	-	(652.597)	-	- (778.783)
SALDOS INICIALES NETOS	116.115.407	199.427.221	189.031	11.611.540	-	52.481.001	86.513.640	466.337.840
Dividendos en efectivo	-	-	-	-	-	(8.006.241)	-	(8.006.241)
Utilidad neta	-	-	-	-	-	7.781.033	-	7.781.033
Resultado acumulado por traducción de filial extranjera	-	-	11.032	-	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(31.634.263)	(31.634.263)
SALDOS AL 31 DE DICIEMBRE DE 2001	116.115.407	199.427.221	200.063	11.611.540	-	52.255.793	54.879.377	434.489.401
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)		(199.427.221)	-	-	199.427.221	-	-	-
Dividendos en efectivo	-	-	-	-	-	(29.409.003)	-	(29.409.003)
Utilidad neta	-	-	-	-	-	2.904.984	-	2.904.984
Resultado acumulado por traducción de filial extranjera	-	-	(108.097)	-	-	-	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	83.838.672	83.838.672
SALDOS AL 31 DE DICIEMBRE DE 2002	116.115.407	-	91.966	11.611.540	199.427.221	25.751.774	138.718.049	491.715.957
Dividendos en efectivo	-	-	-	-	-	(25.227.267)	-	(25.227.267)
Utilidad neta	-	-	-	-	-	22.869.269	-	22.869.269
Resultado acumulado por traducción de filial extranjera	-	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(38.937.258)	(38.937.258)
SALDOS AL 31 DE DICIEMBRE DE 2003	116.115.407	-	34.339	11.611.540	199.427.221	23.393.776	99.780.791	450.363.074

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	2003	2002	2001
ACTIVIDADES OPERACIONALES:			
Utilidad neta	22.869.269	2.904.984	7.781.033
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto	263.838	86.692	18.074
Participación en resultados de filial y afiliada	3.358.782	3.790.163	402.257
Utilidad en venta de activos	(108.538)	(38.055)	(187.717)
Retiros y consumo de equipos y partes industriales	1.501.670	1.697.678	2.147.815
Provisión para inversiones	3.508.095	6.830.908	
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	691.407	1.580.994	691.406
Diferencial cambiario de documentos por pagar	-	1.700.003	-
Resultado monetario del ejercicio (REME) (Nota 2)	(3.466.880)	(2.788.983)	(5.867.578)
Depreciación	14.846.107	15.549.843	23.422.153
Amortización de cargos diferidos	75.466	34.143	75.560
Cambios en activos y pasivos operacionales (Nota 2)	(10.595.082)	4.173.011	(9.048.047)
Provisión para prestaciones de antigüedad, neto	1.239.841	1.827.429	2.138.428
Efectivo neto provisto por las actividades operacionales	34.183.975	37.348.810	21.573.384
ACTIVIDADES DE INVERSION:			
Venta de activos netos proyecto forestal	-	-	29.848.434
Compra de propiedades, planta y equipo	(2.869.873)	(4.321.197)	(3.556.199)
Venta de propiedades y equipos	599.705	40.141	29.577
(Aumento) disminución en cargos diferidos y otros activos	(101.622)	-	98.241
Efectivo neto (usado) provisto por las actividades de inversión	(2.371.790)	(4.281.056)	26.420.053
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento (disminución) en pagarés y sobregiros bancarios	3.025.000	10.085.736	(5.863.898)
Disminución en préstamos a largo plazo	(9.531.250)	(11.405.909)	(22.618.895)
Aumento (disminución) en obligaciones emitidas en circulación	1.020.625	(67.045)	(8.788.649)
(Disminución) aumento en documentos por pagar	(6.553.338)	3.154.501	(12.371.910)
Dividendos en efectivo	(20.404.561)	(29.052.722)	(8.006.241)
Efectivo neto usado por las actividades de financiamiento	(32.443.524)	(27.285.439)	(57.649.593)
EFECTO DE INFLACION Y DEVALUACIÓN SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO (Nota 2)	(5.140.300)	(3.049.148)	4.368.875
(DISMINUCION) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.771.639)	2.733.167	(5.287.281)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	19.653.908	16.920.741	22.208.022
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	13.882.269	19.653.908	16.920.741

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y para el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (véase notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en

los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2003, 2002 y 2001, se presente en valores inferiores en Bs. 4.464 millones, Bs. 8.008 millones y Bs. 3.248 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2003, este efecto asciende a Bs. 216 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Al 31 de diciembre de 2003, 2002 y 2001, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de una filial en proceso de desincorporación (Veáse Nota 5).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** **–** La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de

reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2002 y 2001 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2003 y 2002 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 234.709 millones, Bs. 269.186 millones y Bs. 176.406 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2003, 2002 y 2001, respectivamente, y asimismo los valores corrientes de inventarios en 2001, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 134.929 millones, Bs. 130.468 millones y Bs. 121.527 millones al 31 de diciembre de 2003, 2002 y 2001, respectivamente.

Las partidas monetarias del balance general al 31 de diciembre de 2003 se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a esa fecha. Las partidas no monetarias tales como inventarios, inversiones, capital social, utilidades retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se

adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2003	**2002**	**2001**
Al inicio del año	303,469	231,275	205,977
Al final del año	385,661	303,469	231,275
Promedio del año	352,148	268,630	219,409
Inflación del año	27,08%	31,21%	12,28%

e. ***Efectivo y equivalentes de efectivo –*** Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones –*** Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2002 y 2001 fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han

registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 y 2001 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad*** – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos

según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta –*** La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo –*** La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros –*** Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos –*** Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. ***Uso de estimaciones en la preparación de los estados financieros –*** La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales

afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2002 y 2001, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2003.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2003	**2002**	**2001**
Posición monetaria al inicio del año	(36.538.517)	(14.789.095)	(83.256.408)
Aumento del año	329.820.314	273.447.824	373.848.751
Disminución del año	(312.277.007)	(292.408.291)	(299.513.860)
Posición monetaria estimada del año	(18.995.210)	(33.749.534)	(8.921.517)
Menos – posición monetaria real al final del año	(22.462.090)	(36.538.517)	(14.789.095)
	(3.466.880)	(2.788.983)	(5.867.578)

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
(Aumento) disminución:			
Efectos y cuentas por cobrar	(11.125.635)	(18.070.962)	189.156
Anticipos a proveedores	209.134	(1.616.164)	(1.262.581)
Inventarios	3.814.351	(15.447.321)	(3.310.203)
Gastos pagados por anticipado	(300.075)	(355.672)	8.042
Aumento (disminución):			
Cuentas por pagar	(11.169.532)	34.536.632	(5.180.211)
Gastos acumulados por pagar	1.349.405	2.823.909	910.037
Impuestos por pagar	6.656.263	(416.455)	(295.756)
Otros pasivos y créditos diferidos	(28.993)	2.719.044	(106.531)
	(10.595.082)	4.173.011	(9.048.047)

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2003	2002	2001
Operacionales	3.719.978	(2.654.520)	(11.910.072)
De inversión	-	(84.166)	-
De financiamiento	4.887.202	8.576.817	13.408.775
De efectivo	(5.140.300)	(3.049.148)	4.368.875
	3.466.880	2.788.983	5.867.578

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2003	2002	2001
Intereses	5.339.692	9.749.030	9.765.545
Impuestos	3.679.882	3.501.592	1.703.274

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
Comerciales	50.130.904	51.996.489	48.580.347
Compañías relacionadas (Nota 13)	397.749	463.972	163.219
Empleados	3.538.533	3.198.223	3.270.861
Deudores diversos	815.446	1.649.378	1.284.586
Depósito dado en garantía	1.600.000	-	-
	56.482.632	57.308.062	53.299.013
Menos – apartado para cuentas de cobro dudoso	1.804.975	1.203.310	790.898
	54.677.657	56.104.752	52.508.115

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
Productos terminados	16.031.296	23.238.760	18.018.344
Productos en proceso	253.921	118.402	474.297
Materias primas	15.361.456	12.555.354	9.498.831
Repuestos	6.502.356	8.215.572	9.569.022
Inventario en tránsito	10.618.736	8.399.629	3.133.474
	48.767.765	52.527.717	40.693.968
Menos – provisión para obsolescencia	1.272.159	480.793	1.022.141
	47.495.606	52.046.924	39.671.827

Durante los años terminados el 31 de diciembre de 2003, 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2003	2002	2001
Activos netos de filiales en proceso de desincorporación:					
Valores y Acciones 1003, C.A.	(A)	100	32.762.799	-	-
Inmuebles 310350, C.A.	(B)	100	-	35.091.046	42.592.443
Otras inversiones registradas al costo:					
Otras			226.926	226.926	226.926
Menos – apartado para inversiones			25.614.872	22.716.160	15.885.252
			7.374.853	12.601.812	26.934.117

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A.. A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos

de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2003, 2002 y 2001, esta filial poseía inmuebles por Bs. 15.569 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 17.193 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.800 millones).

6. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2003	2002	2001
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:					
Simco Recycling Corp. Inc.	(A)	50	4.417.612	5.277.002	7.178.273
Otras inversiones registradas al costo:					
Losani, S.A.	(B)	40	-	46.026	47.837
Panamericana de Licencias, S.A.	(B)	40	-	76.599	79.699
Inversiones inmobiliarias			-	252.371	252.371
			-	374.996	379.907
			4.417.612	5.651.998	7.558.180

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2003	2002	2001
Activo circulante	1.452	1.320	1.096
Total activo	2.161	2.194	2.073
Pasivo circulante	2.399	2.339	2.024
Patrimonio (déficit)	(723)	(585)	(238)
Total pasivo y patrimonio	2.161	2.194	2.073
Pérdida neta	(137)	(347)	(1.374)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 13.837 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año 2003, la Compañía vendió su participación en estas compañías.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	2003	2002	2001
Edificios	10 a 30	48.530.293	49.007.104	46.956.973
Maquinarias y equipos	7 a 20	360.308.570	393.105.475	373.928.899
Vehículos	3 a 6	3.505.732	3.535.931	5.239.476
Muebles, enseres y otros	5	21.724.763	21.210.316	21.435.030
		434.069.358	466.858.826	447.560.378
Menos – depreciación acumulada		50.037.162	35.787.600	91.502.564
		384.032.196	431.071.226	356.057.814
Terrenos		13.007.757	13.208.016	13.986.191
Construcciones en proceso		561.739	5.647.858	3.851.941
		397.601.692	449.927.100	373.895.946

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2003, 2002 y 2001, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y septiembre de 1998 (año 2001), respectivamente. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 88.694 millones.

Durante los años terminados el 31 de diciembre de 2003, 2002 y 2001, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 11.316 millones, Bs. 18.985 millones y Bs. 17.567, respectivamente.

Al 31 de diciembre de 2003, 2002 y 2001, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 693 millones, Bs. 869 millones y Bs. 1.045 millones, respectivamente, neto de amortización acumulada.

Durante 2003, 2002 y 2001, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2003, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 250.470 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2003, 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.114 millones, Bs. 1.190 millones y Bs. 1.265,4 millones, respectivamente, neto de amortización acumulada por Bs. 294,3 millones, Bs. 218,9 millones y Bs. 212,7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PRESTAMOS, PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2003, 2002 y 2001, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,75% y 37,25% para el año 2003, 28,75% y 74,51% para el año 2002 y 15,63% y 30% para el año 2001. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001.

10. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2003, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	2.657.100
b. Papeles comerciales, con vencimiento el 26 de febrero de 2004, con rendimiento del 13,50% anual.	2.803.500
Total	5.460.600
Menos – porción circulante	5.460.600
	-

Durante los años terminados el 31 de diciembre de 2003 y 2002, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 348 millones y Bs. 174 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
Comerciales	35.396.129	54.897.874	33.359.042
Compañías relacionadas (Nota 13)	5.362.823	6.916.048	3.404.188
Otras	1.155.528	1.800.209	2.026.105
	41.914.480	63.614.131	38.789.335

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2003	**2002**	**2001**
Impuesto sobre la renta del año – estimado	9.898.269	3.922.633	4.933.241
Menos – rebaja por inversiones en propiedades, planta y equipos y créditos trasladables de impuesto a los activos empresariales	(670.047)	(286.378)	(1.062.900)
	9.228.222	3.636.255	3.870.341

Para los años terminados el 31 de diciembre de 2003, 2002 y 2001, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2003, requerido para documentar las mencionadas transacciones en el exterior.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos

netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2003, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2003, 2002 y 2001, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2003	**2002**	**2001**
Ventas de inventarios	228.642	336.773	3.577.419
Compras de inventarios	10.022.150	14.369.411	10.437.421
Compras de energía eléctrica	13.655.880	16.208.319	9.179.288

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2003	2002	2001
Cuentas por cobrar a corto plazo			
J.C. Papeleras, C.A.	218.312	192.475	96.306
Agroindustrial Mandioca, C.A.	95.545	-	25.957
Corporación Industrial de Energía, C.A.	81.212	270.175	26.732
Turboven Maracay Company Inc.			
Sucursal	1.640	-	-
Agropecuaria Mandioca, C.A.	1.040	1.322	1.733
Turboven Cagua Company Inc.	-	-	7.104
Turbogeneradores de Venezuela, C.A.	-	-	5.387
	397.749	463.972	163.219
Cuentas por pagar a corto plazo			
Turbogeneradores Maracay, C.A.	2.711.096	4.108.158	799.735
Inmuebles 310350, C.A.	1.639.374	1.086.237	119.599
Simco Recycling Corp. Inc.	582.820	516.630	192.199
Seinforca, C.A.	362.857	500.839	310.366
Turboven Maracay Company Inc.	48.016	157.976	722.693
Turboven Cagua Company Inc.	18.660	5.958	-
Losani, S.A.	-	535.003	1.259.596
Agroindustrial Mandioca, C.A.	-	5.247	-
	5.362.823	6.916.048	3.404.188

14. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 93.175.313 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 31 de diciembre de 2003, 2002 y 2001 la reserva legal está solamente representado por Bs. 11.529 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 31 de diciembre de 2003, 2002 y 2001 las utilidades retenidas incluyen Bs. (9.070) millones, Bs. (3.288) millones y Bs. 5.759 millones de utilidades retenidas (déficit) acumulado de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 27.887 millones y Bs. 32.464 millones al 31 de diciembre de 2003, Bs. 5.623 millones y Bs. 29.040 millones al 31 de diciembre de 2002, y Bs. 16.232 millones y Bs. 46.486 millones al 31 de diciembre de 2001, respectivamente.

Al 31 de diciembre de 2003, 2002 y 2001 la utilidad neta incluye Bs. 9.046 millones, Bs. 3.615 millones y Bs. 3.431 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los Convenios Cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el Convenio Cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. A la fecha de emisión del dictamen, la Compañía ha solicitado y se encuentra a la espera de aprobación por US$ 1.054 mil correspondientes al saldo de la deuda externa en moneda extranjera al 22 de enero de 2003. Asimismo la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.228 mil, de los cuales ha obtenido la aprobación por US$ 9.737 mil, y ha solicitado divisas por concepto de importaciones por US$ 12.471 mil de las cuales ha obtenido la aprobación por US$ 7.439 mil.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2003, 2002 y 2001 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.600, Bs. 1.403 y Bs. 758 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

	2003	**2002**	**2001**
		(En miles de US$)	
Activo:			
Efectivo e inversiones temporales	7.238	7.502	5.671
Cuentas por cobrar comerciales	6.865	11.180	9.139
Cuentas por cobrar a compañías relacionadas	101	157	34
Anticipos a proveedores y deudores diversos	1.005	988	2.384
	15.209	19.827	17.228
Pasivo:			
Pagarés y sobregiros bancarios	-	-	1
Documentos por pagar	764	4.608	3.777
Cuentas por pagar comerciales	17.524	23.250	18.626
Cuentas por pagar a compañías relacionadas	364	590	1.149
Gastos acumulados por pagar y otras	1.102	1.937	591
Préstamos a largo plazo	-	-	1.684
	19.754	30.385	25.828

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2003, 2002 y 2001 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2003, 2002 y 2001 representan aproximadamente el 5,8%, 18% y 13% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza ha quedado limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la

cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2003, las cartas de crédito abiertas por estos conceptos alcanzan US$ 1.969 mil. (Bs. 3.150,6 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 7.031 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2003, 2002 y 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones y US$ 1.8 millones (años 2002 y 2001), respectivamente, introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados. Con fecha 19 de diciembre de 2003, la Compañía obtuvo del Tribunal Supremo de Justicia decisión favorable sobre los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.3 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas).

19. EVENTOS POSTERIORES

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544.

3.2 Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 30 DE JUNIO 2004 Y 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares)

ACTIVO	Junio 2004	2003	Diciembre 2002	2001
ACTIVO CIRCULANTE:				
Efectivo (Notas 1, 15 y 16)	26.349.650	15.266.834	23.142.280	19.588.852
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	64.246.999	61.581.726	61.456.583	57.838.104
Anticipos a proveedores (Nota 15)	7.970.834	2.678.480	3.663.480	2.710.889
Inventarios - neto (Notas 1 y 4)	44.102.429	52.131.719	57.312.514	43.694.736
Gastos pagados por anticipado	4.351.349	860.151	681.572	394.713
Otros activos circulantes - neto (Notas 1 y 5)	9.097.250	8.189.334	13.993.559	29.908.727
Total activo circulante	156.118.511	140.708.244	160.249.988	154.136.021
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	9.666.044	9.219.656	9.396.362	7.271.900
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	5.273.328	4.969.375	6.307.989	8.388.776
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1 y 7)	465.893.896	441.389.693	499.425.132	414.982.261
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	1.448.016	1.300.969	1.274.834	1.321.193
TOTAL	638.399.795	597.587.937	676.654.305	586.100.151
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios (Notas 9 y 15)	14.827.000	11.792.875	11.571.792	865.993
Porción circulante de préstamos a largo plazo (Nota 9)	-	-	8.643.564	13.266.944
Porción circulante de obligaciones emitidas en circulación (Nota 10)	2.657.100	6.063.670	2.822.388	8.685.979
Documentos por pagar (Notas 15 y 18)	-	1.357.770	9.123.936	5.301.143
Cuentas por pagar (Notas 13 y 17)	48.338.156	46.413.273	71.242.963	42.972.899
Dividendos por pagar	504.985	5.750.956	395.629	-
Gastos acumulados por pagar (Nota 15)	8.269.749	7.968.376	8.140.447	6.609.501
Impuestos por pagar (Notas 1 y 12)	8.253.952	8.480.619	2.910.442	85.132
Total pasivo circulante	82.850.942	87.827.539	114.851.161	77.787.591
PRESTAMOS A LARGO PLAZO (Nota 9)	-	-	2.116.791	15.563.583
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	-	-	3.731.338	-
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD (Nota 1)	8.959.032	8.003.049	8.770.886	8.914.491
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.976	32.196	64.391	468.157
Total pasivo	91.838.950	95.862.784	129.534.567	102.733.822
INTERESES MINORITARIOS	1.879.477	1.330.433	1.066.594	979.902
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 14)	544.681.368	500.394.720	546.053.144	482.386.427
TOTAL	638.399.795	597.587.937	676.654.305	586.100.151

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR EL PERIODO DE (6) SEIS MESES TERMINADO AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	Junio 2004	2003	Diciembre 2002	2001
VENTAS NETAS (Nota 17)	203.344.703	343.780.070	286.565.130	283.413.031
COSTO DE VENTAS	129.303.914	224.559.968	197.898.227	184.749.057
UTILIDAD BRUTA	74.040.789	119.220.102	88.666.903	98.663.974
GASTOS DE VENTAS	19.872.352	27.613.376	35.454.065	39.555.267
GASTOS GENERALES Y ADMINISTRATIVOS	7.307.383	13.377.272	16.876.051	19.386.910
	27.179.735	40.990.648	52.330.116	58.942.177
UTILIDAD EN OPERACIONES	46.861.054	78.229.454	36.336.787	39.721.797
OTROS INGRESOS (EGRESOS):				
Resultado en inversiones, neto	-	(3.895.530)	(6.143.634)	(10.008.241)
Pérdida en inversiones temporales	(5.917.469)	(25.632.478)	-	(5.220.400)
Pérdida neta en contrato de cobertura en moneda extranjera	-	(406.297)	-	-
Utilidad en venta de activos	44.455	108.613	42.258	-
Impuesto al débito bancario	(1.504.571)	(4.478.105)	(2.619.856)	-
Otros - neto	11.377.291	(5.734.678)	(3.278.017)	(4.985.388)
	3.999.706	(40.038.475)	(11.999.249)	(20.214.029)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos	(1.602.241)	(5.819.379)	(12.020.449)	(11.563.605)
Intereses sobre inversiones temporales	104.698	438.112	636.959	1.266.331
Diferencias en cambio - neto	3.243.856	3.201.429	(4.409.498)	(2.368.361)
Ganancia monetaria (Notas 1 y 2)	(570.800)	3.849.761	3.097.001	6.515.600
	1.175.513	1.669.923	(12.695.987)	(6.150.035)
UTILIDAD ANTES DE IMPUESTOS	52.036.273	39.860.902	11.641.551	13.357.733
PROVISION PARA IMPUESTOS (Nota 12):				
Impuesto sobre la renta	9.410.401	10.229.456	4.035.623	4.265.713
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	42.625.872	29.631.446	7.605.928	9.092.020
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	(12.459.384)	(3.717.536)	(4.185.317)	(391.599)
UTILIDAD ANTES DE INTERESES MINORITARIOS	30.166.488	25.913.910	3.420.611	8.700.421
INTERESES MINORITARIOS	(549.044)	(263.839)	(86.692)	(18.074)
UTILIDAD NETA	29.617.444	25.650.071	3.333.919	8.682.347
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	12,91	11,18	1,45	3,78

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE (6) SEIS MESES TERMINADO AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares)

	Junio 2004	Diciembre 2003	2002	2001
ACTIVIDADES OPERACIONALES:				
Utilidad neta	29.617.444	25.650.071	3.333.919	8.682.347
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participación de accionistas minoritarios - neto	549.044	263.839	86.692	18.074
Participación en resultados de afiliadas	1.314.575	3.717.536	4.185.317	391.599
Pérdida en inversiones, neto	(2.590.465)	3.895.530	7.585.313	(208.448)
Utilidad en venta de activos	(44.455)	(108.613)	(42.258)	-
Retiros y consumo de equipos y partes industriales	142.604	1.667.515	1.885.169	2.385.021
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	-	767.766	1.755.143	767.765
Ganancia monetaria	570.800	(3.849.761)	(3.097.001)	(6.515.600)
Depreciación	8.598.712	16.485.715	17.267.168	26.008.901
Amortización de cargos diferidos	-	75.466	46.359	75.560
Diferencial cambiario en documentos por pagar	-	-	1.887.751	-
Provisión para costos de proyectos forestales	-	-	-	-
Cambios en activos y pasivos operacionales (Nota 2)	(2.582.816)	(11.672.089)	4.579.916	(11.272.473)
Apartado para prestaciones de antigüedad, neto de pagos	955.983	1.206.234	2.233.521	2.374.596
Efectivo neto provisto por las actividades operacionales	36.531.426	38.099.209	41.707.009	22.707.342
ACTIVIDADES DE INVERSION:				
Venta de activos netos proyecto forestal	-	-	-	33.145.550
Disminución en cargos diferidos y otros activos	(147.047)	(101.601)	-	55.891
Compra de propiedades, planta y equipo	(4.905.813)	(3.540.715)	(4.250.118)	(3.948.947)
Venta de propiedades y equipos	951.776	665.937	42.258	37.737
Efectivo neto (usado) provisto por las actividades de inversión	(4.101.084)	(2.976.379)	(4.207.860)	29.290.231
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento (disminución) en pagarés y sobregiros bancarios	3.034.124	2.710.400	11.521.167	(6.510.960)
Disminución en préstamos a largo plazo	-	(9.683.750)	(12.665.581)	(25.114.821)
Disminución en obligaciones emitidas en circulación	(3.406.570)	914.480	(74.450)	(9.758.449)
Aumento (disminución) en documentos por pagar	(1.357.770)	(6.658.191)	3.855.495	(13.737.112)
Dividendos en efectivo	(19.617.310)	(22.658.046)	(32.261.312)	(8.890.452)
Efectivo neto usado por las actividades de financiamiento	(21.347.526)	(35.375.107)	(29.624.681)	(64.011.794)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	-	(7.623.169)	(4.321.040)	6.942.323
(DISMINUCION) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	11.082.816	(7.875.446)	3.553.428	(5.071.898)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	15.266.834	23.142.280	19.588.852	24.660.750
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	26.349.650	15.266.834	23.142.280	19.588.852

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE (6) SEIS MESES TERMINADO AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2000	22.940.094	105.999.128	221.452.013	350.030	12.893.922	-	59.001.680	96.068.229	518.705.096
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(160.999)	-	-	(832.638)	-	(993.637)
SALDOS INICIALES NETOS	22.940.094	105.999.128	221.452.013	189.031	12.893.922	-	58.169.042	96.068.229	517.711.459
Traspaso a capital social actualizado	105.999.128	(105.999.128)	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(8.890.452)	-	(8.890.452)
Utilidad neta	-	-	-	-	-	-	8.682.347	-	8.682.347
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	(35.127.959)	(35.127.959)
SALDOS AL 31 DE DICIEMBRE DE 2001	128.939.222	-	221.452.013	200.063	12.893.922	-	57.960.937	60.940.270	482.386.427
Dividendos en efectivo	-	-	-	-	-	-	(32.656.941)	-	(32.656.941)
Utilidad neta	-	-	-	-	-	-	3.333.919	-	3.333.919
Resultado acumulado por traducción de filial extranjera	-	-	-	(108.097)	-	-	-	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	93.097.836	93.097.836
SALDOS AL 31 DE DICIEMBRE DE 2002	128.939.222	-	221.452.013	91.966	12.893.922	-	28.637.915	154.038.106	546.053.144
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)	-	-	(221.452.013)	-	-	221.452.013	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(28.013.373)	-	(28.013.373)
Utilidad neta	-	-	-	-	-	-	25.650.071	-	25.650.071
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	(43.237.495)	(43.237.495)
SALDOS AL 31 DE DICIEMBRE DE 2003	128.939.222	-	-	34.339	12.893.922	221.452.013	26.274.613	110.800.611	500.394.720
Dividendos en efectivo	-	-	-	-	-	-	(14.371.339)	-	(14.371.339)
Utilidad neta	-	-	-	-	-	-	29.617.444	-	29.617.444
Resultado acumulado por traducción de filial extranjera	-	-	-		-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	29.040.543	29.040.543
SALDOS AL 30 DE JUNIO DE 2004	128.939.222	-	-	34.339	12.893.922	221.452.013	41.520.718	139.841.154	544.681.368

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE COSTO DE PRODUCCION Y VENTAS
DE LOS ULTIMOS 3 EJERCICIOS ECONOMICOS Y EL PERIODO DE SEIS MESES AL 30 DE JUNIO DEL AÑO 2004
EXPRESADO EN MILES DE BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004

	6 MESES FINALIZADO AL 30 DE JUNIO 2004	AÑO FINALIZADO AL 31 DE DICIEMBRE 2.003	AÑO FINALIZADO AL 31 DE DICIEMBRE 2.002	AÑO FINALIZADO AL 31 DE DICIEMBRE 2.001
MANO DE OBRA DIRECTA	7.295.280	15.268.07	20.069.342	22.315.679
MATERIAL UTILIZADO :				
INVENTARIOS INICIALES	43.837.970	41.254.629	30.790.121	39.470.968
MATERIA PRIMA ADQUIRIDA	82.390.675	144.828.454	117.997.778	78.540.462
INVENTARIOS FINALES	(36.782.986)	(43.837.970)	(41.254.629)	(30.790.121)
	89.445.659	142.245.113	107.533.270	87.221.309
GASTOS INDIRECTOS:				
MANO DE OBRA INDIRECTA	2.222.855	4.596.188	6.996.529	8.446.488
MATERIALES Y REPUESTOS	7.137.243	12.369.263	16.087.431	15.351.003
DEPRECIACION	7.824.828	12.844.315	19.346.917	21.736.251
ENERGIA Y COMBUSTIBLES	8.344.924	17.783.375	20.493.082	16.321.869
OTROS GASTOS DE FABRICACION	6.505.207	11.512.797	12.649.388	10.895.575
	32.035.057	32.035.057	75.573.347	72.751.186
TOTAL COSTO DE PRODUCCION	128.775.996	216.619.126	203.175.959	182.288.174
PRODUCTOS EN PROCESO Y TERMINADOS				
INVENTARIO INICIAL	17.513.405	25.454.247	20.176.515	22.637.398
INVENTARIO FINAL	(16.985.487)	(17.513.405)	(25.454.247)	(20.176.515)
TOTAL COSTO DE VENTAS	129.303.914	224.559.968	197.898.227	184.749.057

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERIODO DE SEIS (6) MESES TERMINADOS AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
(EXPRESADAS EN BOLIVARES CONSTANTES AL 30 DE JUNIO DE 2004)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** **–** La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** **–** Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. En el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (véase notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela,

en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación en el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, se presente en valores inferiores en Bs. 2.097 millones, Bs. 4.957 millones, Bs. 8.892 millones y Bs. 3.606 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10

(DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 30 de junio de 2004, este efecto asciende a Bs. 993 millones aproximadamente.

c. ***Consolidación*** **–** Los estados financieros consolidados incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** **–** La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades,

planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 291.769 millones en junio 2004 (Bs. 260.630 millones en 2003, Bs. 344.812 millones en 2002 y Bs. 225.965 millones en 2001) producto de la incorporación de los valores corrientes de propiedades, planta y equipo en los años 2004, 2003, 2002 y 2001 y asimismo, los valores corrientes de inventarios en el año 2001, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 151.928 millones, Bs. 149.831 millones, Bs. 167.122 millones y Bs. 155.668 millones al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base en el IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los estados financieros consolidados al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 fueron reexpresados mediante la aplicación de la variación en el Indice de Precios al Consumidor (IPC) hasta el 30 de junio de 2004, excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo la metodología indicada en 1c, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, son los siguientes:

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Al inicio del período	385,661	303,469	231,275	205,977
Al final del período	428,254	385,661	303,469	231,275
Promedio del período	411,890	352,148	268,630	219,409
Inflación del período	11,04%	27,08%	31,21%	12,26%

e. ***Efectivo y equivalentes de efectivo –*** Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones –*** Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios al 30 de junio de 2004 y al 31 de diciembre de 2003 y 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 están presentados en costos corrientes a esa fecha. Los inventarios de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por

la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos –*** Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el Indice de Precios al Consumidor (IPC).

j. ***Transacciones en moneda extranjera –*** Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad –*** El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta –*** La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo –*** La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros –*** Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos –*** Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. ***Uso de estimaciones en la preparación de los estados financieros –*** La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción –*** La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2001 y 2002, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2003.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003 y 2002 y 2001, comprende lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Posición monetaria al inicio del año	(24.942.810)	(40.573.841)	(16.422.398)	(92.451.267)
Aumento del año	201.515.909	366.245.752	303.647.470	415.136.700
Disminución del año	(162.177.248)	(346.764.960)	(324.701.912)	(332.592.231)
Posición monetaria estimada del año	14.395.851	(21.093.049)	(37.476.840)	(9.906.798)
Menos – posición monetaria real al final del año	14.966.651	(24.942.810)	(40.573.841)	(16.422.398)
	(570.800)	3.849.761	3.097.001	6.515.600

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	2003	2002	2001
(Aumento) disminución:				
Efectos y cuentas por cobrar	(5.884.855)	(11.303.645)	(20.066.723)	(889.712)
Anticipos a proveedores	(3.818.640)	203.465	(1.794.653)	(1.402.021)
Inventarios	7.582.901	3.689.986	(17.627.409)	(3.675.782)
Gastos pagados por anticipado	(2.418.007)	(333.215)	(394.952)	120.517
Aumento (disminución):				
Cuentas por pagar	1.439.086	(11.469.449)	38.531.814	(5.752.315)
Gastos acumulados por pagar	810.022	1.209.067	3.117.568	1.010.541
Impuestos por pagar	(290.104)	6.475.836	3.323.270	(328.419)
Otros pasivos y créditos diferidos	(3.219)	(144.134)	(508,999)	(355.282)
	(2.582.816)	(11.672.089)	4.579.916	(11.272.473)

El desglose del resultado monetario del ejercicio utilizado por actividad para el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados al 31 de diciembre de 2003, 2002 y 2001, es como sigue (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	2003	2002	2001
Operacionales	(2.938.576)	5.394.500	(2.780.174)	(11.076.083)
De inversión	-	-	-	(4.244.919)
De financiamiento	4.868.718	6.078.433	10.198.215	14.894.279
De efectivo	(1.359.342)	(7.623.172)	(4.321.040)	6.942.323
	570.800	3.849.761	3.097.001	6.515.600

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Intereses	1.103.460	5.929.409	10.825.725	10.844.055
Impuestos	8.222.075	4.086.289	3.888.308	1.891.384

3. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Comerciales	61.140.317	56.532.830	56.894.603	53.476.552
Compañías relacionadas (Nota 13)	608.552	441.676	515.213	181.245
Empleados	4.287.973	3.929.329	3.551.435	3.632.096
Deudores diversos	490.099	905.504	1.831.535	1.426.456
Depósito dado en garantía	-	1.776.704	-	-
	66.526.941	63.586.043	62.792.786	58.716.349
Menos – apartado para cuentas de cobro dudoso	2.279.942	2.004.317	1.336.203	878.245
	64.246.999	61.581.726	61.456.583	57.838.104

4. INVENTARIOS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los inventarios se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Productos terminados	16.791.122	17.231.441	25.322.769	19.649.836
Productos en proceso	194.366	281.964	131.478	526.679
Materias primas	21.356.123	17.019.021	13.941.970	10.547.884
Repuestos	4.976.115	7.220.478	9.122.902	10.625.828
Inventario en tránsito	2.571.934	11.791.472	9.327.286	3.479.536
	45.889.660	53.544.376	57.846.405	44.829.763
Menos – provisión para obsolescencia	1.787.231	1.412.657	533.891	1.135.027
	44.102.429	52.131.719	57.312.514	43.694.736

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	30-06-2004	Al 31 de diciembre 2003	2002	2001
Activos netos de filiales en proceso de desincorporación:						
Valores y Acciones 1003, C.A.	(A)	100	12.777.078	36.381.131	-	-
Inmuebles 310350, C.A.	(B)	100	-	-	38.966.510	47.296.363
Otras inversiones registradas al costo:						
Otras			251.987	251.987	251.987	251.987
Menos – apartado para inversiones			3.931.815	28.443.784	25.224.938	17.639.623
			9.097.250	8.189.334	13.993.559	29.908.727

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A.. A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2003 y 2002, esta filial poseía inmuebles por Bs. 17.288 millones presentados al valor de venta rápida de acuerdo con informes de

peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 19.092 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 5.760 millones).

6. INVERSIONES EN AFILIADAS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

				Al 31 de diciembre		
	Nota	**%**	**30-06-04**	**2003**	**2002**	**2001**
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:						
Simco Recycling Corp. Inc.	(A)	50	5.273.328	4.969.375	5.905.124	7.980.999
Otras inversiones registradas al costo:						
Losani, S.A.	(B)	40	-	-	46.026	47.837
Panamericana de Licencias, S.A.	(B)	40	-	-	76.599	79.699
Inversiones inmobiliarias			-	-	280.240	280.241
			-	-	402.865	407.777
			5.273.328	4.969.375	6.307.989	8.388.776

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	Al 31 de diciembre		
	2003	**2002**	**2001**
Activo circulante	1.452	1.320	1.096
Total activo	2.161	2.194	2.073
Pasivo circulante	2.399	2.339	2.024
Patrimonio (déficit)	(723)	(585)	(238)
Total pasivo y patrimonio	2.161	2.194	2.073
Pérdida neta	(137)	(347)	(1.374)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 15.365 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año 2003, la Compañía vendió su participación en estas compañías.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, las propiedades, planta y equipo se componen de (en miles de bolívares):

			Al 31 de diciembre		
	Vida útil (años)	30-06-2004	2003	2002	2001
Edificios	10 a 30	53.846.259	53.889.991	54.391.899	51.944.960
Maquinarias y equipos	7 a 20	431.400.299	399.874.939	436.360.632	415.225.700
Vehículos	3 a 6	4.021.621	3.892.906	3.917.385	5.810.961
Muebles, enseres y otros	5	22.861.593	24.124.053	23.538.488	23.790.693
		512.129.772	481.781.889	518.208.404	496.772.314
Menos Depreciación Acumulada		64.062.252	55.460.311	39.652.448	101.542.640
		448.067.520	426.321.578	478.555.956	395.229.674
Terrenos		14.444.337	14.444.337	14.598.135	15.477.039
Construcciones en proceso		3.382.039	623.778	6.271.041	4.275.548
		465.893.896	441.389.693	499.425.132	414.982.261

Los valores de las propiedades, planta y equipos al 30 de junio de 2004 y al 31 de diciembre de 2003 y 2002, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y al 31 de diciembre de 2001 por avalúos de septiembre de 1998. Para el año terminado el 31 de diciembre de 2003, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 98.489 millones.

Durante el período de seis (6) meses terminado al 30 de junio de 2004, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 7.131 millones. Durante los años terminados el 31 de diciembre de 2003, 2002 y 2001, los

gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 12.565 millones, Bs. 21.082 millones y Bs. 19.507 millones, respectivamente.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 672 millones, Bs. 769 millones, Bs. 964 millones y Bs. 1.160 millones, respectivamente, neto de amortización acumulada. Durante el período de seis (6) meses terminado el 30 de junio de 2004 y los años terminados el 31 de diciembre de 2003, 2002 y 2001, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2003, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 297.385 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.039 millones, Bs. 1.114 millones y Bs. 1.190 millones y Bs. 1.265,4, respectivamente, neto de amortización acumulada por Bs. 269.7 millones, Bs. 294,3 millones, Bs. 218.9 millones y Bs. 212,7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 30 de junio de 2004, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,5% y 37,5% para el período de seis (6) meses terminado el 30 de junio de 2004, 15,75% y 37,25% para el año 2003, 28,75% y 74,51% para el año 2002 y 15,63% y 30% para el año 2001. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001.

10. EMISION DE OBLIGACIONES

Al 30 de junio de 2004, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	2.657.100
Menos – porción circulante	2.657.100
	-

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003 y 2002, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 387 millones, Bs. 386 millones y Bs. 193 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Comerciales	37.913.825	39.174.508	61.275.609	36.949.658
Compañías relacionadas (Nota 13)	5.500.235	5.955.095	7.679.858	3.780.147
Otras	4.924.096	1.283.670	2.287.496	2.243.094
	48.338.156	46.413.273	71.242.963	42.972.899

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 30 de junio de 2004 (valores estimados) y al 31 de diciembre de 2003, 2002 y 2001, al 31 de diciembre, se resume a continuación (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Impuesto sobre la renta del año – estimado	9.410.401	10.973.503	4.353.629	5.446.001
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	-	(744.047)	(318.006)	(1.180.288)
	9.410.401	10.229.456	4.035.623	4.265.713

Para los años terminados el 31 de diciembre de 2003, 2002 y 2001, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar

las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 30 de junio de 2004, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años 2003, 2002 y 2001, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	30-06-2004	Al 31 de diciembre 2003	2002	2001
Ventas de inventarios	27.534	253.893	373.966	3.972.512
Compras de inventarios	5.447.230	11.128.999	15.956.372	11.590.138
Cargos por consumo de energía eléctrica	7.249.797	15.164.039	17.998.370	10.193.055

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	30-06-2004	Al 31 de diciembre 2003	2002	2001
Cuentas por cobrar a corto plazo				
Corporación Industrial de Energía, C.A.	432.325	-	300.013	29.685
Agroindustrial Mandioca, C.A.	138.460	106.097	-	28.824
Seinforca, C.A.	37.580	-	-	-
Inmuebles 310350, C.A	187	-	-	-
J.C. Papeleras, C.A.	-	242.422	213.732	106.942
Turboven Cagua Company Inc.	-	-	-	7.888
Turbogeneradores de Venezuela, C.A.	-	90.181	-	5.982
Agropecuaria Mandioca, C.A.		1.155	1.468	1.924
Turboven Maracay Company Inc. Sucursal	-	1.821	-	-
	608.552	441.676	515.213	181.245
Cuentas por pagar a corto plazo				
Turbogeneradores Maracay, C.A.	2.722.271	3.010.510	4.561.863	888.058
Losani, S.A.		-	594.089	1.398.706
Inmuebles 310350, C.A.	2.289.007	1.820.427	1.206.201	132.808
Turboven Maracay Company	-	53.319	175.423	802.506
Seinforca, C.A.	488.957	402.931	556.152	344.643
Simco Recycling Corp. Inc.	-	647.187	573.687	213.426
Turboven Cagua Company Inc.	-	20.721	6.616	-
Agroindustrial Mandioca, C.A.	-	-	5.827	-
	5.500.235	5.955.095	7.679.858	3.780.147

14. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 105.999.128 de actualización de capital. El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendo a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 a reserva legal incluye Bs. 12.802 millones, Bs. 12.802 millones, Bs. 12.802 millones y Bs. 12.802 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 las utilidades retenidas incluyen Bs. (22.959) millones, Bs. (9.860) millones, Bs. (3.496) millones y Bs. 6.230 millones de utilidad (déficit) acumulado de las filiales, respectivamente, las cuales serán

disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 43.750 millones y Bs. 64.479 millones al 30 de junio de 2004, Bs. 30.966 millones y Bs. 36.135 millones al 31 de diciembre de 2003, Bs. 6.244 millones y Bs. 32.134 millones, al 31 de diciembre de 2002, y Bs. 18.025 millones y Bs. 51.731 millones, al 31 de diciembre de 2001, respectivamente.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 la utilidad neta incluye Bs. 9.019 millones, Bs. 10.045 millones Bs. 4.014 millones y Bs. 3.810 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el convenio cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al

pago de sus obligaciones en moneda extranjera. Al 30 de junio de 2004, la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.288 mil, de los cuales ha obtenido la aprobación por US$ 13.233 mil, y ha solicitado divisas por concepto de importaciones por US$ 78.710 mil de las cuales se ha obtenido la autorización por US$ 78.710 mil.

A la fecha de este informe de preparación, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.920,00, Bs. 1.600, Bs. 1.403 y Bs. 758,00 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
	(En miles de US$)			
Activo:				
Efectivo e inversiones temporales	9.496	7.238	7.502	5.671
Cuentas por cobrar comerciales	4.759	6.865	11.180	9.139
Cuentas por cobrar compañías relacionadas	-	101	157	34
Anticipos a proveedores y deudores diversos	2.999	1.005	988	2.384
	17.254	15.209	19.827	17.228

	30-06-2004	2003	2002	2001
Pasivo:				
Pagarés y sobregiros bancarios	-	-	-	1
Documentos por pagar	-	764	4.608	3.777
Cuentas por pagar comerciales	15.504	17.524	23.250	18.626
Cuentas por pagar compañías relacionadas	-	364	590	1.149
Gastos acumulados por pagar y otras	-	1.102	1.937	591
Préstamos a largo plazo	-	-	-	1.684
	15.504	19.754	30.385	25.828

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 representan aproximadamente el 8.79%, 5,8% y 18% y 13% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 688 millones.

Al 31 de diciembre de 2002 y 2001, la Compañía mantenía créditos cedidos a instituciones financieras por Bs. 4.083 millones y Bs. 4.221 millones, respectivamente para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 30 de junio de 2004, las cartas de crédito abiertas por estos conceptos alcanzan US$ 8.935 mil. (Bs. 17.155,2 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 7.589 millones aproximadamente, y para los cuales se han efectuado los escritos de descargos y recursos correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2003 y 2002, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.56 millones y US$ 1.29 millones, respectivamente, introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.003, 2.002, 2.001 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2004.

(En miles de US$)

	30-06-2004	Al 31 de diciembre 2003	2002	2001
	(En miles de US$)			
Activo:				
Efectivo e inversiones temporales	9.496	7.238	7.502	5.671
Cuentas por cobrar comerciales	4.759	6.865	11.180	9.139
Cuentas por cobrar compañías relacionadas	-	101	157	34
Anticipos a proveedores y deudores diversos	2.999	1.005	988	2.384
	17.254	15.209	19.827	17.228
Pasivo:				
Pagarés y sobregiros bancarios	-	-	-	1
Documentos por pagar	-	764	4.608	3.777
Cuentas por pagar comerciales	15.504	17.524	23.250	18.626
Cuentas por pagar compañías relacionadas	-	364	590	1.149
Gastos acumulados por pagar y otras	-	1.102	1.937	591
Préstamos a largo plazo	-	-	-	1.684
	15.504	19.754	30.385	25.828

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.001: Bs. 758,00 * US$
Al cierre del 31 de Diciembre de 2.002: Bs. 1.403,00 * US$
Al cierre del 31 de Diciembre de 2.003: Bs. 1.600,00 * US$
Al cierre del 30 de Junio de 2.004: Bs. 1.920,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-04 hasta el 30-06-04 y para los años 2.003, 2.002 y 2.001 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

30 de Junio 2004	31 de Diciembre 2003	31 de Diciembre 2002	31 de Diciembre 2001
Utilidad Cambiaría	Utilidad Cambiaría	Pérdida Cambiaría	Pérdida Cambiaría
3.243.856	3.201.429	(4.409.498)	(2.368.361)

f) Detall es relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.039 millones, Bs. 1.114 millones y Bs. 1.190 millones y Bs. 1.265,4, respectivamente, neto de amortización acumulada por Bs. 269.7 millones, Bs. 294,3 millones, Bs. 218.9 millones y Bs. 212,7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y

amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 y 2001 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/04 y el 30/06/04 y para los años 2003, 2002 y 2001 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 30 de junio de 2004 son los siguientes:

30 de Junio 2.004	31 de Diciembre 2.003	31 de Diciembre 2.002	31 de Diciembre 2.001
8.598.712	16.485.715	17.267.168	26.008.901

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante				
INDICADOR	**Cierre al 30-06-04**	**Cierre al 31-12-03**	**Cierre al 31-12-02**	**Cierre al 31-12-01**
AC / PC	1,88	1,60	1,40	1,98
Efect. / PC	0,32	0,17	0,20	0,25
PC / Pat.	0,15	0,18	0,21	0,16
PT / Pat	0,17	0,19	0,24	0,21

Leyenda:

AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

3.4 Dictámenes de las Sociedades Calificadoras de Riesgo.

CLASIFICADORES ASOCIADOS *S&S*, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF: (58)(212) 266-69-63 / 266-02-50

RESUMEN DEL DICTAMEN DE CALIFICACION DE RIESGO

EMISOR:	MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
DESCRIPCION DE LOS TITULOS:	Papeles Comerciales al portador hasta por la cantidad de CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000) o su contravalor en dólares americanos, emisión aprobada en Asamblea Ordinaria de Accionistas celebrada el 25/04/2003 y según lo acordado por la Junta Directiva, en reunión del 24/09/2004 (Programa 2004-I)
PLAZO DE LOS TITULOS:	Entre 15 y 360 días
USO DE LOS FONDOS:	Cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar, originada en el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza
INFORMACION ANALIZADA:	a) Estados financieros al 31 de Diciembre de los años 2001, 2002 y 2003, auditados por Lara, Marambio & Asociados (Deloitte & Touche) y un corte no auditado para el 30 de Junio 2004 b) Información económico-financiera en bolívares constantes al 30 de Junio 2004 c) Entrevistas con Ejecutivos de la empresa d) Información sectorial
RIESGO:	A2 Categoría: "A" Corresponde a aquellos instrumentos con una buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía, sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado Sub-categoría: "A2": Se trata de instrumentos con mínimo riesgo de inversión, su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.
PERIODICIDAD DE LA REVISION:	Ciento ochenta (180) días contados a partir del inicio de la oferta pública autorizada por la Comisión Nacional de Valores, o cuando CLASIFICADORES ASOCIADOS S&S, C.A. (S&S) tenga conocimiento de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos

EDUARDO GRASSO V. | BEATRIZ FERNANDEZ R. | FILOMENA ALTERA A.

Caracas, 08 de Octubre 2004

Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Papeles Comerciales	2004-I	Bs. 5.000.000.000,00.	En Bolívares.	Entre 15 y 360 días
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 25 de abril de 2003.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A1**	11 de octubre de 2004	Al 30/06/04 (no auditados)	En seis (6) meses.

Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".

Definición de la Subcategoría A1: "Se trata de instrumentos con escaso riesgo de inversión, ya que muestran una excelente capacidad de pago del capital y de los intereses, en las condiciones y los plazos pactados. A criterio del Calificador, se considerará que no existe la posibilidad de que cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, incrementen el riesgo del instrumento bajo consideración".

Por la Junta Calificadora:

Otto Rivero — Daniel Abreu — Sarino Russo

Fundamentos de la calificación:

- Manpa ha incrementado sostenidamente su margen operativo, mostrando un sólido 23,0% al cierre del primer semestre de 2004 (22,6% al cierre del AF03). El Emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.
- El Emisor ha reducido progresivamente su deuda financiera con los fondos producidos por las operaciones y las desinversiones. Al 30/06/03, el efectivo y equivalentes supera el monto de la deuda financiera. La cobertura de intereses es muy holgada (37 veces en el primer semestre de 2004). La baja en las tasas de interés locales seguirá favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.
- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/04 el Efectivo y equivalentes cubre 1,5 veces la Deuda financiera a corto plazo. .
- Con el cierre virtual de Venepal y las restricciones cambiarias, el entorno favorece al productor local. El Emisor mantiene una importante cantidad de efectivo e inversiones temporales en divisas que le permite afrontar cualquier retraso en el suministro de divisas.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. En 2003, el 32,7% de la producción de Manpa se vendió en bobinas, mientras que el 67,3% restante se convirtió y vendió como producto terminado.

En 2003, el PIB real decreció 9,2% luego de decrecer 8,9% en 2002. El paro de la industria petrolera y demás actividades en diciembre 2002 y enero 2003, produjo una merma significativa en los ingresos fiscales y de divisas al país, que condujo al Gobierno a aplicar medidas de control cambiario, control de precios, exoneración de aranceles y recortes de

gastos. La economía no pudo recuperarse hasta el cuarto trimestre de 2003, período en el cual creció 9,0%. El consumo final de hogares decreció igualmente 10,5% en 2002 y 4,1% en 2003.

Consumo Aparente (TM)	2000	2001	2002	2003
Impresión/Escritura	50.541	75.049	70.791	80.361
Envases/Envolturas	27.160	35.118	35.528	25.051
Higiénicos	132.380	165.606	124.729	86.919
Total:	210.081	275.773	260.130	192.331

Fuente Apropaca.

El consumo aparente de los productos intermedios que produce el Emisor se contrajo en un 26,1% en 2003. Los rubros afectados fueron los papeles Higiénicos (-30,3%) y de Envases y Envolturas (-29,5%). El consumo de papeles de Impresión y Escritura sufrió un incremento de 13,5%, reflejando una tendencia a la conversión local de bobinas, en lugar de la importación de productos finales.

Importación (TM)	2000	2001	2002	2003
Impresión/Escritura	9.528	33.450	27.167	43.512
Envases/Envolturas	6.463	14.596	16.030	10.729
Higiénicos	894	24.704	43.290	28.370
Total:	16.885	72.750	86.487	82.611

Fuente Apropaca.

Las sobrevaluaciones del bolívar continúan estimulando la importación de papeles en detrimento de la producción nacional. En 2003, debido a las restricciones cambiarias y la contracción de la demanda, la importación de papeles Higiénicos (donde han aparecido en los últimos tres años convertidores locales importantes e importación de Colombia) y de Envases y Envolturas se contrajo 34,5% y 33,1% respectivamente. Por el contrario, la importación de papeles de Impresión y Escritura se incrementó 60,2%, observándose la sustitución de importación de productos finales por bobinas para su conversión local.

Exportación (TM)	2000	2001	2002	2003
Impresión/Escritura	27.342	27.732	29.082	24.565
Envases/Envolturas	1.579	0	0	0
Higiénicos	27.371	23.717	16.060	5.990
Total:	56.292	51.449	45.142	30.555

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" siguen afectando la exportación de papeles. A pesar de la contracción en el consumo interno y de la elevada capacidad ociosa las exportaciones se contrajeron 32,3% en 2003.

En 2003, las ventas de Manpa escaparon a la contracción del consumo aparente. El volumen de ventas de papeles de Impresión y Escritura se incrementó 8,0% y el de Envases y Envolturas 3,5%. Este comportamiento se explica por las crecientes dificultades financieras de Venepal, su único competidor local en estos segmentos, cuyo retiro progresivo del mercado, hasta el virtual cierre de sus plantas en 2003, ha sido igualmente aprovechado por importadores. Luego de la entrada de Kimberley-Clark en el segmento de Higiénicos, Manpa fortaleció sus canales de distribución a fin de recuperar su participación de mercado histórica. En 2003 las ventas crecieron 7%, a pesar de la fuerte caída del consumo aparente.

Las estimaciones preliminares del BCV arrojan un crecimiento de 23,1% para el primer semestre de 2004. El volumen de ventas de Manpa en todos los segmentos se incrementó (Impresión y Escritura +65,0%; Envases y Envolturas 14,6%; Higiénicos 12,2%). La flexibilización del control cambiario y las bajas tasas de interés han facilitado el incremento en la producción de bienes y servicios. El Indice de Remuneración de los asalariados continuó con su recuperación progresiva. Las elecciones regionales y de diputados y los altos precios del petróleo, seguirán condicionando el elevado gasto público. Se espera un cecimiento del PIB de 10,0% en 2004 y de 5% en 2005. La recuperación económica y del consumo son buenas noticias para el sector.

Análisis financiero.

Rentabilidad. A partir del AF99, el margen operativo de Manpa se ha fortalecido, mostrando un sólido 23,0% al cierre del primer semestre de 2004. Manpa acometió importantes programas de reducción de costos y se concentró en el negocio de papel, desinvirtiendo en los sectores eléctrico y forestal. Adicionalmente, el entorno se ha vuelto más favorable. El segmento Higiénico se estabilizó, luego de la entrada de Kimberly Clark. Las crecientes dificultades financieras de Venepal, su único competidor en los demás segmentos, crearon demanda insatisfecha que fue suplida parcialmente por el Emisor. La aprobación del reglamento de la Ley del Libro, puso un freno a las importaciones ilegales. En 2003, el cierre virtual de Venepal y las restricciones cambiarias, favorecieron aún más al productor local. Manpa se encuentra en excelente posición para aprovechar la recuperación de la demanda estimada para el segundo semestre de 2004 (período más favorable debido a la estacionalidad de las ventas de papeles de Imprimir y Escribir) y 2005.

Endeudamiento. Durante el período AF99-AF01 la cobertura de intereses se recuperó, gracias al mejor desempeño de las operariones, la caída de las tasas de interés locales y la reducción en el ritmo de

inversiones. En el AF01, con el efectivo producido por la venta de activos del proyecto forestal se redujo la deuda financiera neta en 56%. Al 30/06/04, el efectivo y equivalentes supera la deuda financiera y la cobertura de intereses es de 37 veces. En lo que resta de año y en 2005, las tasas de interés deben mantenerse bajas facilitando el servicio de la deuda.

Solvencia y liquidez. En el período AF99-AF01, como resultado del mejor desempeño operativo, la reducción en el ritmo de las inversiones, la incorporación en el circulante de activos en desincorporación y las reprogramaciones de los vencimientos de la deuda, la liquidez y la prueba del ácido se incrementaron sostenidamente. En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados, que ha mas que compensado la mayor acumulación de materias primas, y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al 31/06/04. En la composición del activo circulante, el emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria.

Eficiencia. La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. En 2003 y primer semestre de 2004, la recuperación de los índices obedece al mejor desempeño de las ventas.

Sensibilidad al entorno. Manpa ha reducido progresivamente su posición corta en dólares, cancelando, en algunos casos de forma anticipada, préstamos a largo plazo con instituciones financieras. La posición corta se deriva de la importación de materias primas. El Emisor mantiene una importante cantidad de efectivo e inversiones temporales en divisas para afrontar contingencias. Al 30/06/04, el 100% de la deuda financiera de Manpa está contratada en bolívares. El control de cambios permitirá un bajo nivel de tasas de interés locales, con baja de volatilidad. Por otra parte, el apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa más del 50% del costo de producción.

Indices y Cifras Seleccionadas	1S AF04	AF03	AF02	AF01	AF00
Rentabilidad (%)					
Margen en operaciones	23,0	22,6	12,4	14,0	7,2
Margen neto	14,6	7,3	1,0	3,0	2,8
Utilidad neta/Patrimonio (ROE)	10,9	5,1	0,5	1,8	1,6
Utilidad neta/Total Activos (ROA)	9,3	4,2	0,4	1,5	1,2
Endeudamiento (veces)					
EBITDA/Intereses netos	37,03	14,83	4,72	5,72	2,60
Deuda financiera neta/Ventas netas	-0,02	0,01	0,02	0,08	0,16
Total pasivo/Patrimonio+Intereses minoritarios	0,17	0,19	0,24	0,21	0,38
Pasivo circulante/Total pasivo	0,87	0,92	0,89	0,76	0,70
Deuda financiera./Total pasivo	0,19	0,20	0,29	0,42	0,54
Efectivo y equivalentes/Deuda financiera a corto plazo	1,51	0,80	0,57	0,59	0,49
Deuda financiera neta (Bs. Constantes de junio 2004)	-8.866	2.441	6.919	21.770	40.659
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,92	1,60	1,39	1,97	1,80
Prueba del ácido	1,26	1,00	0,87	1,39	1,35
Rotación de cuentas por cobrar	6,9	6,2	4,9	5,2	4,8
Rotación de inventarios	4,8	4,2	3,4	4,1	3,6
Efectivo e Inversiones temporales/Activo circulante	0,17	0,11	0,11	0,11	0,11
Eficiencia (veces)					
Ventas netas/Total activo	0,64	0,58	0,43	0,49	0,43
Ventas netas/Activo fijo	0,87	0,78	0,59	0,69	0,68

(*) Resultados del semestre anualizados - multiplicado por dos - para fines comparativos.

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35

- LETICIA LEVEL Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2004-
Monto Máximo Autorizado: Bs. 5.000.000.000,00

Coordinador:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

COMISION NACIONAL DE VALORES
2004 SEP 29 P 4:33
ARCHIVO RECIBIDO

MANPA

PROSPECTO

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs.	45.880.188.480,oo
Capital Suscrito:	Bs.	22.940.094.240,oo
Capital Pagado:	Bs.	22.940.094.240,oo

EMISION DE PAPELES COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,oo)

EMISION: 2004 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de Mayo de 2.003, Nº 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 921 de fecha 24 de Septiembre de 2004.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº XXXXX del XX de XXXX de 2004 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Máximo Autorizado:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00). La autorización tendrá vigencia de un año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de CINCO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 5.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1.5 Prórroga:

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

1.6 Precio al Público y Colocación:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Unico y en los avisos de prensa correspondientes.

1.8 Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Unico por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Unico o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.12 Calificadoras de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se indican los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **X**, sub- categoría **XX**."

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **X**, sub- categoría **XX**."

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones

sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

1.13 Representante Común de los Tenedores de Papeles Comerciales:

La Asamblea Ordinaria de Accionistas en su reunión de fecha 25 de abril de 2.003, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el XX de XXXX de 2004, bajo el Nº XXXXX.

2. INFORMACION SOBRE LA ENTIDAD EMISORA Y SUS ACCIONISTAS.

2.1 Nombre, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B(Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

Plantas:

División Molino I.E.E. y División F.C.R.R:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

División Molino Higiénico:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.4 Objeto Social:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

2.5. Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,oo a Bs. 10,oo por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A.

(MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los

requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.6 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, su único competidor es Venepal:

	Año 2003	Año 2002
TISSUE	35,80%	36,90%
ENVASES – EMBALAJES	92,00%	75,15%
IMPRIMIR – ESCRIBIR	94,00%	85,58%

FUENTE: Datos Information Resources y Cálculos Propios.

2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil

Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,oo.

2.8 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 - A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 - A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 - A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 - A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 - A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 - A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 - A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 - A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 - A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 - A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 - A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 - A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

2.9 Principales Accionistas.

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	Participación
Natscumco	31,50%
Claridge, LTD	15,26%
C. V. V. Caja Venezolana de Valores (*)	3,28%
Milanasa, Corp.	7,38%
Inversiones 85735, LTD	6,32%
Brown Brothers Harriman & Co.	6,10%
Fundación Carlos Delfino	4,38%
Otros (**)	25,76%
TOTAL	100,00%

(*) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(**) Individualmente poseen menos del 2,84%.

2.10 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 23 de Abril de 2.004.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Director de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director de Cementos Táchira, C.A., Ex-presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-presidente de la Junta Directiva de C.A. Cementos Táchira, Ex-presidente de la Asociación Venezolana de Productores de Cementos.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Director de C.A. Fábrica Nacional de Cementos y Cementos Táchira.

CARLOS H. PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado. Director de Inmuebles y Valores 231107, S.A., Director de Corporación Industrial de Energía C.A.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A. Director de Corporación Industrial de Energía C.A.

ALICIA M. PAPARONI M. – Director Principal

Médico Pediatra, Director de Corporación Industrial de Energía, C.A.

NELSON ISAMIT - Director Principal

Ingeniero Industrial, Gerente de Planta en Autopartes Nacionales (Autoparna), Director de Corporación Industrial de Energía, C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Aserradero Venwood C.A., Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A.

ALFREDO GOMEZ RUIZ - Director Principal

Licenciado en Finanzas, Ex Presidente del Banco de Inversión Bancaracas, Ex Director del Banco Caracas. Ex Asesor de la Arrendadora Bancaracas, Ex Director del Banco Mercantil, C.A., S.A.C.A., Ex Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A. Ex Director de la Sociedad Financiera Mercantil, C.A., Ex-Director de Bancaracas Mercado de Capitales, Ex-Director de Inversora Cibanca, Ex-Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela (CACOFV), Director Suplente de Corporación Industrial de Energía C.A., Director y miembro del Comité Ejecutivo de Inversora Bancaracas, Director

de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado, Presidente del Comité de Impuesto de Venamcham, Presidente de Embotelladora de Refrescos Emboca, C.A., Presidente de Crowley Logistics de Venezuela, C.A., Presidente de HSAC Logistics, C.A., Presidente de Fundación Banco Mercantil, Director Principal del Banco Mercantil, C.A. S.A.C.A., Director Principal Servicios Financieros Mercantil, C.A. S.A.C.A., Director Principal de Centro Comercial Judibana, Director Principal de C. Hellmund & Cía, S.A., Director Principal de Tapas Corona, S.A., Director Principal de ARS-DMB&B Publicidad, Director Principal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Director Principal Telcel Celular, C.A. y Corporación Industrial de Energía, C.A. S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, y Ex - Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay, Ex-Director de Corporación Industrial de Energía C.A., Director Gerente de Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., promotor y director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director principal de Inmuebles y Valores 231107 S.A., Ex presidente y miembro de la directiva de la Sociedad de Ganaderos de Portuguesa, Ex director de la Federación Nacional de Ganaderos de Venezuela, Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A.

Directores Suplentes:

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI M - Director Suplente

Arquitecto, Ex-Vicepresidente de Adriática de Seguros, C.A., Director Gerente General de Constructora Tramontana, C.A., Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, C.A., Ex Gerente General de C.A. Fábrica de Papel de Maracay, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Director de Turbogeneradores Venezuela, C.A., Director Suplente de Turbogeneradores Maracay, C.A., Ex Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Director de Empresas Industriales y Financieras.

GUSTAVO PAPARONI S. - Director Suplente

Licenciado en Administración. Director de Corporación Industrial de Energía C.A. S.A.C.A, Representaciones Cats 2000, C. A. Constructora Tramontana, C. A. y Grupo Mandarin 18, C. A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A. Director Suplente de Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A. Miembro de la Junta Directiva de la Fundación de la Vivienda Popular,

Ex-Director de Corporación Industrial de Energía C.A., Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas y de Inmuebles y Valores 231107, S.A., Primer Vicepresidente de Corporación Industrial de Energía.

FERNANDO MICALE - Director Suplente

Arquitecto, Director de Corporación Industrial de Energía, C.A., Director de Inmuebles y Valores 231107, C.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

ARMANDO MARTINEZ M - Director Suplente

Ingeniero Civil, Master en Ingeniería Industrial, Gerente General de Soltuca.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

2.11 Comisarios:

<u>Comisarios Principales</u>:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

<u>Comisarios Suplentes</u>:

JACQUELINE SUBERO	C. Adm. Nº 11.437
ISABEL QUINTERO	C. P. C. Nº 15.197

2.12 Auditores Externos:

DELOITTE & TOUCHE

2.13 Compañías Filiales y Afiliadas

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

Nombre de la Empresa:	JC PAPELERAS.
Fecha de Constitución:	14 de Febrero de 1.995
Fecha de Adquisición:	23 de Enero de 1.997
Ubicación:	La Oficina Principal se encuentra en Caracas, Dtto. Federal
Capital Suscrito:	Bs. 2.137.500.000,oo
Capital Pagado:	Bs. 2.137.500.000,oo
Participación:	57%
Actividad:	Venta y distribución de artículos de escritorio, oficina, regalos y quincallería en general.

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2003, 2002 y 2001.

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorias de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2003, 2002 y 2001, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorias.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2003, 2002 y 2001, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de

conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales**, tomados en su conjunto. En las páginas 25 a 28 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2003, 2002 y 2001, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. N° S-796

Venezuela, 16 de febrero de 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	2003	2002	2001
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo (Notas 1, 15 y 16)	13.882.269	19.653.908	16.920.741
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	54.677.657	56.104.752	52.508.115
Anticipos a proveedores y otros (Nota 15)	2.412.091	3.299.124	2.441.274
Inventarios - neto (Notas 1 y 4)	47.495.606	52.046.934	39.671.827
Gastos pagados por anticipado	795.835	624.777	359.909
Otros activos circulantes - neto (Notas 1 y 5)	7.374.853	12.601.812	26.934.117
Total activo circulante	126.638.311	144.331.297	138.835.983
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	8.302.703	8.461.834	6.548.664
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	4.417.612	5.651.998	7.558.180
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1 y 7)	397.601.692	449.927.100	373.895.946
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	1.300.969	1.274.813	1.318.538
TOTAL	538.261.287	609.647.042	528.157.311
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios (Nota 9)	10.620.000	10.420.905	779.864
Porción circulante de préstamos a largo plazo	-	7.783.908	11.947.464
Porción circulante de obligaciones y papeles comerciales (Nota 10)	5.460.600	2.541.684	7.822.104
Documentos por pagar (Notas 15 y 18)	1.222.731	8.216.503	4.773.911
Cuentas por pagar (Notas 11 y 15)	41.914.480	63.614.131	38.789.335
Dividendos por pagar (Nota 14)	5.178.987	356.281	-
Gastos acumulados por pagar (Nota 15)	7.193.241	7.966.135	5.970.004
Impuestos por pagar (Notas 1 y 12)	7.741.652	2.741.894	140.154
Total pasivo circulante	79.331.691	103.641.441	70.222.836
PRESTAMOS A LARGO PLAZO (Notas 9 y 15)	-	1.906.263	14.015.687
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	-	3.360.233	-
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD (Nota 1)	7.207.096	7.898.567	8.027.889
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.994	57.987	421.596
IMPUESTO SOBRE LA RENTA DIFERIDO			-
Total pasivo	86.567.781	116.864.491	92.688.008
INTERESES MINORITARIOS (Nota 1)	1.330.432	1.066.594	979.902
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 14)	450.363.074	491.715.957	434.489.401
TOTAL	538.261.287	609.647.042	528.157.311

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	2003	2002	2001
VENTAS NETAS (Nota 17)	311.371.851	259.705.157	256.316.696
COSTO DE VENTAS	203.871.781	179.569.473	167.221.138
UTILIDAD BRUTA	107.500.070	80.135.684	89.095.558
GASTOS DE VENTAS	25.052.310	32.118.371	35.715.877
GASTOS GENERALES Y ADMINISTRATIVOS	12.156.666	15.282.753	17.487.725
	37.208.976	47.401.124	53.203.602
UTILIDAD EN OPERACIONES	70.291.094	32.734.560	35.891.956
OTROS INGRESOS (EGRESOS):			
Provisión para inversiones	(3.508.095)	(5.532.611)	(9.012.859)
Pérdida en inversiones temporales	(23.083.167)	-	(4.701.198)
Pérdida neta en contrato de cobertura en moneda extranjera	(365.888)	-	-
Utilidad en venta de activos	108.538	38.055	-
Impuesto al débito bancario	(4.032.729)	(2.359.296)	-
Otros - neto	(5.193.433)	(3.028.678)	(4.556.089)
	(36.074.774)	(10.882.530)	(18.270.146)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:			
Intereses gastos	(5.240.854)	(10.824.940)	(10.413.823)
Intereses sobre inversiones temporales	394.539	572.967	1.140.387
Diferencias en cambio - neto	2.883.226	(3.970.946)	(2.144.247)
Resultado monetario del ejercicio (REME) (Notas 1 y 2)	3.466.880	2.788.983	5.867.578
	1.503.791	(11.433.936)	(5.550.105)
UTILIDAD ANTES DE IMPUESTOS	35.720.111	10.418.094	12.071.705
PROVISION PARA IMPUESTOS (Nota 12):			
Impuesto sobre la renta	9.228.222	3.636.255	3.870.341
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	26.491.889	6.781.839	8.201.364
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA (Nota 1)	(3.358.782)	(3.790.163)	(402.257)
UTILIDAD ANTES DE INTERESES MINORITARIOS	23.133.107	2.991.676	7.799.107
INTERESES MINORITARIOS	(263.838)	(86.692)	(18.074)
UTILIDAD NETA	22.869.269	2.904.984	7.781.033
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	9,97	1,27	3,39

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolivares)

				Utilidades retenidas				
	Capital social actualizado	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2000	116.115.407	199.427.221	315.217	11.611.540	-	53.133.598	86.513.640	467.116.623
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	(126.186)	-	-	(652.597)	-	(778.783)
SALDOS INICIALES NETOS	116.115.407	199.427.221	189.031	11.611.540	-	52.481.001	86.513.640	466.337.840
Dividendos en efectivo	-	-	-	-	-	(8.006.241)	-	(8.006.241)
Utilidad neta	-	-	-	-	-	7.781.033	-	7.781.033
Resultado acumulado por traducción de filial extranjera	-	-	11.032	-	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(31.634.263)	(31.634.263)
SALDOS AL 31 DE DICIEMBRE DE 2001	116.115.407	199.427.221	200.063	11.611.540	-	52.255.793	54.879.377	434.489.401
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)		(199.427.221)	-	-	199.427.221	-	-	-
Dividendos en efectivo	-	-	-	-	-	(29.409.003)	-	(29.409.003)
Utilidad neta	-	-	-	-	-	2.904.984	-	2.904.984
Resultado acumulado por traducción de filial extranjera	-	-	(108.097)	-	-	-	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	83.838.672	83.838.672
SALDOS AL 31 DE DICIEMBRE DE 2002	116.115.407	-	91.966	11.611.540	199.427.221	25.751.774	138.718.049	491.715.957
Dividendos en efectivo	-	-	-	-	-	(25.227.267)	-	(25.227.267)
Utilidad neta	-	-	-	-	-	22.869.269	-	22.869.269
Resultado acumulado por traducción de filial extranjera	-	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(38.937.258)	(38.937.258)
SALDOS AL 31 DE DICIEMBRE DE 2003	116.115.407	-	34.339	11.611.540	199.427.221	23.393.776	99.780.791	450.363.074

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolivares)

	2003	2002	2001
ACTIVIDADES OPERACIONALES:			
Utilidad neta	22.869.269	2.904.984	7.781.033
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto	263.838	86.692	18.074
Participación en resultados de filial y afiliada	3.358.782	3.790.163	402.257
Utilidad en venta de activos	(108.538)	(38.055)	(187.717)
Retiros y consumo de equipos y partes industriales	1.501.670	1.697.678	2.147.815
Provisión para inversiones	3.508.095	6.830.908	
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	691.407	1.580.994	691.406
Diferencial cambiario de documentos por pagar	-	1.700.003	-
Resultado monetario del ejercicio (REME) (Nota 2)	(3.466.880)	(2.788.983)	(5.867.578)
Depreciación	14.846.107	15.549.843	23.422.153
Amortización de cargos diferidos	75.466	34.143	75.560
Cambios en activos y pasivos operacionales (Nota 2)	(10.595.082)	4.173.011	(9.048.047)
Provisión para prestaciones de antigüedad, neto	1.239.841	1.827.429	2.138.428
Efectivo neto provisto por las actividades operacionales	34.183.975	37.348.810	21.573.384
ACTIVIDADES DE INVERSION:			
Venta de activos netos proyecto forestal	-	-	29.848.434
Compra de propiedades, planta y equipo	(2.869.873)	(4.321.197)	(3.556.199)
Venta de propiedades y equipos	599.705	40.141	29.577
(Aumento) disminución en cargos diferidos y otros activos	(101.622)	-	98.241
Efectivo neto (usado) provisto por las actividades de inversión	(2.371.790)	(4.281.056)	26.420.053
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento (disminución) en pagarés y sobregiros bancarios	3.025.000	10.085.736	(5.863.898)
Disminución en préstamos a largo plazo	(9.531.250)	(11.405.909)	(22.618.895)
Aumento (disminución) en obligaciones emitidas en circulación	1.020.625	(67.045)	(8.788.649)
(Disminución) aumento en documentos por pagar	(6.553.338)	3.154.501	(12.371.910)
Dividendos en efectivo	(20.404.561)	(29.052.722)	(8.006.241)
Efectivo neto usado por las actividades de financiamiento	(32.443.524)	(27.285.439)	(57.649.593)
EFECTO DE INFLACION Y DEVALUACIÓN SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO (Nota 2)	(5.140.300)	(3.049.148)	4.368.875
(DISMINUCION) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.771.639)	2.733.167	(5.287.281)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	19.653.908	16.920.741	22.208.022
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	13.882.269	19.653.908	16.920.741

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** **–** La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** **–** Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y para el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (véase notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en

los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2003, 2002 y 2001, se presente en valores inferiores en Bs. 4.464 millones, Bs. 8.008 millones y Bs. 3.248 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2003, este efecto asciende a Bs. 216 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Al 31 de diciembre de 2003, 2002 y 2001, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de una filial en proceso de desincorporación (Veáse Nota 5).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** – La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de

reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2002 y 2001 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2003 y 2002 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 234.709 millones, Bs. 269.186 millones y Bs. 176.406 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2003, 2002 y 2001, respectivamente, y asimismo los valores corrientes de inventarios en 2001, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 134.929 millones, Bs. 130.468 millones y Bs. 121.527 millones al 31 de diciembre de 2003, 2002 y 2001, respectivamente.

Las partidas monetarias del balance general al 31 de diciembre de 2003 se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a esa fecha. Las partidas no monetarias tales como inventarios, inversiones, capital social, utilidades retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se

adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2003	**2002**	**2001**
Al inicio del año	303,469	231,275	205,977
Al final del año	385,661	303,469	231,275
Promedio del año	352,148	268,630	219,409
Inflación del año	27,08%	31,21%	12,28%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2002 y 2001 fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han

registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 y 2001 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos* –** Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

j. ***Transacciones en moneda extranjera* –** Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad* –** El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos

según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo*** – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros*** – Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales

afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2002 y 2001, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2003.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2003	2002	2001
Posición monetaria al inicio del año	(36.538.517)	(14.789.095)	(83.256.408)
Aumento del año	329.820.314	273.447.824	373.848.751
Disminución del año	(312.277.007)	(292.408.291)	(299.513.860)
Posición monetaria estimada del año	(18.995.210)	(33.749.534)	(8.921.517)
Menos – posición monetaria real al final del año	(22.462.090)	(36.538.517)	(14.789.095)
	(3.466.880)	(2.788.983)	(5.867.578)

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
(Aumento) disminución:			
Efectos y cuentas por cobrar	(11.125.635)	(18.070.962)	189.156
Anticipos a proveedores	209.134	(1.616.164)	(1.262.581)
Inventarios	3.814.351	(15.447.321)	(3.310.203)
Gastos pagados por anticipado	(300.075)	(355.672)	8.042
Aumento (disminución):			
Cuentas por pagar	(11.169.532)	34.536.632	(5.180.211)
Gastos acumulados por pagar	1.349.405	2.823.909	910.037
Impuestos por pagar	6.656.263	(416.455)	(295.756)
Otros pasivos y créditos diferidos	(28.993)	2.719.044	(106.531)
	(10.595.082)	4.173.011	(9.048.047)

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2003	2002	2001
Operacionales	3.719.978	(2.654.520)	(11.910.072)
De inversión	-	(84.166)	-
De financiamiento	4.887.202	8.576.817	13.408.775
De efectivo	(5.140.300)	(3.049.148)	4.368.875
	3.466.880	2.788.983	5.867.578

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2003	2002	2001
Intereses	5.339.692	9.749.030	9.765.545
Impuestos	3.679.882	3.501.592	1.703.274

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
Comerciales	50.130.904	51.996.489	48.580.347
Compañías relacionadas (Nota 13)	397.749	463.972	163.219
Empleados	3.538.533	3.198.223	3.270.861
Deudores diversos	815.446	1.649.378	1.284.586
Depósito dado en garantía	1.600.000	-	-
	56.482.632	57.308.062	53.299.013
Menos – apartado para cuentas de cobro dudoso	1.804.975	1.203.310	790.898
	54.677.657	56.104.752	52.508.115

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
Productos terminados	16.031.296	23.238.760	18.018.344
Productos en proceso	253.921	118.402	474.297
Materias primas	15.361.456	12.555.354	9.498.831
Repuestos	6.502.356	8.215.572	9.569.022
Inventario en tránsito	10.618.736	8.399.629	3.133.474
	48.767.765	52.527.717	40.693.968
Menos – provisión para obsolescencia	1.272.159	480.793	1.022.141
	47.495.606	52.046.924	39.671.827

Durante los años terminados el 31 de diciembre de 2003, 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2003	2002	2001
Activos netos de filiales en proceso de desincorporación:					
Valores y Acciones 1003, C.A.	(A)	100	32.762.799	-	-
Inmuebles 310350, C.A.	(B)	100	-	35.091.046	42.592.443
Otras inversiones registradas al costo:					
Otras			226.926	226.926	226.926
Menos – apartado para inversiones			25.614.872	22.716.160	15.885.252
			7.374.853	12.601.812	26.934.117

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A.. A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos

de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2003, 2002 y 2001, esta filial poseía inmuebles por Bs. 15.569 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 17.193 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.800 millones).

6. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2003	2002	2001
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:					
Simco Recycling Corp. Inc.	(A)	50	4.417.612	5.277.002	7.178.273
Otras inversiones registradas al costo:					
Losani, S.A.	(B)	40	-	46.026	47.837
Panamericana de Licencias, S.A.	(B)	40	-	76.599	79.699
Inversiones inmobiliarias			-	252.371	252.371
			-	374.996	379.907
			4.417.612	5.651.998	7.558.180

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2003	2002	2001
Activo circulante	1.452	1.320	1.096
Total activo	2.161	2.194	2.073
Pasivo circulante	2.399	2.339	2.024
Patrimonio (déficit)	(723)	(585)	(238)
Total pasivo y patrimonio	2.161	2.194	2.073
Pérdida neta	(137)	(347)	(1.374)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 13.837 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año 2003, la Compañía vendió su participación en estas compañías.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	2003	2002	2001
Edificios	10 a 30	48.530.293	49.007.104	46.956.973
Maquinarias y equipos	7 a 20	360.308.570	393.105.475	373.928.899
Vehículos	3 a 6	3.505.732	3.535.931	5.239.476
Muebles, enseres y otros	5	21.724.763	21.210.316	21.435.030
		434.069.358	466.858.826	447.560.378
Menos – depreciación acumulada		50.037.162	35.787.600	91.502.564
		384.032.196	431.071.226	356.057.814
Terrenos		13.007.757	13.208.016	13.986.191
Construcciones en proceso		561.739	5.647.858	3.851.941
		397.601.692	449.927.100	373.895.946

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2003, 2002 y 2001, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y septiembre de 1998 (año 2001), respectivamente. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 88.694 millones.

Durante los años terminados el 31 de diciembre de 2003, 2002 y 2001, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 11.316 millones, Bs. 18.985 millones y Bs. 17.567, respectivamente.

Al 31 de diciembre de 2003, 2002 y 2001, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 693 millones, Bs. 869 millones y Bs. 1.045 millones, respectivamente, neto de amortización acumulada.

Durante 2003, 2002 y 2001, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2003, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 250.470 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2003, 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.114 millones, Bs. 1.190 millones y Bs. 1.265,4 millones, respectivamente, neto de amortización acumulada por Bs. 294,3 millones, Bs. 218,9 millones y Bs. 212,7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PRESTAMOS, PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2003, 2002 y 2001, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,75% y 37,25% para el año 2003, 28,75% y 74,51% para el año 2002 y 15,63% y 30% para el año 2001. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001.

10. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2003, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	2.657.100
b. Papeles comerciales, con vencimiento el 26 de febrero de 2004, con rendimiento del 13,50% anual.	2.803.500
Total	5.460.600
Menos – porción circulante	5.460.600
	-

Durante los años terminados el 31 de diciembre de 2003 y 2002, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 348 millones y Bs. 174 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2003	2002	2001
Comerciales	35.396.129	54.897.874	33.359.042
Compañías relacionadas (Nota 13)	5.362.823	6.916.048	3.404.188
Otras	1.155.528	1.800.209	2.026.105
	41.914.480	63.614.131	38.789.335

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2003	2002	2001
Impuesto sobre la renta del año – estimado	9.898.269	3.922.633	4.933.241
Menos – rebaja por inversiones en propiedades, planta y equipos y créditos trasladables de impuesto a los activos empresariales	(670.047)	(286.378)	(1.062.900)
	9.228.222	3.636.255	3.870.341

Para los años terminados el 31 de diciembre de 2003, 2002 y 2001, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2003, requerido para documentar las mencionadas transacciones en el exterior.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos

netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2003, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2003, 2002 y 2001, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2003	2002	2001
Ventas de inventarios	228.642	336.773	3.577.419
Compras de inventarios	10.022.150	14.369.411	10.437.421
Compras de energía eléctrica	13.655.880	16.208.319	9.179.288

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2003	2002	2001
Cuentas por cobrar a corto plazo			
J.C. Papeleras, C.A.	218.312	192.475	96.306
Agroindustrial Mandioca, C.A.	95.545	-	25.957
Corporación Industrial de Energía, C.A.	81.212	270.175	26.732
Turboven Maracay Company Inc.			
Sucursal	1.640	-	-
Agropecuaria Mandioca, C.A.	1.040	1.322	1.733
Turboven Cagua Company Inc.	-	-	7.104
Turbogeneradores de Venezuela, C.A.	-	-	5.387
	397.749	463.972	163.219

	2003	2002	2001
Cuentas por pagar a corto plazo			
Turbogeneradores Maracay, C.A.	2.711.096	4.108.158	799.735
Inmuebles 310350, C.A.	1.639.374	1.086.237	119.599
Simco Recycling Corp. Inc.	582.820	516.630	192.199
Seinforca, C.A.	362.857	500.839	310.366
Turboven Maracay Company Inc.	48.016	157.976	722.693
Turboven Cagua Company Inc.	18.660	5.958	-
Losani, S.A.	-	535.003	1.259.596
Agroindustrial Mandioca, C.A.	-	5.247	-
	5.362.823	6.916.048	3.404.188

14. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 93.175.313 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 31 de diciembre de 2003, 2002 y 2001 la reserva legal está solamente representado por Bs. 11.529 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 31 de diciembre de 2003, 2002 y 2001 las utilidades retenidas incluyen Bs. (9.070) millones, Bs. (3.288) millones y Bs. 5.759 millones de utilidades retenidas (déficit) acumulado de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 27.887 millones y Bs. 32.464 millones al 31 de diciembre de 2003, Bs. 5.623 millones y Bs. 29.040 millones al 31 de diciembre de 2002, y Bs. 16.232 millones y Bs. 46.486 millones al 31 de diciembre de 2001, respectivamente.

Al 31 de diciembre de 2003, 2002 y 2001 la utilidad neta incluye Bs. 9.046 millones, Bs. 3.615 millones y Bs. 3.431 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los Convenios Cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el Convenio Cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. A la fecha de emisión del dictamen, la Compañía ha solicitado y se encuentra a la espera de aprobación por US$ 1.054 mil correspondientes al saldo de la deuda externa en moneda extranjera al 22 de enero de 2003. Asimismo la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.228 mil, de los cuales ha obtenido la aprobación por US$ 9.737 mil, y ha solicitado divisas por concepto de importaciones por US$ 12.471 mil de las cuales ha obtenido la aprobación por US$ 7.439 mil.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2003, 2002 y 2001 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.600, Bs. 1.403 y Bs. 758 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

	2003	**2002**	**2001**
		(En miles de US$)	
Activo:			
Efectivo e inversiones temporales	7.238	7.502	5.671
Cuentas por cobrar comerciales	6.865	11.180	9.139
Cuentas por cobrar a compañías relacionadas	101	157	34
Anticipos a proveedores y deudores diversos	1.005	988	2.384
	15.209	19.827	17.228
Pasivo:			
Pagarés y sobregiros bancarios	-	-	1
Documentos por pagar	764	4.608	3.777
Cuentas por pagar comerciales	17.524	23.250	18.626
Cuentas por pagar a compañías relacionadas	364	590	1.149
Gastos acumulados por pagar y otras	1.102	1.937	591
Préstamos a largo plazo	-	-	1.684
	19.754	30.385	25.828

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2003, 2002 y 2001 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2003, 2002 y 2001 representan aproximadamente el 5,8%, 18% y 13% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza ha quedado limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la

cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2003, las cartas de crédito abiertas por estos conceptos alcanzan US$ 1.969 mil. (Bs. 3.150,6 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 7.031 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2003, 2002 y 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones y US$ 1.8 millones (años 2002 y 2001), respectivamente, introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados. Con fecha 19 de diciembre de 2003, la Compañía obtuvo del Tribunal Supremo de Justicia decisión favorable sobre los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.3 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas).

19. EVENTOS POSTERIORES

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544.

3.2 Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 30 DE JUNIO 2004 Y 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares)

	Junio		Diciembre	
ACTIVO	**2004**	**2003**	**2002**	**2001**
ACTIVO CIRCULANTE:				
Efectivo (Notas 1, 15 y 16)	26.349.650	15.266.834	23.142.280	19.588.852
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	64.246.999	61.581.726	61.456.583	57.838.104
Anticipos a proveedores (Nota 15)	7.970.834	2.678.480	3.663.480	2.710.889
Inventarios - neto (Notas 1 y 4)	44.102.429	52.131.719	57.312.514	43.694.736
Gastos pagados por anticipado	4.351.349	860.151	681.572	394.713
Otros activos circulantes - neto (Notas 1 y 5)	9.097.250	8.189.334	13.993.559	29.908.727
Total activo circulante	156.118.511	140.708.244	160.249.988	154.136.021
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	9.666.044	9.219.656	9.396.362	7.271.900
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	5.273.328	4.969.375	6.307.989	8.388.776
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1 y 7)	465.893.896	441.389.693	499.425.132	414.982.261
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	1.448.016	1.300.969	1.274.834	1.321.193
TOTAL	638.399.795	597.587.937	676.654.305	586.100.151
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios (Notas 9 y 15)	14.827.000	11.792.875	11.571.792	865.993
Porción circulante de préstamos a largo plazo (Nota 9)	-	-	8.643.564	13.266.944
Porción circulante de obligaciones emitidas en circulación (Nota 10)	2.657.100	6.063.670	2.822.388	8.685.979
Documentos por pagar (Notas 15 y 18)	-	1.357.770	9.123.936	5.301.143
Cuentas por pagar (Notas 13 y 17)	48.338.156	46.413.273	71.242.963	42.972.899
Dividendos por pagar	504.985	5.750.956	395.629	-
Gastos acumulados por pagar (Nota 15)	8.269.749	7.968.376	8.140.447	6.609.501
Impuestos por pagar (Notas 1 y 12)	8.253.952	8.480.619	2.910.442	85.132
Total pasivo circulante	82.850.942	87.827.539	114.851.161	77.787.591
PRESTAMOS A LARGO PLAZO (Nota 9)	-	-	2.116.791	15.563.583
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	-	-	3.731.338	-
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD (Nota 1)	8.959.032	8.003.049	8.770.886	8.914.491
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.976	32.196	64.391	468.157
Total pasivo	91.838.950	95.862.784	129.534.567	102.733.822
INTERESES MINORITARIOS	1.879.477	1.330.433	1.066.594	979.902
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 14)	544.681.368	500.394.720	546.053.144	482.386.427
TOTAL	638.399.795	597.587.937	676.654.305	586.100.151

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR EL PERIODO DE (6) SEIS MESES TERMINADO AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	Junio 2004	2003	Diciembre 2002	2001
VENTAS NETAS (Nota 17)	203.344.703	343.780.070	286.565.130	283.413.031
COSTO DE VENTAS	129.303.914	224.559.968	197.898.227	184.749.057
UTILIDAD BRUTA	74.040.789	119.220.102	88.666.903	98.663.974
GASTOS DE VENTAS	19.872.352	27.613.376	35.454.065	39.555.267
GASTOS GENERALES Y ADMINISTRATIVOS	7.307.383	13.377.272	16.876.051	19.386.910
	27.179.735	40.990.648	52.330.116	58.942.177
UTILIDAD EN OPERACIONES	46.861.054	78.229.454	36.336.787	39.721.797
OTROS INGRESOS (EGRESOS):				
Resultado en inversiones, neto	-	(3.895.530)	(6.143.634)	(10.008.241)
Pérdida en inversiones temporales	(5.917.469)	(25.632.478)	-	(5.220.400)
Pérdida neta en contrato de cobertura en moneda extranjera	-	(406.297)	-	-
Utilidad en venta de activos	44.455	108.613	42.258	-
Impuesto al débito bancario	(1.504.571)	(4.478.105)	(2.619.856)	-
Otros - neto	11.377.291	(5.734.678)	(3.278.017)	(4.985.388)
	3.999.706	(40.038.475)	(11.999.249)	(20.214.029)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos	(1.602.241)	(5.819.379)	(12.020.449)	(11.563.605)
Intereses sobre inversiones temporales	104.698	438.112	636.959	1.266.331
Diferencias en cambio - neto	3.243.856	3.201.429	(4.409.498)	(2.368.361)
Ganancia monetaria (Notas 1 y 2)	(570.800)	3.849.761	3.097.001	6.515.600
	1.175.513	1.669.923	(12.695.987)	(6.150.035)
UTILIDAD ANTES DE IMPUESTOS	52.036.273	39.860.902	11.641.551	13.357.733
PROVISION PARA IMPUESTOS (Nota 12):				
Impuesto sobre la renta	9.410.401	10.229.456	4.035.623	4.265.713
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	42.625.872	29.631.446	7.605.928	9.092.020
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	(12.459.384)	(3.717.536)	(4.185.317)	(391.599)
UTILIDAD ANTES DE INTERESES MINORITARIOS	30.166.488	25.913.910	3.420.611	8.700.421
INTERESES MINORITARIOS	(549.044)	(263.839)	(86.692)	(18.074)
UTILIDAD NETA	29.617.444	25.650.071	3.333.919	8.682.347
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	12,91	11,18	1,45	3,78

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE (6) SEIS MESES TERMINADO AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolívares)

	Junio 2004	2003	Diciembre 2002	2001
ACTIVIDADES OPERACIONALES:				
Utilidad neta	29.617.444	25.650.071	3.333.919	8.682.347
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participación de accionistas minoritarios - neto	549.044	263.839	86.692	18.074
Participación en resultados de afiliadas	1.314.575	3.717.536	4.185.317	391.599
Pérdida en inversiones, neto	(2.590.465)	3.895.530	7.585.313	(208.448)
Utilidad en venta de activos	(44.455)	(108.613)	(42.258)	-
Retiros y consumo de equipos y partes industriales	142.604	1.667.515	1.885.169	2.385.021
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	-	767.766	1.755.143	767.765
Ganancia monetaria	570.800	(3.849.761)	(3.097.001)	(6.515.600)
Depreciación	8.598.712	16.485.715	17.267.168	26.008.901
Amortización de cargos diferidos	-	75.466	46.359	75.560
Diferencial cambiario en documentos por pagar	-	-	1.887.751	-
Provisión para costos de proyectos forestales	-	-	-	-
Cambios en activos y pasivos operacionales (Nota 2)	(2.582.816)	(11.672.089)	4.579.916	(11.272.473)
Apartado para prestaciones de antigüedad, neto de pagos	955.983	1.206.234	2.233.521	2.374.596
Efectivo neto provisto por las actividades operacionales	36.531.426	38.099.209	41.707.009	22.707.342
ACTIVIDADES DE INVERSION:				
Venta de activos netos proyecto forestal	-	-	-	33.145.550
Disminución en cargos diferidos y otros activos	(147.047)	(101.601)	-	55.891
Compra de propiedades, planta y equipo	(4.905.813)	(3.540.715)	(4.250.118)	(3.948.947)
Venta de propiedades y equipos	951.776	665.937	42.258	37.737
Efectivo neto (usado) provisto por las actividades de inversión	(4.101.084)	(2.976.379)	(4.207.860)	29.290.231
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento (disminución) en pagarés y sobregiros bancarios	3.034.124	2.710.400	11.521.167	(6.510.960)
Disminución en préstamos a largo plazo	-	(9.683.750)	(12.665.581)	(25.114.821)
Disminución en obligaciones emitidas en circulación	(3.406.570)	914.480	(74.450)	(9.758.449)
Aumento (disminución) en documentos por pagar	(1.357.770)	(6.658.191)	3.855.495	(13.737.112)
Dividendos en efectivo	(19.617.310)	(22.658.046)	(32.261.312)	(8.890.452)
Efectivo neto usado por las actividades de financiamiento	(21.347.526)	(35.375.107)	(29.624.681)	(64.011.794)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	-	(7.623.169)	(4.321.040)	6.942.323
(DISMINUCION) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	11.082.816	(7.875.446)	3.553.428	(5.071.898)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	15.266.834	23.142.280	19.588.852	24.660.750
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	26.349.650	15.266.834	23.142.280	19.588.852

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE (6) SEIS MESES TERMINADO AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004
(Expresados en Miles de Bolivares)

					Utilidades retenidas				
	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2000	22.940.094	105.999.128	221.452.013	350.030	12.893.922	-	59.001.680	96.068.229	518.705.096
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(160.999)	-	-	(832.638)	-	(993.637)
SALDOS INICIALES NETOS	22.940.094	105.999.128	221.452.013	189.031	12.893.922	-	58.169.042	96.068.229	517.711.459
Traspaso a capital social actualizado	105.999.128	(105.999.128)	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(8.890.452)	-	(8.890.452)
Utilidad neta	-	-	-	-	-	-	8.682.347	-	8.682.347
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	(35.127.959)	(35.127.959)
SALDOS AL 31 DE DICIEMBRE DE 2001	128.939.222	-	221.452.013	200.063	12.893.922	-	57.960.937	60.940.270	482.386.427
Dividendos en efectivo	-	-	-	-	-	-	(32.656.941)	-	(32.656.941)
Utilidad neta	-	-	-	-	-	-	3.333.919	-	3.333.919
Resultado acumulado por traducción de filial extranjera	-	-	-	(108.097)	-	-	-	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	93.097.836	93.097.836
SALDOS AL 31 DE DICIEMBRE DE 2002	128.939.222	-	221.452.013	91.966	12.893.922	-	28.637.915	154.038.106	546.053.144
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)	-	-	(221.452.013)	-	-	221.452.013	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(28.013.373)	-	(28.013.373)
Utilidad neta	-	-	-	-	-	-	25.650.071	-	25.650.071
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	(43.237.495)	(43.237.495)
SALDOS AL 31 DE DICIEMBRE DE 2003	128.939.222	-	-	34.339	12.893.922	221.452.013	26.274.613	110.800.611	500.394.720
Dividendos en efectivo	-	-	-	-	-	-	(14.371.339)	-	(14.371.339)
Utilidad neta	-	-	-	-	-	-	29.617.444	-	29.617.444
Resultado acumulado por traducción de filial extranjera	-	-	-		-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	29.040.543	29.040.543
SALDOS AL 30 DE JUNIO DE 2004	128.939.222	-	-	34.339	12.893.922	221.452.013	41.520.718	139.841.154	544.681.368

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE COSTO DE PRODUCCION Y VENTAS
DE LOS ULTIMOS 3 EJERCICIOS ECONOMICOS Y EL PERIODO DE SEIS MESES AL 30 DE JUNIO DEL AÑO 2004
EXPRESADO EN MILES DE BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2004

	6 MESES FINALIZADO AL 30 DE JUNIO 2004	AÑO FINALIZADO AL 31 DE DICIEMBRE 2.003	AÑO FINALIZADO AL 31 DE DICIEMBRE 2.002	AÑO FINALIZADO AL 31 DE DICIEMBRE 2.001
MANO DE OBRA DIRECTA	7.295.280	15.268.07	20.069.342	22.315.679
MATERIAL UTILIZADO :				
INVENTARIOS INICIALES	43.837.970	41.254.629	30.790.121	39.470.968
MATERIA PRIMA ADQUIRIDA	82.390.675	144.828.454	117.997.778	78.540.462
INVENTARIOS FINALES	(36.782.986)	(43.837.970)	(41.254.629)	(30.790.121)
	89.445.659	142.245.113	107.533.270	87.221.309
GASTOS INDIRECTOS:				
MANO DE OBRA INDIRECTA	2.222.855	4.596.188	6.996.529	8.446.488
MATERIALES Y REPUESTOS	7.137.243	12.369.263	16.087.431	15.351.003
DEPRECIACION	7.824.828	12.844.315	19.346.917	21.736.251
ENERGIA Y COMBUSTIBLES	8.344.924	17.783.375	20.493.082	16.321.869
OTROS GASTOS DE FABRICACION	6.505.207	11.512.797	12.649.388	10.895.575
	32.035.057	32.035.057	75.573.347	72.751.186
TOTAL COSTO DE PRODUCCION	128.775.996	216.619.126	203.175.959	182.288.174
PRODUCTOS EN PROCESO Y TERMINADOS				
INVENTARIO INICIAL	17.513.405	25.454.247	20.176.515	22.637.398
INVENTARIO FINAL	(16.985.487)	(17.513.405)	(25.454.247)	(20.176.515)
TOTAL COSTO DE VENTAS	129.303.914	224.559.968	197.898.227	184.749.057

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERIODO DE SEIS (6) MESES TERMINADOS AL 30 DE JUNIO DE 2004 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003, 2002 Y 2001
(EXPRESADAS EN BOLIVARES CONSTANTES AL 30 DE JUNIO DE 2004)**

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** **–** La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** **–** Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. En el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (véase notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela,

en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación en el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, se presente en valores inferiores en Bs. 2.097 millones, Bs. 4.957 millones, Bs. 8.892 millones y Bs. 3.606 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10

(DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 30 de junio de 2004, este efecto asciende a Bs. 993 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades,

planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 291.769 millones en junio 2004 (Bs. 260.630 millones en 2003, Bs. 344.812 millones en 2002 y Bs. 225.965 millones en 2001) producto de la incorporación de los valores corrientes de propiedades, planta y equipo en los años 2004, 2003, 2002 y 2001 y asimismo, los valores corrientes de inventarios en el año 2001, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 151.928 millones, Bs. 149.831 millones, Bs. 167.122 millones y Bs. 155.668 millones al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base en el IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los estados financieros consolidados al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 fueron reexpresados mediante la aplicación de la variación en el Indice de Precios al Consumidor (IPC) hasta el 30 de junio de 2004, excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo la metodología indicada en 1c, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, son los siguientes:

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Al inicio del período	385,661	303,469	231,275	205,977
Al final del período	428,254	385,661	303,469	231,275
Promedio del período	411,890	352,148	268,630	219,409
Inflación del período	11,04%	27,08%	31,21%	12,26%

e. ***Efectivo y equivalentes de efectivo –*** Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones –*** Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios al 30 de junio de 2004 y al 31 de diciembre de 2003 y 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 están presentados en costos corrientes a esa fecha. Los inventarios de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por

la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos –*** Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el Indice de Precios al Consumidor (IPC).

j. ***Transacciones en moneda extranjera –*** Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad –*** El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta –*** La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo*** – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros*** – Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2001 y 2002, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2003.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003 y 2002 y 2001, comprende lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Posición monetaria al inicio del año	(24.942.810)	(40.573.841)	(16.422.398)	(92.451.267)
Aumento del año	201.515.909	366.245.752	303.647.470	415.136.700
Disminución del año	(162.177.248)	(346.764.960)	(324.701.912)	(332.592.231)
Posición monetaria estimada del año	14.395.851	(21.093.049)	(37.476.840)	(9.906.798)
Menos – posición monetaria real al final del año	14.966.651	(24.942.810)	(40.573.841)	(16.422.398)
	(570.800)	3.849.761	3.097.001	6.515.600

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, se componen de lo siguiente (en miles de bolívares):

	30-06-2004	Al 31 de diciembre 2003	2002	2001
(Aumento) disminución:				
Efectos y cuentas por cobrar	(5.884.855)	(11.303.645)	(20.066.723)	(889.712)
Anticipos a proveedores	(3.818.640)	203.465	(1.794.653)	(1.402.021)
Inventarios	7.582.901	3.689.986	(17.627.409)	(3.675.782)
Gastos pagados por anticipado	(2.418.007)	(333.215)	(394.952)	120.517
Aumento (disminución):				
Cuentas por pagar	1.439.086	(11.469.449)	38.531.814	(5.752.315)
Gastos acumulados por pagar	810.022	1.209.067	3.117.568	1.010.541
Impuestos por pagar	(290.104)	6.475.836	3.323.270	(328.419)
Otros pasivos y créditos diferidos	(3.219)	(144.134)	(508,999)	(355.282)
	(2.582.816)	(11.672.089)	4.579.916	(11.272.473)

El desglose del resultado monetario del ejercicio utilizado por actividad para el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados al 31 de diciembre de 2003, 2002 y 2001, es como sigue (en miles de bolívares):

	30-06-2004	Al 31 de diciembre 2003	2002	2001
Operacionales	(2.938.576)	5.394.500	(2.780.174)	(11.076.083)
De inversión	-	-	-	(4.244.919)
De financiamiento	4.868.718	6.078.433	10.198.215	14.894.279
De efectivo	(1.359.342)	(7.623.172)	(4.321.040)	6.942.323
	570.800	3.849.761	3.097.001	6.515.600

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Intereses	1.103.460	5.929.409	10.825.725	10.844.055
Impuestos	8.222.075	4.086.289	3.888.308	1.891.384

3. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Comerciales	61.140.317	56.532.830	56.894.603	53.476.552
Compañías relacionadas (Nota 13)	608.552	441.676	515.213	181.245
Empleados	4.287.973	3.929.329	3.551.435	3.632.096
Deudores diversos	490.099	905.504	1.831.535	1.426.456
Depósito dado en garantía	-	1.776.704	-	-
	66.526.941	63.586.043	62.792.786	58.716.349
Menos – apartado para cuentas de cobro dudoso	2.279.942	2.004.317	1.336.203	878.245
	64.246.999	61.581.726	61.456.583	57.838.104

4. INVENTARIOS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los inventarios se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Productos terminados	16.791.122	17.231.441	25.322.769	19.649.836
Productos en proceso	194.366	281.964	131.478	526.679
Materias primas	21.356.123	17.019.021	13.941.970	10.547.884
Repuestos	4.976.115	7.220.478	9.122.902	10.625.828
Inventario en tránsito	2.571.934	11.791.472	9.327.286	3.479.536
	45.889.660	53.544.376	57.846.405	44.829.763
Menos – provisión para obsolescencia	1.787.231	1.412.657	533.891	1.135.027
	44.102.429	52.131.719	57.312.514	43.694.736

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003, 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	30-06-2004	Al 31 de diciembre 2003	2002	2001
Activos netos de filiales en proceso de desincorporación:						
Valores y Acciones 1003, C.A.	(A)	100	12.777.078	36.381.131	-	-
Inmuebles 310350, C.A.	(B)	100	-	-	38.966.510	47.296.363
Otras inversiones registradas al costo:						
Otras			251.987	251.987	251.987	251.987
Menos – apartado para inversiones			3.931.815	28.443.784	25.224.938	17.639.623
			9.097.250	8.189.334	13.993.559	29.908.727

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A.. A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2003 y 2002, esta filial poseía inmuebles por Bs. 17.288 millones presentados al valor de venta rápida de acuerdo con informes de

peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 19.092 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 5.760 millones).

6. INVERSIONES EN AFILIADAS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	30-06-04	Al 31 de diciembre 2003	2002	2001
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:						
Simco Recycling Corp. Inc.	(A)	50	5.273.328	4.969.375	5.905.124	7.980.999
Otras inversiones registradas al costo:						
Losani, S.A.	(B)	40	-	-	46.026	47.837
Panamericana de Licencias, S.A.	(B)	40	-	-	76.599	79.699
Inversiones inmobiliarias			-	-	280.240	280.241
			-	-	402.865	407.777
			5.273.328	4.969.375	6.307.989	8.388.776

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	Al 31 de diciembre		
	2003	**2002**	**2001**
Activo circulante	1.452	1.320	1.096
Total activo	2.161	2.194	2.073
Pasivo circulante	2.399	2.339	2.024
Patrimonio (déficit)	(723)	(585)	(238)
Total pasivo y patrimonio	2.161	2.194	2.073
Pérdida neta	(137)	(347)	(1.374)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 15.365 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año 2003, la Compañía vendió su participación en estas compañías.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, las propiedades, planta y equipo se componen de (en miles de bolívares):

			Al 31 de diciembre		
	Vida útil (años)	30-06-2004	2003	2002	2001
Edificios	10 a 30	53.846.259	53.889.991	54.391.899	51.944.960
Maquinarias y equipos	7 a 20	431.400.299	399.874.939	436.360.632	415.225.700
Vehículos	3 a 6	4.021.621	3.892.906	3.917.385	5.810.961
Muebles, enseres y otros	5	22.861.593	24.124.053	23.538.488	23.790.693
		512.129.772	481.781.889	518.208.404	496.772.314
Menos Depreciación Acumulada		64.062.252	55.460.311	39.652.448	101.542.640
		448.067.520	426.321.578	478.555.956	395.229.674
Terrenos		14.444.337	14.444.337	14.598.135	15.477.039
Construcciones en proceso		3.382.039	623.778	6.271.041	4.275.548
		465.893.896	441.389.693	499.425.132	414.982.261

Los valores de las propiedades, planta y equipos al 30 de junio de 2004 y al 31 de diciembre de 2003 y 2002, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y al 31 de diciembre de 2001 por avalúos de septiembre de 1998. Para el año terminado el 31 de diciembre de 2003, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 98.489 millones.

Durante el período de seis (6) meses terminado al 30 de junio de 2004, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 7.131 millones. Durante los años terminados el 31 de diciembre de 2003, 2002 y 2001, los

gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 12.565 millones, Bs. 21.082 millones y Bs. 19.507 millones, respectivamente.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 672 millones, Bs. 769 millones, Bs. 964 millones y Bs. 1.160 millones, respectivamente, neto de amortización acumulada. Durante el período de seis (6) meses terminado el 30 de junio de 2004 y los años terminados el 31 de diciembre de 2003, 2002 y 2001, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2003, los activos totalmente depreciados incorporados al proceso productivo asciendén a Bs. 297.385 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.039 millones, Bs. 1.114 millones y Bs. 1.190 millones y Bs. 1.265,4, respectivamente, neto de amortización acumulada por Bs. 269.7 millones, Bs. 294,3 millones, Bs. 218.9 millones y Bs. 212,7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 30 de junio de 2004, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,5% y 37,5% para el período de seis (6) meses terminado el 30 de junio de 2004, 15,75% y 37,25% para el año 2003, 28,75% y 74,51% para el año 2002 y 15,63% y 30% para el año 2001. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001.

10. EMISION DE OBLIGACIONES

Al 30 de junio de 2004, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	2.657.100
Menos – porción circulante	2.657.100
	-

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años terminados el 31 de diciembre de 2003 y 2002, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 387 millones, Bs. 386 millones y Bs. 193 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
Comerciales	37.913.825	39.174.508	61.275.609	36.949.658
Compañías relacionadas (Nota 13)	5.500.235	5.955.095	7.679.858	3.780.147
Otras	4.924.096	1.283.670	2.287.496	2.243.094
	48.338.156	46.413.273	71.242.963	42.972.899

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 30 de junio de 2004 (valores estimados) y al 31 de diciembre de 2003, 2002 y 2001, al 31 de diciembre, se resume a continuación (en miles de bolívares):

		Al 31 de diciembre		
	30-06-2004	2003	2002	2001
Impuesto sobre la renta del año – estimado	9.410.401	10.973.503	4.353.629	5.446.001
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	-	(744.047)	(318.006)	(1.180.288)
	9.410.401	10.229.456	4.035.623	4.265.713

Para los años terminados el 31 de diciembre de 2003, 2002 y 2001, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar

las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 30 de junio de 2004, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante el período de seis (6) meses terminado el 30 de junio de 2004 y por los años 2003, 2002 y 2001, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	30-06-2004	Al 31 de diciembre 2003	2002	2001
Ventas de inventarios	27.534	253.893	373.966	3.972.512
Compras de inventarios	5.447.230	11.128.999	15.956.372	11.590.138
Cargos por consumo de energía eléctrica	7.249.797	15.164.039	17.998.370	10.193.055

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	30-06-2004	2003	Al 31 de diciembre 2002	2001
Cuentas por cobrar a corto plazo				
Corporación Industrial de Energía, C.A.	432.325	-	300.013	29.685
Agroindustrial Mandioca, C.A.	138.460	106.097	-	28.824
Seinforca, C.A.	37.580	-	-	-
Inmuebles 310350, C.A	187	-	-	-
J.C. Papeleras, C.A.	-	242.422	213.732	106.942
Turboven Cagua Company Inc.	-	-	-	7.888
Turbogeneradores de Venezuela, C.A.	-	90.181	-	5.982
Agropecuaria Mandioca, C.A.		1.155	1.468	1.924
Turboven Maracay Company Inc. Sucursal	-	1.821	-	-
	608.552	441.676	515.213	181.245
Cuentas por pagar a corto plazo				
Turbogeneradores Maracay, C.A.	2.722.271	3.010.510	4.561.863	888.058
Losani, S.A.		-	594.089	1.398.706
Inmuebles 310350, C.A.	2.289.007	1.820.427	1.206.201	132.808
Turboven Maracay Company	-	53.319	175.423	802.506
Seinforca, C.A.	488.957	402.931	556.152	344.643
Simco Recycling Corp. Inc.	-	647.187	573.687	213.426
Turboven Cagua Company Inc.	-	20.721	6.616	-
Agroindustrial Mandioca, C.A.	-	-	5.827	-
	5.500.235	5.955.095	7.679.858	3.780.147

14. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 105.999.128 de actualización de capital. El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendo a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 a reserva legal incluye Bs. 12.802 millones, Bs. 12.802 millones, Bs. 12.802 millones y Bs. 12.802 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 las utilidades retenidas incluyen Bs. (22.959) millones, Bs. (9.860) millones, Bs. (3.496) millones y Bs. 6.230 millones de utilidad (déficit) acumulado de las filiales, respectivamente, las cuales serán

disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 43.750 millones y Bs. 64.479 millones al 30 de junio de 2004, Bs. 30.966 millones y Bs. 36.135 millones al 31 de diciembre de 2003, Bs. 6.244 millones y Bs. 32.134 millones, al 31 de diciembre de 2002, y Bs. 18.025 millones y Bs. 51.731 millones, al 31 de diciembre de 2001, respectivamente.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 la utilidad neta incluye Bs. 9.019 millones, Bs. 10.045 millones Bs. 4.014 millones y Bs. 3.810 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el convenio cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al

pago de sus obligaciones en moneda extranjera. Al 30 de junio de 2004, la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.288 mil, de los cuales ha obtenido la aprobación por US$ 13.233 mil, y ha solicitado divisas por concepto de importaciones por US$ 78.710 mil de las cuales se ha obtenido la autorización por US$ 78.710 mil.

A la fecha de este informe de preparación, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.920,00, Bs. 1.600, Bs. 1.403 y Bs. 758,00 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
		(En miles de US$)		
Activo:				
Efectivo e inversiones temporales	9.496	7.238	7.502	5.671
Cuentas por cobrar comerciales	4.759	6.865	11.180	9.139
Cuentas por cobrar compañías relacionadas	-	101	157	34
Anticipos a proveedores y deudores diversos	2.999	1.005	988	2.384
	17.254	15.209	19.827	17.228

	30-06-2004	2003	2002	2001
Pasivo:				
Pagarés y sobregiros bancarios	-	-	-	1
Documentos por pagar	-	764	4.608	3.777
Cuentas por pagar comerciales	15.504	17.524	23.250	18.626
Cuentas por pagar compañías relacionadas	-	364	590	1.149
Gastos acumulados por pagar y otras	-	1.102	1.937	591
Préstamos a largo plazo	-	-	-	1.684
	15.504	19.754	30.385	25.828

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001 representan aproximadamente el 8.79%, 5,8% y 18% y 13% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 688 millones.

Al 31 de diciembre de 2002 y 2001, la Compañía mantenía créditos cedidos a instituciones financieras por Bs. 4.083 millones y Bs. 4.221 millones, respectivamente para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 30 de junio de 2004, las cartas de crédito abiertas por estos conceptos alcanzan US$ 8.935 mil. (Bs. 17.155,2 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 7.589 millones aproximadamente, y para los cuales se han efectuado los escritos de descargos y recursos correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2003 y 2002, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.56 millones y US$ 1.29 millones, respectivamente, introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.003, 2.002, 2.001 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2004.

(En miles de US$)

		Al 31 de diciembre		
	30-06-2004	**2003**	**2002**	**2001**
		(En miles de US$)		
Activo:				
Efectivo e inversiones temporales	9.496	7.238	7.502	5.671
Cuentas por cobrar comerciales	4.759	6.865	11.180	9.139
Cuentas por cobrar compañías relacionadas	-	101	157	34
Anticipos a proveedores y deudores diversos	2.999	1.005	988	2.384
	17.254	15.209	19.827	17.228
Pasivo:				
Pagarés y sobregiros bancarios	-	-	-	1
Documentos por pagar	-	764	4.608	3.777
Cuentas por pagar comerciales	15.504	17.524	23.250	18.626
Cuentas por pagar compañías relacionadas	-	364	590	1.149
Gastos acumulados por pagar y otras	-	1.102	1.937	591
Préstamos a largo plazo	-	-	-	1.684
	15.504	19.754	30.385	25.828

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.001: Bs. 758,00 * US$
Al cierre del 31 de Diciembre de 2.002: Bs. 1.403,00 * US$
Al cierre del 31 de Diciembre de 2.003: Bs. 1.600,00 * US$
Al cierre del 30 de Junio de 2.004: Bs. 1.920,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-04 hasta el 30-06-04 y para los años 2.003, 2.002 y 2.001 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

30 de Junio 2004	31 de Diciembre 2003	31 de Diciembre 2002	31 de Diciembre 2001
Utilidad Cambiaría	Utilidad Cambiaría	Pérdida Cambiaría	Pérdida Cambiaría
3.243.856	3.201.429	(4.409.498)	(2.368.361)

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2004 y al 31 de diciembre de 2003, 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.039 millones, Bs. 1.114 millones y Bs. 1.190 millones y Bs. 1.265,4, respectivamente, neto de amortización acumulada por Bs. 269.7 millones, Bs. 294,3 millones, Bs. 218.9 millones y Bs. 212,7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y

amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 y 2001 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/04 y el 30/06/04 y para los años 2003, 2002 y 2001 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 30 de junio de 2004 son los siguientes:

30 de Junio 2.004	31 de Diciembre 2.003	31 de Diciembre 2.002	31 de Diciembre 2.001
8.598.712	16.485.715	17.267.168	26.008.901

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante				
INDICADOR	**Cierre al 30-06-04**	**Cierre al 31-12-03**	**Cierre al 31-12-02**	**Cierre al 31-12-01**
AC / PC	1,88	1,60	1,40	1,98
Efect. / PC	0,32	0,17	0,20	0,25
PC / Pat.	0,15	0,18	0,21	0,16
PT / Pat	0,17	0,19	0,24	0,21

Leyenda:

AC: Activo Circulante
Efect.: Efectivo
PT: Pasivo Total
PC: Pasivo Circulante
Pat.: Patrimonio

3.4 Dictámenes de las Sociedades Calificadoras de Riesgo.

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35

- LETICIA LEVEL Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

Manufacturas de Papel, C. A., (MANPA) S. A. C. A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2004-
Monto Máximo Autorizado: Bs. 5.000.000.000,00

Coordinador:

Manufacturas de Papel, C. A. (MANPA) S. A. C. A

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 - 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 OCT -1 PM 2:16
ARCHIVO
RECIBIDO

Caracas, 01 de octubre de 2004

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Junta Directiva en su reunión N° 922 de esta misma fecha, de acuerdo con la autorización otorgada por la Asamblea General Extraordinaria de Accionistas de fecha 01 de octubre de 2004, resolvió fijar las fechas de registro y pago del dividendo extraordinario de Cinco Bolívares (Bs. 5,oo) por acción, el cual será pagadero el 15 de octubre de 2004 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 08 de octubre de 2004 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 2 de octubre de 2004.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 OCT -1 PM 2: 17

ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Asamblea General Extraordinaria de Accionistas celebrada el 01 de octubre de 2004, decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 8 de octubre de 2004 (fecha límite de transacción con beneficio), pagadero al cuarto día hábil siguiente a esa fecha, es decir a partir del 15 de octubre de 2004 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004

Caracas, 2 de octubre de 2004

Carlos Sufino

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 - 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 OCT -1 PM 2:17
RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **01 de octubre de 2004**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **primero de octubre del año dos mil cuatro (2004)**, siendo las 11:30 a.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en el Diario El Universal, de fecha 25 de septiembre de 2004, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **01 de octubre de 2004, a las 11:30 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la proposición de la Junta Directiva a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía desde la fecha de la

MANPA

publicación de la presente. Caracas, 25 de septiembre de 2004. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil ochenta y seis millones cuatrocientos veintisiete mil trescientas cuarenta y cinco (2.086.427.345) acciones**, o sea, más del **noventa (90%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del cuarto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

MANPA

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, al primer (1°) día del mes de septiembre del año dos mil cuatro (2004).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 01/10/2004
PAGINA : [illegible]

COMISION NACIONAL DE VALORES

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

2004 OCT -1 PM 2:17

ARCHIVO
RECIBIDO

Nombre Accionista	Cant. Acciones	
ADA SUBERO DE DELFINO	**55.248.1[illegible]**	**2,408**
DIANDRA HOLDING A.V.V.	5.617.374	0,245
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130. C.A	20.456.474	0,892
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
ALVAREZ GONZALEZ VICTOR	**121.210.040**	**5,284**
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
DELFINO THORMAHLEN CARLOS EDUARDO	5.481.362	0,239
FUNDACION CARLOS DELFINO	100.511.658	4,381
LEIZAOLA LARTITEGUI I AKI	656.000	0,029
LOVERA RODRIGUEZ JUAN ANTONIO	5.655	0,000
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	12.040.588	0,525
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232.900	0,010
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
AñEZ DELFINO GUSTAVO	**147.238.509**	**6,418**
AªEZ DE HERRERA SUSANA DE LA C.	78.750	0,003
AªEZ DELFINO ARNALDO JOSE.	15.246	0,001
AªEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
A±EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
BUSTILLO DE A EZ MARIA VICTORIA	98.000	0,004
BUSTILLOS DE A═EZ MARIA VICTORIA	2.121.839	0,092
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE AªEZ TERESITA	78.750	0,003
DELFINO GOMEZ VIVIANNE	100.000	0,004
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE. C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSIONES TEDEA C.A.	5.615	0,000
INVERSIONES TEDEA, C.A.	22.967.800	1,001
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0,055
REZNICEK WEIRAUCHOVA HANY	130.200	0,006

NOTA: LISTADO PRELIMINAR

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.[illegible]	1,922
DELFINO SUBERO VERONICA	**4.311.124**	**0,188**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
ELLIS ALVAREZ DE LUGO EDWARD.	78.750	0,003
GONZALEZ NELLY	**964.913.024**	**42,062**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
BETACAPITAL VALORES, C.A.	23.810	0,001
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A.	777.793	0,034
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	1.660.000	0,072
INVERSIONES CESCARSA, C.A.	377.472	0,016
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
JIMENEZ HERRERA ELKE DE LAS MERCEDE	800	0,000
LLF CAPITALES, C.A.	304.875	0,013
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAURY DE PAPARONI ALICIA	168.750	0,007
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	809.000	0,035
PAPARONI MICALE JOSE GAETANO	230.000	0,010
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
TECNICA ARENAZO, C.A	22.000	0,001
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
WHITE SOUL CORP.	17	0,000

NOTA: LISTADO PRELIMINAR

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 01/10/2004
SATACORP PAGINA: 3

COMISION ... DE ...

MANUFACTURA DE PAPEL
Representantes / Apoderados (Resumido)

2004 OCT -1 PM 2:17

ARCHIVO
RECIBIDO

Nombre Rep./Apo.	Cant. Acciones	%
GONZALEZ NORA	**723.318.996**	**31,531**
BEAR STEARNS SECURITIES CORP.	21	0,000
NATSCUMCO(NOMINEE FOR CITIBANK NA	723.318.975	31.531
GONZALO ALONSO	**14.523.144**	**0,633**
ACTIVALORES SOCIEDAD DE CORRETAJE A	9.939.503	0.433
INVERSIONES AURRERA, C.A.	2.357.935	0,103
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	2.225.706	0,097
HARRAKA GONZALEZ YESENIA	**323.682**	**0,014**
INVERSIONES INVEMA 2000, C.A.	323.682	0.014
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	2.032.481.323	88,600
Total Acciones del Quorum =>	2.086.427.345	90,951

NOTA: LISTADO PRELIMINAR

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 01/10/2004
PAGINA: 2

COMISION NACIONAL DE VALORES

MANUFACTURA DE PAPEL
Especial

2004 OCT -1 PM 2:17

ARCHIVO
RECIBIDO

Nombre Accionista			Cant. Acciones	%
GONZALO ALONSO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	14.523.144	0,633
	Total Acciones	:=>	14.523.144	0,633
HARRAKA GONZALEZ YESENIA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	323.682	0,014
	Total Acciones	:=>	323.682	0,014
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
INVERSIONES RODANO, C.A.				
	Acciones Propias	:=>	47.345.234	2,064
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	47.345.234	2,064
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	2.086.427.345	90,951

NOTA: LISTADO PRELIMINAR

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 01/10/2004
PAGINA: 1

COMISION NACIONAL DE VALORES

MANUFACTURA DE PAPEL
Especial

2004 OCT -1 PM 2:17

ARCHIVO
RECIBIDO

Nombre Accionista			Cant. Acciones	%
ADA SUBERO DE DELFINO				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	55.248.198	2.408
	Total Acciones	:=>	55.248.198	2.408
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.618.940	0.114
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	2.618.940	0.114
ALVAREZ GONZALEZ VICTOR				
	Acciones Propias	:=>	363.988	0.016
	Acciones Representadas	:=>	121.210.040	5.284
	Total Acciones	:=>	121.574.028	5.300
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0.004
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	100.000	0.004
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	28.750	0.001
	Acciones Representadas	:=>	147.238.509	6.418
	Total Acciones	:=>	147.267.259	6.420
DELFINO SUBERO VERONICA				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	4.311.124	0.188
	Total Acciones	:=>	4.311.124	0.188
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0.150
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	3.438.860	0.150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	964.913.024	42.062
	Total Acciones	:=>	964.913.024	42.062
GONZALEZ NORA				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	723.318.996	31.531
	Total Acciones	:=>	723.318.996	31.531

NOTA: LISTADO PRELIMINAR

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 01/10/2004
SATACORP — PAGINA: 1

COMISION NACIONAL DE VALORES
2004 OCT -1 PM 2:17
ARCHIVO
RECIBIDO

MANUFACTURA DE PAPEL
Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	20.000	0.001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	[illegible]	0.114
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0.016
ATRAMIZ VALI ELIAS	100.000	0.004
A8EZ DELFINO GUSTAVO ALFREDO.	8.750	0.000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0.150
HEREDIA JUAN BAUTISTA	45.000	0.002
INVERSIONES RODANO, C.A.	47.345.234	2.064
PAUL ALFREDO LUIS.	5.250	0.000
Total Acciones Representadas =>	53.946.022	2.352
Total Acciones del Quorum =>	2.086.427.345	90.951

NOTA: LISTADO PRELIMINAR

MANPA

2004 OCT -1 PM 2:17

RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 922:** Hoy, primero (1°) de octubre de dos mil cuatro se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino y los Directores Suplentes Fernando Paparoni, Alberto Delfino T. y Alejandro Delfino T. en ausencia de Alicia Mariela Paparoni Celestino Martínez P. y Alfredo Gómez Ruiz respectivamente. Igualmente se encontraba presente José Gaetano Paparoni Asesor.

3.- La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 8 de octubre de 2004 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de octubre de 2004 del dividendo extraordinario en efectivo, aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,00) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.."

Certificación que expido en Caracas el primero (1°) de octubre del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00)

ISSUANCE 2004-I

The present issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 25, 2003 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 26, 2003 No.61, Volume 61-A-Pro, and approved by the Board of Directors as per Minute No.921 as of September 24, 2004.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

"THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN

REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No.XXX as of XXX 2004 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series. --

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization of FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.oo) is in effect. The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneous or consecutive, which may be in bolivars and any can be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Terms:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

1.5. Extension:

The maturity period shall not be anticipated and shall not follow the expiration date granted by the National Securities and Exchange Commission, pursuant to Article No.2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers.

1.6. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

Placement of each series of the present issuance shall be made under any of the following placement systems: “Placement based on Bigger Efforts”, “A Firm Placement” or “Guaranteed”, as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and in the relevant newspaper notices.

1.8. Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be destined to cover the needs of the Working Capital understood as the difference between the Accounts receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.12. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **x**, sub-category **xx**."

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **x**, sub-category **xx**."

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

1.13. Common Representative of Holders of Commercial Papers:

The General Shareholders' Meeting on April 25, 2003 agreed to appoint Banco Venezolano de Crédito, S.A.C.A. as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of xxx 2004 under No.xxxx.

2. INFORMATION ABOUT THE ISSUING ENTITY AND ITS SHAREHOLDERS

2.1. Name, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

I.E.E. Mill Division, Sack Conversion Division and F.C.R.R. Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.4. Legal Purpose:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

2.5. Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy

Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further be known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line AlpesForm, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

For September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as

16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 as a strategy to reduce Costs the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay.

2.6. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its sole competitor is Venepal:

	Year 2003	Year 2002
TISSUE	35.80%	36.90%
BOXES – PACKAGES	92.00%	75.15%
PRINTING – WRITING	94.00%	85.58%

SOURCE: Datos Information Resource and Own Calculations.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars

(Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No.367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested to the Shareholder's Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No.134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A.. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.	Capital Stock Bs.	Origin	Registry Data Date	Registry Data No.	Registry Data Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to	10/18/94	57	117-A-Pro

			Bs.10 per share			
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities and Exchange Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess , of the par value of Bs.100,970,660. Undistributed profits at 12/31/95 for Bs.3,722,378,380	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

2.9. Main Shareholders.

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Shareholders	Participation
Natscumco	31.50%
Claridge, LTD	15.26%
C.V.V. Caja Venezolana de Valores (*)	3.28%
Milanasa, Corp.	7.38%
Inversiones 85735, LTD	6.32%
Brown Brothers Harriman & Co.	6.10%
Fundación Carlos Delfino	4.38%
Others (**)	25.76%
TOTAL	100.00%

(*) C.V.V. is not a shareholder; the percentage that owns represents the totality of shareholders' sub-accounts.

(**) Individually own less than 2.84%.

2.10. Directors and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 23, 2002.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Director of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Second Vice-President of Corporación Industrial de Energía, C.A.; Director of Cementos Táchira, C.A.; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; Former President of Asociación Venezolana de Productores de Cementos.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD in Industrial Engineering; Executive President and Industrial Corporate Director of Corporación Industrial de Energía C.A.; Director of C.A. Fábrica Nacional de Cementos and Cementos Táchira.

CARLOS H. PAPARONI – Second Vice-President of the Board of Directors

Lawyer; Director of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A. Director of Corporación Industrial de Energía, C.A.

ALICIA PAPARONI M. – Main Director

Pediatrician, Director of Corporación Industrial de Energía, C.A.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NELSON ISAMIT – Main Director

Industrial Engineer, Plant Manager of Autopartes Nacionales (Autoparna), Director of Corporación Industrial de Energía, C.A.

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Aserradero Venwood C.A., Acting Director of Corporación Industrial de Energía C.A., Former Director of Corporación Forestal Imataca, C.A.

ALFREDO GÓMEZ RUIZ – Main Director

Bachelor of Finance; Ex -President of Banco de Inversión Bancaracas; Former Director of Banco Caracas; Former Advisor of Arrendadora Bancaracas; Former Director of Banco Mercantil, C.A., S.A.C.A.; Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.; Former Director of Sociedad Financiera Mercantil, C.A.; Former Director of Bancaracas Mercado de Capitales; Former Director of Inversora Cibanca; Former Director of the Chamber of Compensations of Options and Futures of Venezuela (CACOFV); Acting Director of Corporación Industrial de Energía, C.A.; Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer; President of the Tax Committee of Venancham; President of Embotelladora de Refrescos Emboca, C.A.; President of Crowley Logistics de Venezuela, C.A.; President of HSAC Logistics, C.A.; President of Fundación Banco Mercantil; Main Director of Banco Mercantil, C.A., S.A.C.A.; Main Director of Servicios Financieros Mecantil, C.A., S.A.C.A.; Main Director of Centro Comercial Judibana; Main Director of C. Hellmund & Cía, S.A.; Main Director of Tapas Corona, S.A.; Main Director of ARS-DMB&B Publicidad; Main Director of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Main Director of Telcel Celular, C.A. and Corporación Industrial de Energía, C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, and former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; Former Director of Corporación Industrial de Energía, C.A.; Manager Director of Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Former President and member of the Board of Directors of Sociedad de Ganaderos de Portuguesa; Former Director of the Sociedad de Ganaderos de Venezuela; Representative of the Centro de Estudios Los Caminos; Director of Arrocera Piedras Blancas, C.A.

Acting Directors:

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Former Director of Cámara de Industriales de Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI – Acting Director

Architect; Former Vice-President of Adriática de Seguros, C.A.; General Manager Director of Constructora Tramontana, C.A.; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Former General Manager of C.A. Fábrica de Papel de Maracay; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación

Industrial de Energía, C.A.; Director of Turboven Company Inc.,; Director of industrial and financial companies.

GUSTAVO PAPARONI S. – Acting Director

Bachelor of Business Adminsitartion, Director of Corporación Industrial de Energía, C.A. S.A.C.A., representaciones Cats 2000, C.a. Constructora Tramontana, C.A. and Grupo Mandarin 18, C.A.

RICARDO DELFINO M – Acting Director

Bachelor of Business Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; First Vice-President of Corporación Industrial de Energía C.A.

FERNANDO MICALE – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Industrial Engineering; General Manager of Soltuca.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Director of Corporación Industrial de Energía C.A.; Director of Turboven Company Inc.; Former Director of the Industrial Chamber of Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Ex-Vice-President of the National Council of Industry (CONINDUSTRIA); Ex-President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

2.11. Statutory Auditors:

Main Statutory Auditors:

JACOBO COHEN "C. Adm" (sic.) No.12.915

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CLAUDIA VALENCIA Certified Public Accountant (CPC) No.35.909

Acting Statutory Auditors:

JACQUELINE SUBERO "C. Adm" (sic.) No.11.437

ISABEL QUINTERO Certified Public Accountant (CPC) No.15.197

2.12. External Auditors:

DELOITTE & TOUCHE

2.13. SUBSIDIARY COMPANIES AND AFFILIATES

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber..
Company name:	JC PAPELERAS
Date of incorporation:	February 14, 1995
Date of acquisition:	January 23, 1997
Location:	The main office is in Caracas, Federal District
Capital subscribed:	Bs.2,137,500,000.oo
Capital paid-in:	Bs.2,137,500,000.oo
Participation:	57%
Activity:	Selling and distributing office articles, office items, gifts and hardware store items in general.
Company name:	MANUFACTURAS DE PAPEL DE

CENTROAMERICA, MANPA, S.A.

Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2003, 2002 and 2001.

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2003, 2002 and 2001 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2003, 2002, and 2001 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were carried out in order to state an opinion about the consolidated financial statements restated in constant bolivars, taken as a whole. Pages 25 to 28 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2003, 2002 and 2001 which presentation base differs from that required by the accounting principle generally accepted in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. This supplementary information is the responsibility of the company management. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note attached to such supplementary information.

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10171

C.N.V. No.S-796

Venezuela, February 16, 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003, 2002 AND 2001

IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousands Bs.)

ASSETS	2003	2002	2001
CURRENT ASSETS:			
Cash and cash equivalents (Notes 1, 15 and 16)	13,882,269	19,653,908	16,920,741
Bills and accounts receivable – net (Notes 3, 15 and 16)	54,677,657	56,104,752	52,508,115
Advances to suppliers (Note 15)	2,412,091	3,299,124	2,441,274
Inventory – net (Note 1 and 4)	47,495,606	52,046,924	39,671,827
Expenses paid in advance	795,835	624,777	359,909
Other current assets – net (Notes 1 and 5)	7,374,853	12,601,812	26,934,117
Total Current Assets			
LONG-TERM SPARE PARTS INVENTORY (Note 4)	8,302,703	8,461,834	6,548,664
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	4,417,612	5,651,998	7,558,180
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1 and 7)	397,601,692	449,927,100	373,895,946
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 8)	1,300,969	1,274,813	1,318,538
TOTAL	538,261,287	609,647,042	528,157,311
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts (Note 9)	10,620,000	10,420,905	779,864
Current portion of long-term loans	-	7,783,908	11,947,464
Current portion of obligations and commercial papers (Note 10)	5,460,600	2,541,684	7,822,104
Documents payable (Notes 15 and 18)	1,222,731	8,216,503	4,773,911
Accounts payable (Notes 11 and 15)	41,914,480	63,614,131	38,789,335
Dividends payable (Note 14)	5,178,987	356,281	-
Accumulated expenses payable (Note 15)	7,193,241	7,966,135	5,970,004
Taxes payable (Notes 1 and 12)	7,741,652	2,741,894	140,154
Total current liabilities	79,331,691	103,641,441	70,222,836
LONG-TERM LOANS (Notes 9 and 15)	-	1,906,263	14,015,687
CURRENT OBLIGATIONS ISSUED (Note 10)	-	3,360,233	-
PROVISION FOR SENIORITY (Note 1)	7,207,096	7,898,567	8,027,889
OTHER LIABILITIES AND DEFERRED CREDITS	28,994	57,987	421,596
DEFERRED INCOME TAX			
Total liabilities	86,567,781	116,864,491	92,688,008
MINORITY INTERESTS (Note 1)	1,330,432	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 14)	450,363,074	491,715,957	434,489,401
TOTAL	538,261,287	609,647,042	528,157,311

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002 AND 2001 IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars, except net income per share)

	2003	2002	2001
NET SALES (Note 17)	311,371,851	259,705,157	256,316,696
SALES COSTS	203,871,781	179,569,473	167,221,138
GROSS INCOME	107,500,070	80,135,684	89,095,558
SALES EXPENSES	25,052,310	32,118,371	35,715,877
ADMINISTRATIVE EXPENSES AND OVERHEADS	12,156,666	15,282,753	17,487,725
	37,208,976	47,401,124	53,203,602
OPERATING INCOME	70,291,094	32,734,560	35,891,956
OTHER INCOME (DISBURSEMENTS):			
Provision for investments	(3,508,095)	(5,532,611)	(9,012,859)
Loss in temporary investment	(23,083,167)	-	-
Net loss in hedge agreement in foreign currency	(365,888)	-	-
Income from selling assets	108,538	38,055	-
Bank debit tax	(4,032,729)	(2,359,296)	-
Others-net	(5,193,433)	(3,028,678)	(4,556,089)
	(36,074,774)	(10,882,530)	(18,270,146)
INTEGRAL FINANCING INCOME (COST):			
Interests expenses	(5,240,854)	(10,824,940)	(10,413,823)
Interests on temporary investments	394,539	572,967	1,140,387
Exchange differences – net	2,883,226	(3,970,946)	(2,144,247)
Monetary earnings of the fiscal year (REME) (Notes 1and 2)	3,466,880	2,788,983	5,867,578
	1,503,791	(11,433,936)	(5,550,105)
PROFITS BEFORE INCOME TAX	35,720,111	10,418,094	12,071,705
TAX PROVISION (Note 12):			
Income tax	9,228,222	3,636,255	3,870,341
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARIES AND AFFILIATES	26,491,889	6,781,839	8,201,364
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(3,358,782)	(3,790,163)	(402,257)
INCOME BEFORE MINORITY INTERESTS	23,133,107	2,991,676	7,799,107
MINORITY INTERESTS	(263,838)	(86,692)	(18,074)
NET INCOME	22,869,269	2,904,984	7,781,033
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	9.97	1.27	3.39

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2003, 2002 and 2001 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002, AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars)

	2003	2002	2001
OPERATING ACTIVITIES:			
Net earnings	22,869,269	2,904,984	7,781,033
Adjustments to conciliate the net income with the cash provided for the operating activities:			
Participation of minority shareholders, net	263,838	86,692	18,074
Participation in results from affiliates and subsidiaries	3,358,782	3,790,163	402,257
Income from selling assets	(108,538)	(38,055)	(187,717)
Removal and use of equipment and industrial parts	1,501,670	1,697,678	2,147,815
Provision for inventory	3,508,095	6,830,908	
Amortization of excess of cost on book value of shares from affiliates	691,407	1,580,994	691,406
Exchange differences in documents payable	-	1,700,003	-
Monetary results from the fiscal year (REME) (Note 2)	(3,466,880)	(2,788,983)	(5,867,578)
Depreciation	14,846,107	15,549,843	23,422,153
Amortization of deferred charges	75,466	34,143	75,560
Changes in assets and operating liabilities (Note 2)	(10,595,082)	4,173,011	(9,048,047)
Provision for seniority benefits, net	1,239,841	1,827,429	2,138,428
Net cash provided for operating activities	34,183,975	37,348,810	21,573,384
INVESTMENT ACTIVITIES:			
Sale of net assets forest project	-	-	29,848,434
Purchasing of property, plant and equipment	(2,869,873)	(4,321,197)	(3,556,199)
Sale of property and equipment	599,705	401,141	29,577
(increase) reduction in deferred charges and other assets	(101,622)	-	98,241
Net cash used In investment activities	(32,443,524)	(27,285,439)	(57,649,593)
FINANCING ACTIVITIES:			
Increase (reduction) in promissory notes and bank overdrafts	3,025,000	10,085,736	(5,863,898)
Reduction of long-term loans	(9,531,250)	(11,405,909)	(22,618,895)
Increase (reduction) of outstanding obligations issued	1,020,625	(67,045)	(8,788,649)

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA VENEZUELA

(Increase) reduction in documents payable	(6,553,338)	3,154,501	(12,371,910)
Cash dividends	(20,404,561)	(29,052,722)	(8,006,241)
Net cash used by financing activities	(32,443,524)	(27,285,439)	(57,649,593)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(5,140,300)	(3,049,148)	4,368,875)
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	(5,771,639)	2,733,167	(5,287,281)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF TERM	19,653,908	16,920,741	22,208,022
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	13,882,269	19,653,908	16,920,741

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002 AND 2001

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and

the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, whereas for the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10) only in regard to inventories (see notes 1d and 1g). The methodology set forth by the National Securities and Exchange Commission differs from that established by the Federation of Colleges of Public Accountants in Venezuela in the sense that this latter set forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2003, 2002 and 2001 are presented in values of less than Bs.4,464 million, Bs.8,008 million and Bs.3,248 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate the financial statements from affiliates abroad, which are an integral part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which establish that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that

established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of foreign affiliates, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial shareholder's equity of the Company for the year ended at December 31, 20032. This effect amounts to approximately Bs.216 million.

c. *Consolidation* – The consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

At December 31, 2003, 2002 and 2001 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed (see Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists

of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) , used in the metropolitan area of Caracas and published by Banco Central de Venezuela was utilized.

For the purposes of comparability, the consolidated financial statements and the 2002 and 2001 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2003 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From the year 2002, the DPC-10 Revised set forth that only the mix method shall apply to inventories with seniority over six months. At December 31, 2003 and 2002 the average seniority of Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs.234,709 million, Bs.269,186 million and Bs.176,406 million product of the incorporation of the current values of inventories and property, plant and equipment in 2003, 2002 and 2001, respectively, and likewise the current values of inventories in 2001, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.134,929 million, Bs.130,468 million and Bs.121,527 million at December 31, 2003, 2002 and 2001, respectively.

Monetary items of the general statement at December 31, 2003 are presented at its par value since they indicate the purchase power of the monetary unit at that date. Non-monetary items such as: inventories, investments, capital stock, retained earnings and other non-monetary items different from property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, at end and average for the years ended at December 31 are the following:

	2003	2002	2001
At the beginning of the year	303,469	231.275	205.977
At the end of the year	385,661	303.469	231.275
Average for the year	352,148	268.630	219.409
Inflation of the year	27.08%	31.21%	12.28%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* –Permanent investments in affiliates where there is participation between 20% and 50% and the investment in the affiliates 100% owned Valores y Acciones 1003, C.A. (established in 2003) and Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are

presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –Inventories have been stated at cost adjusted for the effects of inflation, as determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2002 and 2001 were stated in constant bolivars as of December 31, 2003 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities.

The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2002 and 2001 stated in regular costs at those dates were restated in constant bolivars at December 31, 2003 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long*-term *Assets* – The Company evaluates the book value of its long-term assets when events or changes in the circumstances indicate that such value may be recovered. Calculation of the wearing out of the value of assets is based on the comparison between the book value and the reasonable value of such books. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of the future flows estimated in cash. For those assets expected to be sold or withdrawn in the near future, the reasonable value is equivalent to its net value of realization.

n. *Reasonable value of financial instruments* – Book values reported in the general statements for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accumulations and other short-term liabilities, are approximate to their reasonable values due to the short-term maturities of such financial instruments. Consequently, these items have been excluded from the revelations of the reasonable value in the notes to these consolidated financial statements.

o. Recognition of income – Income from selling Company manufactured products are registered on a cumulative base when the property rights on them are transferred.

p. *Use of estimations to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2002 and 2001 have been reclassified for comparison purposes against those of the years ended at December 31, 2003.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result of the fiscal year (REME) for the years ended at December 31 comprises the following (in thousand bolivars):

	2002	2002	2000
Monetary position at the beginning of the year	(36,538,517)	(14,789,095)	(83,256,408)
Increase for the year	329,820,314	273,447,824	373,848,751
Reduction for the year	(312,277,007)	(292,408,291)	(299,513,860)
Estimated monetary position for the year	(18,995,210)	(33,749,534)	(8,921,517)
Less – real monetary position at the end of the year	(22,462,090)	(36,538,517)	(14,789,095)
	(3,466,880)	(2,788,983)	(5,867,578)

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2002	2001	2000
(Increase) reduction:			
Bills and accounts receivable	(11,125,635)	(18,070,962)	189,156
Advances to suppliers	209,134	(1,616,164)	(1,262,581)
Inventories	3,814,351	(15,447,321)	(3,310,203)
Expenses paid in advance	(300,075)	(355,672)	8,042
Increase (reduction):			

Accounts payable	(11,169,532)	34,536,632	(5,180,211)
Accumulated expenses payable	1,349,405	2,823,909	910,037
Taxes payable	6,656,263	(416,455)	(295,756)
Other liabilities and deferred credits	(28,993)	2,719,044	(106,531)
	(10,595,082)	4,173,011	(9,048,047)

For the years ended at December 31 the detail of the monetary result of the fiscal year, used per activity is as follows (in thousand bolivars):

	2003	2002	2001
Operating	3,719,978	(2,654,520)	(11,910,072)
Of investments	-	(84,166)	-
Of financing	4,887,202	8,576,817	13,408,775
Of cash	(5,140,300)	(3,049,148)	4,368,875
	3,466,880	2,788,983	5,867,578

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2003	2002	2001
Interests	5,339,692	9,749,030	9,765,545
Taxes	3,679,882	3,501,592	1,703,274

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2003	2002	2001
Commercial	50,130,904	51,996,489	48,580,347
Related companies (Note 13)	397,749	463,972	163,219
Employees	3,538,533	3,198,223	3,270,861
Sundry debtors	815,446	1,649,378	1,284,586
Guarantee deposits	1,600,000	-	-
	56,482,632	57,308,062	53,299,013

Less – provision for doubtful accounts	1,804,975	1,203,310	790,898
	54,677,657	56,104,752	52,508,115

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2003	2002	2001
Finished products	16,031,296	23,238,760	18,018,344
Products in-process	253,921	118,402	474,297
Raw materials	15,361,456	12,555,354	9,498,831
Spare parts	6,502,356	8,215,572	9,569,022
In-transit inventory	10,618,736	8,399,629	3,133,474
	48,767,765	52,527,717	40,693,968
Less – provision for obsolescence	1,272,159	480,793	1,022,141
	47,495,606	52,046,924	39,671,827

During the years ended at December 31, 2003, 2002 and 2001 the Company decided to present certain inventories to be used in a period of more than one (1) year, as long-term spare part inventory.

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2003	2002	2001
Net assets of affiliates in process of disposal:					
Valores y Acciones 1003, C.A.	(A)	100	32,762,799		
Inmuebles 310350, C.A.	(B)	100	-	35,091,046	42,592,443
Other investments registered at cost:					
Others			226,926	226,926	226,926
Less – provision for investment			25,614,872	22,716,160	15,885,252

7,374,853	12,601,812	26,934,117

(A) A subsidiary established in the year 2003, mainly with contributions of shares that the Company owned in Inmuebles 310350, C.A. At the date of issuing these consolidated financial statements the Company is evaluating the terms under which this investment will be disposed.

(B) A subsidiary established in the year 2000, mainly with property contributions by the Company. During the year 2001, the Company contributed with the majority of its investments in shares registered at cost, certain accounts receivable and one option on credits to reduce emissions to be obtained from forest plantations sold in the year 2001. At December 31, 2003, 2002 and 2001 this affiliate owned property amounting to Bs.15,569 million presented at fast-selling value according to reports by independent expert appraisers as of August 2002, investment in shares and the option on credits for reduction of emissions amounting to Bs.17,193 million. Property of this affiliate is guaranteeing contingent obligations up to US$3 million (Bs.4,800 million).

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2003	2002	2001
Investment registered as per the method of equity participation and excess paid on book value:					
Simco Recycling Corp. Inc.	(A)	50	4,417,612	5,277,002	7,178,273
Other investments registered at cost:					
Losani, S.A.	(B)	40	-	46,026	47,837
Panamericana de Licencias, S.A.	(B)	40	-	76,599	79,699
Inversiones Inmobiliarias			-	252,371	252,371
			-	374,996	379,907
			4,417,612	5,651,998	7,558,180

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2003	2002	2001
Current assets	1,452	1,320	1,096
Total assets	2,161	2,194	2,073
Current liabilities	2,399	2,339	2,024
Shareholders' equity (deficit)	(723)	(585)	(238)
Total liabilities and shareholders' equity	2,161	2,194	2,073
Loss net	(137)	(374)	(1,374)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.13,837 million (Bs.1,615 million in historical values), which is repaid as per the provisions set forth by the accounting principles. The Company periodically evaluates the realization in excess paid during the acquisition of the subsidiary with the expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are presented at cost. During the year ended at December 31, 2001 the Company sold its participation in these companies.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2003	2002	2001
Buildings	10 to 30	48,530,293	49,007,104	46,956,973
Machinery and equipment	7 to 20	360,308,570	393,105,475	373,928,899
Automotive vehicles	3 to 6	3,505,732	3,535,931	5,239,476
Furniture, fittings and others	5	21,724,763	21,210,316	21,435,030
		434,069,358	466,858,826	447,560,378
Less – accumulated depreciation		50,037,162	35,787,600	91,502,564
		384,032,196	431,071,226	356,057,814
Land lots		13,007,757	13,208,016	13,986,191
Constructions in progress		561,739	5,647,858	3,851,941

397,601,692	449,927,100	373,895,946

Property values, plant and equipment at December 31, 2003, 2002 and 2001 have been determined according to the reports by independent valuating experts as of August 2002 and September 1998 (year 2001), respectively. For the year ended at December 31, 2002 inclusion of the new appraisal resulted in an increase in property, plant and equipment and in the result for holding non-monetary assets of Bs.88,694 million.

At December 31, 2003, 2002, and 2001 expenses of repair and maintenance of property, plant and equipment amounted to Bs.11,316 million, Bs.18,985 million and Bs.17,567 million, respectively.

At December 31, 2003, 2002 and 2001 the portion of the interest rate exceeding inflation, capitalized in property, plant and equipment amounted to Bs.693 million, Bs.869 million and Bs.1,045 million, respectively, net of accumulated amortization

During 2003, 2002 and 2001 the Company did not carry out investment projects requiring capitalization of interests.

At December 31, 2003 the assets fully depreciated incorporated to the production process amounted to Bs.250,470 million (at updated valuating values).

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2003, 2002 and 2001 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,114 million, Bs.1,190 million and Bs.1,265.4 million, respectively, net accumulated amortization for Bs.294.3 million, Bs.218.9 million and Bs.212.7 million, respectively, which are repaid in a period of twenty (20) years.

9. LOANS, PROMISSORY NOTES AND BANK OVERDRAFTS

At December 31, 2003, 2002 and 2001 bank promissory notes correspond to credit and bank obligations represented by promissory notes and short-term loans.

Average interest rates arising from the loans obtained from local banks went from 15.75% and 37.25% for the year 2003, 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001. Interests rates from loans obtained from foreign banks went from 8.44% and 11.3% for the year 2001.

10. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2003 the outstanding obligations issued are as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004, with interests at variable rates payable on a monthly basis.	2,657,100
b. Commercial papers. with maturity at February 26, 2004, with annual yielding of 13.50%	2,803,500
	5,460,600
Less – current portion	5,460,600
	-

During the year ended at December 31, 2003 and 2002, issuances of commercial papers earned discounts when placed for Bs.348 million and Bs.174 million, respectively.

11.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2003	2002	2001
Commercial	35,396,129	54,897,874	33,359,042
Related companies (Note 13)	5,362,823	6,916,048	3,404,188
Others	1,155,528	1,800,209	2,026,105
	41,914,480	63,614,131	38,789,335

12. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2003	2002	2001
Yearly income tax – estimated	9,898,269	3,922,633	4,933,241
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(670,047)	(286,378)	(1,062,900)
	9,228,222	3,636,255	3,870,341

For the years ended at December 31, 2003, 2002 and 2001 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices corresponding to the year 2003, required to document the aforementioned transactions abroad.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth from January 1, 2001, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2003 the Company and its subsidiaries do not hold transferable credits of business assets tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the years 2003, 2002 and 2001 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2003	2002	2001
Inventory sales	228,642	336,773	3,577,419
Inventory purchases	10,022,150	14,369,411	10,437,421
Power purchases	13,655,880	16,208,319	9,179,288

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2003	2002	2001
Short-term accounts receivable			
J.C. Papeleras, C.A.	218,312	192,475	96,306
Agroindustrial Mandioca, C.A.	95,545	-	25,957
Corporación Industrial de Energía, C.A.	81,212	270,175	26,732
Turboven Maracay Company Inc. Sucursal	1,640	-	-
Agropecuaria Mandioca, C.A.	1,040	1,322	1,733
Turboven Cagua Company Inc.	-	-	7,104
Turbogeneradores de Venezuela, C.A.	-	-	5,387
	397,749	463,972	163,219
Short-term accounts payable			
Turbogeneradores Maracay, C.A.	2,711,096	4,108,158	799,735
Inmuebles 310350, C.A.	1,639,374	1,086,237	119,599
Simco Recycling Corp. Inc.	582,820	516,630	192,199
Seinforca, C.A.	362,857	500,839	310,366
Turboven Maracay Company Inc.	48,016	157,976	722,693
Turboven Cagua Company Inc.	18,660	5,958	-

Losani, S.A.	-	535,003	1,259,596
Agroindustrial Mandioca, C.A.	-	5,247	-
	5,362,823	6,916,048	3,404,188

14. SHAREHOLDER'S EQUITY

Capital stock

The updated capital stock of the Company is made of 2,294,009,424 registered common shares and Bs.93,175,313 of updating capital stock..

The legal capital stock of the Company is made of 2,294,009,424 common shares of Bs.10 each, fully subscribed and paid-in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments, resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of its subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

At December 31, 2002 and 2001 the shareholder's equity amounted to Bs.11,529 million of legal reserve of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120. As of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs. 11,470,047,120.

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs. 4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs. 11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At December 31, 2003, 2002 and 2001 the undistributed retained earnings include Bs.(9,070) million, Bs.(3,288) million and Bs.5,759 million of accumulated retained earnings (deficit) from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.27,887 million and Bs.32,464 million at December 31, 2003, Bs.5,623 million and Bs.29,040 million at December 31, 2002 and Bs.16,232 million and Bs.46,486 million at December 31, 2001, respectively.

At December 31, 2003, 2002 and 2001 the net income includes Bs.9,046 million and Bs.3,615 million and Bs.3,431 million of income tax expenses of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1, 2, 3, 4 and 5 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.

b) The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.

c) The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

d) The regime to acquire the local currency of securities issued by the Republic in foreign currency is regulated as well as the special regime applicable to the financing programs developed by the Banco de Comercio Exterior (BANCOEX).

e) Operations subject to the regime included in the Foreign Exchange Agreement No.1 and kept through the payment agreement and reciprocal credits among central banks of the countries members of the Latin American Association of Integration (ALADI).

Then, as of February 6, 2004 the National Executive and the Venezuelan Central Bank amended Exchange Agreement No.2 establishing the exchange rate to Bs.1,915.20/ US$1.00 for the purchase and Bs.1,920/US$1.00 for the sell. Likewise, the Agreement sets forth liquidation at the exchange rate established in the previous Agreement, for

some foreign exchange purchase and sale operations pending liquidation, and some in transit operations by exchange operators.

According to the provision of such regime, the President of the Republic, in Council of Ministers, will approve the general guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to the availability of foreign currency that will be established to apply the foreign exchange agreement. In addition, such regime sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations in regard to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary formalities to acquire foreign currency to pay its obligations in foreign currency. At the date of issuing the report, the Company has requested the balance of the foreign debt in foreign currency at January 22, 2003. Likewise, the Company has requested foreign currency for the concept of imports and/or debt transitorily amounting to US$13,228 million, US$9,737 million out of which has obtained approval, and the Company has requested foreign currency for the concept of import amounting to US$12,471 million, US$7,439 million out of which has obtained approval.

At the date of this report, obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend: (1) on the approval of registries and requests made before the relevant institutions; (2) of the availability of foreign currency that will be established in the application of the regulations aforementioned; and (3) of the Company shares to acquire the necessary foreign currency not requested before the relevant institutions, or of those request that are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2003, 2002 and 2001 (including those from the affiliates abroad) are described, registered in bolivars at the exchange rate of Bs.1,600, Bs.1,403.00 and Bs.758 per US$1.oo,

respectively, pursuant to the exchange control and the free currency exchange market, respectively (in thousand US dollars):

	(In thousand US$)		
	2002	2001	2000
Assets:			
Cash and temporary investments	7,238	7,502	5,671
Commercial accounts receivable	6,865	11,180	9,139
Accounts receivable related companies	101	157	34
Advances to suppliers and sundry debtors	1,005	988	2,384
	15,209	19,827	17,228
Liabilities:			
Promissory notes and bank overdrafts	-	-	1
Documents payable	764	4,608	3,777
Commercial accounts payable	17,524	23,250	18,626
Accounts payable related companies	364	590	1,149
Accumulated expenses payable and others	1,102	1,937	591
Long-term loans	-	-	1,684
	19,754	30,385	25,828

16. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2003, 2002 and 2001 the Company does not have significant credit risk concentrations different from those indicated above.

17. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2003, 2002 and 2001 represent approximately 5.8%, 18% and 13% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

18. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$1,000,000 and at April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2003 the open letters of credits for these concepts amount to US$1,969 million (Bs.3,150.6 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before the relevant courts of the country amounting to approximately Bs.7,031 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2003, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.5 million and US$1,8 million (years

2002 and 2001), respectively, presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements. As of December 19, 2003 the Company obtained a favorable sentence by the Supreme Tribunal of Justice in regard to the resources to reimburse foreign exchange to the Venezuelan Central Bank amounting to US$1,3 million introduced by the Treasury (currently the Ministry of Finance).

19. FURTHER EVENTS

Cash dividends (stated in historical values at the date of operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.6.00 per share, for a total of Bs.13,764,056,544.

3.2. Non-audited consolidated financial statements (interim) at June 30, 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, JUNE 30, 2004 AND DECEMBER 31, 2003, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT JUNE 30,2004

(Stated in thousand Bs.)

	June	December		
ASSETS	2004	2003	2002	2001
CURRENT ASSETS:				
Cash (Notes 1,15 and 16)	26,349,650	15,266,834	23,142,280	19,588,852
Bills and accounts receivable – net (Notes 3, 15 and 16)	64,246,999	61,581,726	61,456,583	57,838,104
Advances to suppliers (Note 15)	7,970,834	2,678,480	3,663,480	2,710,889
Inventory – net (Notes 1 and 4)	44,102,429	52,131,719	57,312,514	43,694,736
Expenses paid in advance	4,351,349	860,151	681,572	394,713
Other current assets – net (Notes 1 and 5)	9,097,250	8,189,334	13,993,559	29,908,727
Total Current Assets	156,118,511	140,708,244	160,249,988	154,136,021
LONG-TERM SPARE PARTS INVENTORY (Note 4)	9,666,044	9,219,656	9,396,362	7,271,900
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	5,273,328	4,969,375	6,307,989	8,388,776
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1 and 7)	465,893,896	441,389,693	499,425,132	414,982,261
DEFERRED CHARGES AND OTHERS ASSETS (Notes 1 and 8)	1,448,016	1,300,969	1,274,834	1,321,193

TOTAL	638,399,795	597,587,937	676,654,305	586,100,151
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Promissory notes and bank overdrafts (Notes 9 and 15)	14,827,000	11,792,875	11,571,792	865,993
Current portion of long-term loans (Note 9)	-	-	8,643,564	13,266,944
Current portion of current obligations issued (Note 10)	2,657,100	6,063,670	2,822,388	8,685,979
Documents payable (Notes 15 and 18)	-	1,357,770	9,123,936	5,301,143
Accounts payable (Notes 13 and 17)	48,338,156	46,413,273	71,242,963	42,972,899
Dividends payable	504,985	5,750,956	395,629	-
Accumulated expenses payable (Note 15)	8,269,749	7,968,376	8,140,447	6,609,501
Taxes payable (Notes 1 and 12)	8,253,952	8,480,619	2,910,442	85,132
Total current liabilities	82,850,942	87,827,539	114,851,161	77,787,591
LONG-TERM LOANS (Note 9)	-	-	2,116,791	15,563,583
CURRENT OBLIGATIONS ISSUED (Note 10)	-	-	3,731,338	-
PROVISION FOR SEVERANCE BENEFITS (Note 1)	8,959,032	8,003,049	8,770,886	8,914,491
OTHER LIABILITIES AND DEFERRED CREDITS	28,976	32,196	64,391	468,157
Total liabilities	91,838,950	95,862,784	129,534,567	102,733,822
MINORITY INTERESTS	1,879,477	1,330,433	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement (Notes 1 and 14)	544,681,368	500,394,720	546,053,144	482,386,427
TOTAL	638,399,795	597,587,937	676,654,305	586,100,151

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE SIX-MONTH (6) PERIOD ENDED AT JUNE 30, 2004 AND FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002 AND 2001 RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2004

(Stated in thousand bolivars, except net income per share)

	June		December	
	2004	2003	2002	2001
NET SALES (Note 17)	203,344,703	343,780,070	286,565,130	283,413,031
SALES COSTS	129,303,914	224,559,968	197,898,227	184,749,057
GROSS INCOME	74,040,789	119,220,102	88,666,903	98,663,974
SALES EXPENSES	19,872,352	27,613,376	35,454,065	39,555,267
ADMINISTRATIVE EXPENSES AND OVERHEADS	7,307,383	13,377,272	16,876,051	19,386,910
	27,179,735	40,990,648	52,330,116	58,942,177

OPERATING INCOME	46,861,054	78,229,454	36,336,787	39,721,797
OTHER INCOME (DISBURSEMENTS):				
Result from investments, net	-	(3,895,530)	(6,143,634)	(10,008,241)
Loss from temporary investments	(5,917,469)	(25,632,478)	-	(5,220,400
Net loss from hedge contracts in foreign currency	-	(406,297)	-	-
Earnings from selling assets	44,455	108,613	42,258	-
Bank debit tax	(1,504,571)	(4,478,105)	(2,619,856)	-
Others-net	11,377,291	(5,734,678)	(3,278,017)	(4,985,388)
	3,999,706	(40,038,475)	(11,999,249)	(20,214,029)
INTEGRAL FINANCING INCOME (COST):				
Interests expenses	(1,602,241)	(5,819,379)	(12,020,449)	(11,563,605)
Interests on temporary investments	104,698	438,112	636,959	1,266,331
Exchange differences – net	3,243,856	3,201,429	(4,409,498)	(2,368,361)
Monetary earnings (Notes 1 and 2)	(570,800)	3,849,761	3,097,001	6,515,600
	1,175,513	1,699,923	(12,695,987)	(6150,035)
INCOME BEFORE TAXES	52,036,273	39,860,902	11,641,551	13,357,733
TAX PROVISION (Note 12):				
Income tax	9,410,401	10,229,456	4,035,623	4,265,713
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	42,625,872	29,631,446	7,605,928	9,092,020
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(12,459,384)	(3,717,536)	(4,185,317)	(391,599)
INCOME BEFORE MINORITY INTERESTS	30,166,488	25,913,910	3,420,611	8,700,421
MINORITY INTERESTS	(549,044)	(263,839)	(86,692)	(18,074)
NET INCOME	29,617,444	25,650,071	3,333,919	8,682,347
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	12.91	11.18	1.45	3.78

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2004 AND FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002, AND 2001.

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2004

(Stated in thousand Bs.)

	June		December	
	2004	2003	2002	2001
OPERATING ACTIVITIES:				
Net earnings	29,617,444	25,650,071	3,333,919	8,682,347
Adjustments to conciliate the net income with the cash provided by the operating activities:	549,044	263,839	86,692	18,074
Participation minority shareholders, net	1,314,575	3,717,536	4,185,317	391,599
Participation in results from affiliates	(2,590,465)	3,895,530	7,585,313	(208,448)

Loss from investments, net	(44,455)	(108,613)	(42,258)	-
Profits from selling assets	142,604	1,667,515	1,885,169	2,385,021
Removal and use of equipment and industrial parts	-	1,667,515	1,885,169	2,385,021
Amortization of excess of cost on book value of shares from affiliates	570,800	767,766	1,755,143	767,765
Monetary earnings	8,598,712	(3,849,761)	(3,097,001)	(6,515,600)
Depreciation	-	16,485,715	17,267,168	26,008,901
Amortization of deferred charges	-	75,466	46,359	75,560
Exchange difference in documents payable	-	-	1,887,751	-
Provision for costs of forest projects	-	-	-	-
Changes in operating assets and liabilities (Note 2)	(2,582,816)	(11,672,089)	4,579,916	(11,272,473)
Provision for severance benefits, net of payments	955,983	1,206,234	2,233,521	2,374,596
Net cash provided for operating activities	36,531,426	38,099,209	41,707,009	22,707,342
INVESTMENT ACTIVITIES:				
Sales of net assets forest project	-	-	-	33,145,550
Reduction in deferred charge and other assets	(147,047)	(101,601)	-	55,891
Purchasing of property, plant and equipment	(4,905,813)	(3,540,715)	(4,250,118)	(3,948,947)
Sale of property and equipment	951,776	665,937	42,258	37,737
Net cash provided for (used in) investment activities	(4,101,084)	(2,976,379)	(4,207,860)	29,290,231
FINANCING ACTIVITIES:				
Increase (reduction) in promissory notes and bank overdrafts	3,034,124	2,710,400	11,521,167	(6,510,960)
Reduction of long-term loans	-	(9,683,750)	(12,665,581)	(25,114,821)
Reduction of outstanding obligations issued	(406,570)	914,480	(74,450)	(9,758,449)
Increase (reduction) in documents payable	(1,357,770)	(6,658,191)	3,855,495	(13,737,112)
Cash dividends	(19,617,310)	(22,658,046)	(32,261,312)	(8,890,452)
Net cash used in financing activities	(21,347,526)	(35,375,107)	(29,624,681)	(64,011,794)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	-	(7,875,446)	(4,321,040)	6,942,323
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	11,082,816	(7,875,446)	3,553,428	(5,071,898)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE TERM	15,266,834	23,142,280	19,588,852	24,660,750
CASH AND CASH EQUIVALENTS AT THE END OF THE TERM	26,349,650	15,266,834	23,142,280	19,588,852

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2004 and the years ended at December 31, 2003, 2002,and 2001, restated in constant bolivars at June 30, 2004]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

STATEMENTS OF PRODUCTION AND SALES COSTS

FOR THE LAST 3 FISCAL YEARS AND THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2004

"052OO" HERNANDEZ MORA (stamp)

STATED IN THOUSAND CONSTANT BOLIVARS AT JUNE 30, 2004

	6 MONTH ENDED AT JUNE 30, 2004	YEAR ENDED AT DECEMBER 31, 2003	YEAR ENDED AT DECEMBER 31, 2002	YEAR ENDED AT DECEMBER 31, 2001
DIRECT LABOR FORCE	7,295,280	15,268,07	20,069,342	22,315,679
USED MATERIAL:				
INITIAL INVENTORY	43,837,970	41,254,629	30,790,121	39,470,968
ACQUIRED RAW MATERIAL	82,390,675	144,828,454	117,997,778	78,540,462
FINAL INVENTORIES	(36,782,986)	(43,837,970)	(41,254,629)	(30,790,121)
	89,445,659	142,245,113	107,533,270	87,221,309
INDIRECT EXPENSES:				
INDIRECT LABOR FORCE	2,222,855	4,596,188	6,996,529	8,446,488
MATERIALS AND SPARE PARTS	7,137,243	12,369,263	16,087,431	15,351,003
DEPRECIATION	7,824,828	12,844,315	19,346,917	21,736,251
ENERGY AND FUEL	8,344,924	17,783,375	20,493,082	16,321,869
OTHER MANUFACTURING EXPENSES	6,505,207	11,512,797	12,649,388	10,895,575
	32,035,057	32,035,057	75,573,347	72,751,186
TOTAL PRODUCTION COST	128,775,996	216,619,126	203,175,959	182,288,174
IN-PROCESS AND FINISHED PRODUCTS				
INITIAL INVENTORY	17,513,405	25,454,247	20,176,515	22,637,398
FINAL INVENTORY	(16,985,487)	(17,513,405)	(25,454,247)	(20,176,515)
TOTAL SALES COST	129,303,914	224,559,968	197,898,227	184,749,057

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2004 AND FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002, AND 2001.

(STATED IN CONSTANT BOLIVARS AT JUNE 30, 2004)

1. **SIGNIFICANT ACCOUNTING POLICIES**

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial

statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, up to the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values that have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. In the year 2002, the Company subject to the provisions of the Declaration of Accounting Principles No. 10 Revised (DPC-10 Revised) only in regard to inventories (see also Notes 1d and 1g). The methodology established by the National Securities and Exchange Commission differs from that established by the Federation of Venezuelan College of Public Accountants since this latter sets forth that such values should be repaid in the results by realizing the result for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the depreciation expenses in the period of six (6) months ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 be presented in values inferior to Bs.2,097 million, Bs.4,957 million, Bs.8,892 million and Bs.3,606 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in

the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange at the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company; for the year ended at June 30, 2004. This effect amounts to approximately Bs.993 million.

c. *Consolidation* – The consolidated financial statements of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

At June 20, 2004 and December 31, 2003, 2002 and 2001 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities and Exchange Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) used in the metropolitan area of Caracas, published by the Venezuelan Central Bank, was used.

From 2002, the DPC-10 Revised sets forth that the mixed method will only apply for inventories with seniority higher to six months. At June 30, 2004 and at December 31, 2003, 2002 and 2001 the average seniority of the Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs.291,769 million in June 2004 (Bs.260,630 million in 2003, Bs.344,812 million in 2002 and Bs.225,965 million in 2001) product of the incorporation of the current values of property, plant and equipment in the years 2004, 2003, 2002 and 2001 and likewise, the current inventory values in the year 2001 less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.151,928 million, Bs.149,831 million, Bs.167,122 million

and Bs.155,668 million at June 30, 2004 and at December 31, 2203, 2002 and 2001, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The consolidated financial statements at June 30, 2004 and December 31, 2003, 2002 and 2001 were restated by applying the variation of the Consumer Price Index (CPI) until June 30, 2004 except for the financial statements of affiliates domiciled abroad which were converted to bolivars following the methodology indicated in 1c. Therefore, these latter do not include the effects for inflation in the Venezuelan economy.

The Consumer Price Indexes at the beginning, end and average for the six-month period ended at June 30, 2004 and the years ended at December 31, 2003, 2002 and 2001 are the following:

		At December 31,		
	6-30-2004	2003	2002	2001
At the beginning of the year	385,661	303,469	231,275	205,977
At the end of the year	428,254	385,661	303,469	231,275
Average for the year	411,890	352,148	268,630	219,409
Inflation of the year	11.04%	27.08%	31.21%	12.26%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is participation between 20% and 50% and the investment in affiliates 100% owned by Valores y Acciones 1003, C.A. (established in 2003) and Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of their acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at June 30, 2004 and December 31, 2003 and 2002 have been presented at cost adjusted for inflation, determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2001 are stated in present costs at that date. Inventories of affiliates domiciles abroad are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment of affiliates domiciled abroad are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the Consumer Price Index (CPI).

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the

dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long-term assets* – The Company assesses the book value of its long-term assets when events or changes in the circumstances indicate that such value may not be recovered. The calculation of the deterioration in the book value is based on the comparison between the book value and the reasonable value of such assets. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of future cash flows estimated. For those assets expected to be sold or withdrawn in the near future, the reasonable value is equivalent to its net value of realization.

n. *Reasonable value of financial instruments* – Book values reported in the balance sheets for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accruals and other short-term liabilities are approximated to their reasonable values due to the short-term maturity of such financial instruments. Consequently, these items have been excluded from the revelations of reasonable values in the notes to these consolidated financial statements.

o. *Recognition of income* – Income from sales of Company manufactured products are registered on a cumulative base when the property rights on these are transferred.

p. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2001 and 2002 have been reclassified for comparison purposes against those of the years ended at December 31, 2003.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

The monetary result for the fiscal year (REME) for the six-month (6) period ended at June 30, 2004 and for the years ended at December 31, 2003 and 2002 and 2001 includes the following (in thousand bolivars):

		At December 31		
	6-30-2004	2003	2002	2001
Monetary position at beginning of the year	(24,942,810)	(40,573,841)	(16,422,398)	(92,451,267)
Increase for the year	201,515,909	366,245,752	303,647,470	415,136,700
Reduction for the year	(162,177,248)	(346,764,960)	(324,701,912)	(332,592,231)
Estimated monetary position for the year	14,395,851	(21,093,049)	(37,476,840)	(9,906,798)
Less – real monetary position at the end of the year	14,966,651	(24,942,810)	(40,573,841)	(16,422,398)
	(570,800)	3,849,761	3,097,001	6,515,600

Changes in the operating assets and liabilities shown in the consolidated cash flows for the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 are as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
(Increase) reduction:				
Bills and accounts receivable	(5,884,855)	(11,303,645)	(20,066,723)	(889,712)
Advances to suppliers	(3,818,640)	203,465	(1,794,653)	(1,402,021)
Inventories	7,582,901	3,689,986	(17,627,409)	(3,675,782)
Expenses paid in advance	(2,418,007)	(333,215)	(394,952)	120,517
Increase (reduction):				
Accounts payable	1,439,086	(11,469,449)	38,531,814	(5,752,315)
Accrued expenses payable	810,022	1,209,067	3,117,568	1,010,541
Taxes payable	(290,104)	6,475,836	3,323,270	(328,419)
Other liabilities and deferred credits	(3,219)	(144,134)	(508,999)	(355,282)
	(2,582,816)	(11,672,089)	4,579,916	(11,272,473)

The detail of the monetary result from the fiscal year used per activity for the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 is as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Operational	(2,938,576)	5,394,500	(2,780,174)	(11,076,083)
Of Investment	-	-	-	(4,244,919)
Of Financing	4,868,718	6,078,433	10,198,215	14,894,279
Of Cash	(1,359,342)	(7,623,172)	(4,321,040)	6,942,323
	570,800	3,849,761	3,097,001	6,515,600

During the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 the interests and taxes paid are detailed as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Interests	1,103,460	5,929,409	10,825,725	10,844,055
Taxes	8,222,075	4,086,289	3,888,308	1,891,384

3. BILLS AND ACCOUNTS RECEIVABLE

At June 30, 2004 and at December 31, 2003, 2002 and 2001, the bills and accounts receivable comprise the following (in thousand bolivars):

	6/30/2004	2003	2002	2001
Commercial	61,140,317	56,532,830	56,894,603	53,476,552
Related companies (Note 13)	608,552	441,676	515,213	181,245
Employees	4,287,973	3,929,329	3,551,435	3,632,096
Sundry debtors	490,099	905,504	1,831,535	1,426,456
Guaranteed deposits	-	1,776,704	-	-
	66,526,941	63,586,043	62,792,786	58,716,349
Less – provision for bad accounts	2,279,942	2,004,317	1,336,203	878,245
	64,246,999	61,581,726	61,456,583	57,838,104

4. INVENTORIES

At June 30, 2004 and at December 31, 2003, 2002 and 2001 Inventories include the following (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Finished products	16,791,122	17,231,441	25,322,769	19,649,836
Products in process	194,366	281,964	131,478	526,679
Raw materials	21,356,123	17,019,021	13,941,970	10,547,884
Spare parts	4,976,115	7,220,478	9,122,902	10,625,828

Inventory in-transit	2,571,934	11,791,472	9,327,286	3,479,536
	45,889,660	53,544,376	57,846,405	44,829,763
Less: Provision for obsolescence	1,787,231	1,412,657	533,891	1,135,027
	44,102,429	52,131,719	57,312,514	43,694,736

During the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 the Company decided to present certain inventories likely to be used in a period of more than one (1) year, as long-term spare parts inventory.

5. OTHER CURRENT ASSETS

At June 30, 2004 and at December 31, 2003, 2002 and 2000 the other current assets are as follows (in thousand bolivars):

				At December 31		
	Note	%	6/30/2004	2003	2002	2001
Net assets from affiliates in process of disposal:						
Acciones 1003, C.A.	(A)	100	12,777,078	36,381,131	-	-
Inmuebles 310350, C.A.	(B)	100	-	-	38,966,510	47,296,363
Other investments registered at cost:						
Others			251,987	251,987	251,987	251,987
Less – provision for investments			3,931,815	28,443,784	25,224,938	17,639,623
			9,097,250	8,189,334	13,993,559	29,908,727

(A) A subsidiary established in the year 2003, mainly with contributions of shares that the Company owned in Inmuebles 310350, C.A. At the date of issuing these consolidated financial statements the Company is evaluating the terms under which this investment will be disposed.

(B) A subsidiary established in the year 2000, mainly with property contributions by the Company. During the year 2001, the Company contributed with the majority

of its investments in shares registered at cost, certain accounts receivable and one option on credits to reduce emissions to be obtained from forest plantations sold in the year 2001. At December 31, 2003 and 2002 this affiliate owned property amounting to Bs.17,288 million presented at fast-selling value according to reports by independent expert appraisers as of August 2002, investment in shares and the option on credits for reduction of emissions amounting to Bs.19,092 million. Property of this affiliate is guaranteeing contingent obligations up to US$3 million (Bs.5,760 million).

6. INVESTMENTS IN AFFILIATES

At June 30, 2004 and at December 31, 2003, 2002 and 2001 Investments in affiliates comprise the following (in thousand bolivars):

				At December 31		
	Note	%	6/30/2004	2003	2002	2001
Investments registered as the method of equity participation and excess on book value paid:						
Simco Recycling Corp. Inc.	(A)	50	5,273,328	4,969,375	5,905,124	7,980,999
Other Investments registered at cost:						
Losani, S.A.	(B)	40	-	-	46,026	47,837
Panamericana de Licencias, S.A.	(B)	40	-	-	76,599	79,699
Real estate investments			-	-	280,240	280,241
			-	-	402,865	407,777
			5,273,328	4,969,375	6,307,989	8,388,776

(A) The financial statements used to register equity participation of Simco Recycling Corp. Inc., an affiliate domiciled in the United States is summarized as follows (figures at August 31, in thousand US dollars):

At December 31

	2003	2002	2001
Current asset	1,452	1,320	1,096
Total asset	2,161	2,194	2,073
Current liabilities	2,399	2,339	2,024
Shareholders' Equity (deficit)	(723)	(585)	(238)
Total liabilities and shareholders' equity	2,161	2,194	2,073
Net loss	(137)	(347)	(1,374)

The acquisition value in constant currency from this affiliate resulted in an excess on book value of Bs.15,365 million (Bs.1,615 million in historical values), which is repaid according to the provisions set forth in the accounting principles. The Company periodically evaluates the realization of the surplus paid in acquiring the affiliate with the expectations of future cash flows and operating income. Based on its latest analysis, the Company estimates that the investment value is marketable.

(B) According to the non-audited financial statements, equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are presented at cost. During the year, the Company sold its participation in these companies.

7. PROPERTY, PLANT AND EQUIPMENT

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the property, plant and equipment are comprised as follows (in thousand bolivars):

	Useful life (years)	6/30/2004	At December 31 2003	2002	2001
Buildings	10 to 30	53,846,259	53,889,991	54,391,899	51,944,960
Machinery and equipment	7 to 20	431,400,299	399,874,939	436,360,632	415,225,700
Automotive vehicles	3 to 6	4,021,621	3,892,906	3,917,385	5,810,961
Furniture, fittings and others	5	22,861,593	24,124,053	23,538,488	23,790,693
		512,129,772	481,781,889	518,208,404	496,772,314
Less accumulated					

depreciation	64,062,252	55,460,311	39,652,448	101,542,640
	448,067,520	426,321,578	478,555,956	395,229,674
Land lots	14,444,337	14,444,337	14,598,135	15,477,039
Constructions in process	3,382,039	623,778	6,271,041	4,275,548
	465,893,896	441,389,693	499,425,132	414,982,261

Values of property, plant and equipment at June 30, 2004 and at December 31, 2003 and 2002 have been determined according to the reports by independent appraisal experts as of August 2002 and at December 31, 2001 by appraisals of September 1998. For the year ended at December 31, 2003 inclusion of a new appraisal generated an increase in property, plant and equipment and the result for holding non-monetary assets amounted to Bs.98,489 million.

During the six-month period ended at June 30, 2004 the repair expenses and maintenance of property, plant and equipment amounted to Bs.7,131 million. During the years ended at December 31, 2003, 2002 and 2001 the repair expenses and maintenance of property, plant and equipment amounted to Bs.12,565 million, Bs.21,082 million and Bs.19,507 million, respectively.

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the portion of the interest rate that exceeds inflation, capitalized in property, plant and equipment amounted to Bs.672 million, Bs.769 million, Bs.964 million and Bs.1,160 million, respectively, net accumulated amortization. During the six-month (6) period ended at June 30, 2004 and the years ended at December 31, 2003, 2002 and 2001 the Company did not carry out investment projects calling for interest capitalization.

At December 31, 2002 assets fully depreciated incorporated to the production process amounted to Bs.297,385 million (at updated appraisal values).

8. DEFERRED CHARGES AND OTHER ASSETS

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,039 million, Bs.1,114 million and Bs.1,190 million, and Bs.1,265.4, respectively, net of accumulated amortization for Bs.269.7 million, Bs.294.3 million,

Bs.218.9 million and Bs.212.7 million, respectively, which are redeemed in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFTS

At June 30, 2004 promissory notes correspond to credit lines and bank obligations represented promissory notes and short-term loans.

Average interest rates arising from the loans obtained from local banks ranged from 12.5% and 37.5% for the six-month (6) period ended at June 30, 2004, 15.75% and 37.25% for the year 2003, 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001. The interest rates arising from the loans obtained from foreign banks ranged from 8.44% and 11.3% for the year 2001.

10. ISSUANCE OF BONDS

At June 30, 2004 the current bonds issued and the commercial papers comprised the following (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004 with variable interest rates payable on a monthly basis	2,657,100
Less – current portion	2,657,100
	-

During the six-month (6) month period ended at June 30, 2004 and for the years ended at December 31, 2003 and 2002 issuance of commercial papers generated discounts in their placements amounting to Bs.387 million, Bs.386 million and Bs.193 million, respectively.

11. ACCOUNTS PAYABLE

At June 30, 2004 and at December 31, 2003, 2002 and 2001 accounts payable comprised the following (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Commercial	37,913,825	39,174,508	61,275,609	36,949,658
Related companies (Note 13)	5,500,235	5,955,095	7,679,858	3,780,147
Others	4,924,096	1,283,670	2,287,496	2,243,094
	48,338,156	46,413,273	71,242,963	42,972,899

12. TAX PROVISION

Income tax

The Income tax at June 30, 2004 (estimated values) and at December 31, 2003, 2002 and 2001 is summarized as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Income tax for the year	9,410,401	10,973,503	4,353,629	5,446,001
Minus – rebate for property, plant and equipment investments and transferable credits of business asset tax	-	(744,047)	(318,006)	(1,180,288)
	9,410,401	10,229,456	4,035,623	4,265,713

For the years ended at June 30, 2003 and December 31, 2003, 2002 and 2001 the effective rate of income tax expenses differs from the applicable tax rate to income before tax. The nature of this difference is due to permanent items related to the determination of fiscal income, mainly, equity participation of investments, dividends and interests exempted as well as the effects for tax adjustments for inflation.

Pursuant to the tax legislation in effect, from the year 2000 taxpayers subject to income tax that entered into transactions with parties bound abroad should determine their income by the exports made, and its costs for the goods and services acquired by the parties bound abroad according to any of the methods set forth in such legislation. The Company is in process of carrying out the study on transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no important effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in properties and equipment, and the operating tax losses different from those originated for the tax adjustment for inflation up to three (3) years following the fiscal year in which they are incurred in. The non-compensated tax effect deductible from the tax adjustment for inflation may be transfer up to the next year from the fiscal year in which they are incurred. The deductible tax effect non-compensated for the tax

adjustment for inflation may be transferred to the year following the fiscal year in which it is incurred.

Moreover, the aforementioned legislation set forth effective from January 1, 2001 among other things the Tax on dividends, net enrichment from a foreign source under the System of World Income and those from investments or participations under the System of International Tax Transparency.

Business Asset Tax

The Business Asset Tax law sets forth a tax of one per cent (1%) on the average value of tangible and intangible assets adjusted for inflation. The tax to be paid according to this Law will be the amount exceeding the total income tax payable during the fiscal year, if any. In case the income tax is less than the business asset tax, the surplus will be carried forward as credit on income tax generated during the three subsequent fiscal years. At June 30, 2004 the Company and its affiliates do not hold credits carry forward of business asset tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the six-month (6) period ended at June 30, 2004 and for the years 2003, 2002 and 2001 the Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousand bolivars approximately):

		At December 31		
	6/30/2004	2003	2002	2001
Sales of inventories	27,534	253,893	373,966	3,972,512
Purchase of inventories	5,447,230	11,128,999	15,956,372	11,590,138
Charges for consumption of electricity	7,249,797	15,164,039	17,998,370	10,193,055

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

	6/30/2004	2003	At December 31, 2002	2001
<u>SHORT-TERM ACCOUNTS RECEIVABLE</u>				

Corporación Industrial de Energía, C.A.	432,325	-	300,013	29,685
Agroindustrial Mandioca, C.A.	138,460	106,097	-	28,824
Seinforca, C.A.	37,580	-	-	-
Inmuebles 310350, C.A.	187	-	-	-
J.C. Papeleras, C.A.	-	242,422	213,732	106,942
Turboven Cagua Company INC	-	-	-	7,888
Turbogeneradores de Venezuela, C.A.	-	90,181	-	5,982
Agropecuaria Mandioca, C.A.		1,155	1,468	1,924
Turboven Maracay Company Inc. Sucursal	-	1,821	-	-
	608,552	441,676	515,213	181,245
SHORT-TERM ACCOUNTS PAYABLE				
Turbogeneradores Maracay, C.A.	2,722,271	3,010,510	4,561,863	888,058
Losani, C.A.				
Inmuebles 3103150, C.A.	2,289,007	1,820,427	1,206,201	132,808
Turboven Maracay Company	-	53,319	175,423	802,506
Seinforca, C.A.	488,957	402,931	556,152	344,643
Simco Recycling Corporation, Inc.	-	647,187	573,687	213,426
Turboven Cagua Company INC	-	20,721	6,616	-
Agroindustrial Mandioca, C.A.	-	-	5,827	-
	5,500,235	5,955,095	7,679,858	3,780,147

14. SHAREHOLDER'S EQUITY

Capital Stock

The updated capital stock of the Company is made of 2,294,009,424 registered common shares and Bs.105,999,128 of updating capital stock. The Legal capital stock of the

Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions set forth by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Meeting approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

At June 30, 2004 and at December 31, 2003, 2002 and 2001 a legal reserve includes Bs.12,802 million, Bs.12,802 million, Bs.12,802 million, and Bs.12,802 million of legal reserve of Manufacturas de Papel, C.A. (MANPA)S.A.C.A., respectively.

Cash Dividends (stated in historical values at the date of operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree cash dividends of Bs.6.00 per share for a total of Bs.13,764,056,544.

As of March 25, 2003 the General Shareholder's Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120. Likewise, as of October

17, 2003 the General Shareholder's Meeting agreed to decree a extraordinary cash dividend of Bs.5.00 per share for a total of Bs.11,470,047,120.

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the undistributed retained earnings include Bs.(22,959) million, Bs.(9,860) million, Bs.(3,496) million and Bs.6,230 million of accumulated earnings (deficit) from affiliates, respectively, that will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.43,750 million and Bs.64,479 million at June 30, 2004, Bs.30,966 million and Bs.36,135 million at December 31, 2003, Bs.6,244 million and Bs.32,134 million at December 31, 2002 and Bs.18,025 million and Bs.51,731 million at December 31, 2001, respectively.

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the net income includes Bs.9,019 million, Bs.10,045 million, Bs.4,014 million and Bs.3,810 million of income tax expenses of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1, 2, 3, 4 and 5 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.

b) The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.

c) The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

d) The regime to acquire the local currency of securities issued by the Republic in foreign currency is regulated as well as the special regime applicable to the financing programs developed by the Banco de Comercio Exterior (BANCOEX).

e) Operations subject to the regime included in the Foreign Exchange Agreement No.1 and kept through the payment agreement and reciprocal credits among central banks of the countries members of the Latin American Association of Integration (ALADI).

Then, as of February 6, 2004 the National Executive and the Venezuelan Central Bank amended Exchange Agreement No.2 establishing the exchange rate to Bs.1,915.20/ US$1.00 for the purchase and Bs.1,920/US$1.00 for the sell. Likewise, the Agreement sets forth liquidation at the exchange rate established in the previous Agreement, for some foreign exchange purchase and sale operations pending liquidation, and some in transit operations by exchange operators.

According to the provision of such regime, the President of the Republic, in Council of Ministers, will approve the general guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to

the availability of foreign currency that will be established to apply the foreign exchange agreement. In addition, such regime sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations in regard to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary formalities to acquire foreign currency to pay its obligations in foreign currency. At June 30, 2004 the Company has requested foreign currency for the concept of imports and/or debt transitorily amounting to US$13,228 million, US$13,233 million out of which has obtained approval, and the Company has requested foreign currency for the concept of import amounting to US$78,710 million, US$78,710 million out of which has obtained approval.

At the date of this report, obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend: (1) on the approval of registries and requests made before the relevant institutions; (2) of the availability of foreign currency that will be established in the application of the regulations aforementioned; and (3) of the Company shares to acquire the necessary foreign currency not requested before the relevant institutions, or of those request that are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2003, 2002 and 2001 (including those from the affiliates abroad) are described, registered in bolivars at the exchange rate of Bs.1,600, Bs.1,403.00 and Bs.758 per US$1.oo, respectively, pursuant to the exchange control and the free currency exchange market, respectively (in thousand US dollars):

		At December 31 In thousand US$		
	6/30/2004	2003	2002	2001
Assets:				
Cash and temporary investments	9,496	7,238	7,502	5,671

Commercial accounts receivable	4,759	6,865	11,180	9,139
Accounts receivable related companies	-	101	157	34
Advances to suppliers and sundry debtors	2,999	1,005	988	2,384
	17,254	15,209	19,827	17,228
Liabilities:				
Promissory notes and bank overdrafts	-	-	-	1
Documents payable	-	764	4,608	3,777
Commercial accounts payable	15,504	17,524	23,250	18,626
Accounts payable related companies	-	364	590	
Accumulated expenses payable and others	-	1,102	1,937	591
Long-term loans	-	-	-	1,684
	15,504	19,754	30,385	25,828

16. CREDIT RISK CONCENTRATION

Financial instruments partially subject to the Company at credit risk concentrations mainly consists of temporary cash investments and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of the credit risk. Credit risk concentrations in regard to commercial accounts receivable are limited due to the great number of clients the Company owns. At June 30, 2004 and at December 31, 2003, 2002 and 2001 the Company does not have significant credit risk concentrations different from those abovementioned.

17. INFORMATION ON OPERATIONS

Export sales at June 30, 2004 and at December 31, 2003, 2002 and 2001 represent approximately 8.79%, 5.8%, and 18% and 13% of the consolidated net sales, respectively. The Company does not have clients that individually represent 10% or more of its earnings.

18. COMPROMISES AND CONTINGENCIES

Deposits and collaterals granted

In order to guarantee obligations owed by affiliate companies, the Company has granted deposits in favor of banking institutions amounting to Bs.688 million.

At December 31, 2002 and 2001 the Company maintains credits with financial institutions amounting to Bs.4,083 million and Bs.4,221, respectively, to guarantee financing of export operations carried out by affiliate companies. These credits are presented enclose with the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Sat date, such bond is limited to the amount of US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At June 30, 2004 the open letters of credits for these concepts amount to Bs.8,935 million (Bs.17,155.2 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before the relevant courts of the country amounting to approximately Bs.7,589 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2003 and 2002 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.56 million and US$1,29 million,

respectively, introduced by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2003, 2002, and 2001 and the interim financial statements for the period ended June 30, 2004.**

(In thousand US$)

		At December 31,		
	6/30/2004	2003	2002	2001
Assets:				
Cash and temporary investments	9,496	7,238	7,502	5,671
Commercial accounts receivable	4,759	6,865	11,180	9,139
Accounts receivable related companies	-	101	157	34
Advances to suppliers and sundry debtors	2,999	1,005	988	2,384
	17,254	15,209	19,827	17,228
Liabilities:				
Promissory notes and bank overdrafts	-	-	-	1
Documents payable	-	764	4,608	3,777
Commercial accounts payable	15,504	17,524	23,250	18,626
Accounts payable related companies	-	364	590	1,149
Accumulated expenses payable and others	-	1,102	1,937	591
Long-term loans	-	-	-	1,684
	15,504	19,754	30,385	25,828

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

Inventory accounts, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, unless the records of depreciation of the fixed assets and the redemptions of the deferred charges and the surplus of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of the adjustments made to the corresponding accounts for difference in the exchange capitalized.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and any adjustment on these have been made for the concept of exchange differences.

d) The exchange types used to convert balances in foreign currency.

Transactions in foreign currency are registered at the exchange rate in effect at the date of operation. The balances in foreign currency have been registered at the following exchange rates:

At closure at December 31, 2001: Bs.758.00*US$

At closure at December 31, 2002: Bs. 1,403.00*US$

At closure at December 31, 2003: Bs. 1,600.00*US$

At closure at June 30, 2004: Bs. 1,920.00*US$

e) The amount of the income or loss for exchange fluctuations.

For the period from 1/1/04 through 6/30/04 and for the years 2003, 2002, and 2001 the exchange income or loss stated in constant currency are the following:

June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Exchange profit 3,243,856	Exchange profit 3,201,429	Exchange loss (4,409,498)	Exchange loss (2,368,361)

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2004 and at December 31, 2003, 2002, and 2001 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which

amount to Bs. 1,039 million, Bs.1,114 million and Bs.1,190 million, and Bs.1,265.4 respectively, net of the accumulated amortization amounting to Bs.269.7 million, Bs.294.3 million, Bs.218,9 million and Bs.212.7 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope of enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Venezuelan Federation of Colleges of Public Accountants are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2002 and 2001 stated in present costs at those dates, were restated in constant bolivars at December 31, 2003 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates

domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/04 and 6/30/04 and for the years 2003, 2002 and 2001 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at June 30, 2004 are the following:

June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
8,598,712	16,485	17,267,168	26,008,901

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been disclosed in prior items.

3.3. Financial relations (restated in constant currency)

INDICATOR	Closure at 6/30/04	Closure at 12/31/03	Closure at 12/31/02	Closure at 12/31/01
AC/ PC	1.88	1.60	1.40	1.98
Efect./ PC	0.32	0.17	0.20	0.25
PC/ Pat.	0.15	0.18	0.21	0.16
PC/ Pat	0.17	0.19	0.24	0.21

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.4. Reports by the Risk Classifying Companies

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

- LETICIA LEVEL Phone 901-2245

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA (signed). I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL (signed). I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17

GENERAL INDEX Page

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2004-

Maximum authorized amount Bs.5,000,000,000.00

Coordinator: [Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Translator's Note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 September 29 PM 4:33. FILE. RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 20, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A.. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDING AT DECEMBER 31, 2003, 2002 AND 2001
STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2003
(Stated in thousand bolivars)

	Updated Capital Stock	Updated Net Balance for Future Capital Increases	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Dividends	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 2000	116,115,407	199,427,221	315,217	11,611,540	-	53,133,598	86,513,640	467,116,623
Updated Equity for Accumulating Effect at the Beginning of the Year for Foreign Subsidiaries (Note 1)	-	-	(126,186)	-		(652,597)	-	(778,783)
INITIAL NET BALANCES	116,115,407	199,427,221	189,031	11,611,540	-	52,481,001	86,513,640	466,337,840
Cash Dividends	-	-	-	-	-	(8,006,241)	-	(8,006,241)
Net Income	-	-	-	-	-	7,781,033	-	7,781,033
Accrued Result from Translation of foreign subsidiaries	-	-	11,032	-	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	(31,634,263)	(31,634,263)
BALANCES AT DECEMBER 31, 2001	116,115,407	199,427,221	200,063	11,611,540	-	52,255,793	54,879,377	434,489,401
Transfer to Updated Net Balance of Retained Dividends (Note 14)	-	(199,427,221)	-	-	199,427,221	-	-	-
Cash Dividends	-	-	-	-	-	(29,409,033)	-	(29,409,033)
Net Income	-	-	-	-	-	2,904,984	-	2,904,984
Accrued Result from Translation of Foreign Subsidiaries	-	-	(108,097)	-	-	-	-	(108,097)
Result from holding non-monetary assets	-	-	-	-			83,838,672	83,838,672
ALANCES AT DECEMBER 31, 2002	116,115,407	-	91,966	11,611,540	199,427,221	25,751,744	138,718,049	491,715,927
Cash Dividends	-	-	-	-	-	(25,227,267)	-	(25,227,267)
Net Income	-	-	-	-	-	22,869,269	-	22,869,269
Accrued Result from Translation of foreign subsidiaries	-	-	(57,627)	-	-	-	-	(57,627)
Result from holding non-monetary assets	-	-	-	-	-	-	(38,937,258)	(38,937,258)
ALANCES AT DECEMBER 31, 2003	116,115,407	-	34,339	11,611,540	199,427,221	23,393,746	99,780,791	450,363,044

e notes to consolidated financial statements

RAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
atement of flow of equity accounts for the six (6) month period ending at June 30, 2004 and
ded at December 31, 2003, 2002 and 2001
nstant currency at June 30, 2004
ands of bolivars)

	Capital stock	Updating Capital stock	Updated net balance for future capital increases	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net updated balance of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
SLY REPORTED AT DECEMBER 31, 2000	22,940,094	105,999,128	221,452,013	350,030	12,893,922	-	59,001,680	96,068,229	518,705,096
or updating equity at the beginning of the year by e 1)	-	-	-	(160,999)	-	-	(832,638)	-	(993,637)
ES	22,940,094	105,999,128	221,452,013	189,031	12,893,922	-	58,169,042	96,068,229	517,711,459
alance	105,999,128	(105,999,128)	-	-	-	-	-	-	-
	-		-	-	-	-	(8,890,452)	-	(8,890,452)
	-		-	-	-	-	8,682,347	-	8,682,347
nslation of foreign subsidiary	-	-	-	11,032	-	-	-	-	11,032
n-monetary assets	-	-	-	-	-	-	-	(35,127,959)	(35,127,959)
MBER 31, 2001	128,939,222	-	221,452,013	200,063	12,893,922	-	57,960,937	60,940,270	482,386,427
	-	-	-	-	-	-	(32,656,941)	-	(32,656,941)
	-	-	-	-	-	-	3,333,919	-	3,333,919
translation from foreign subsidiary	-	-	-	(108,097)	-	-	-	-	(108,097)
-monetary assets	-	-	-	-	-	-	-	93,097,836	93,097,836
MBER 31, 2002	128,939,222	-	221,452,013	91,966	12,893,922	-	28,637,915	154,038,106	546,053,144
ated Net ained Dividends (Note 14)	-	-	(221,452,013)	-	-	221,452,013	-	-	-
s	-	-	-	-	-	-	(28,013,373)	-	(28,013,373)
	-	-	-	-	-	-	25,650,071	-	25,650,071
from Translation of iaries	-	-	-	(57,627)	-	-	-	-	(57,627)
ing non-monetary assets	-	-	-	-			-	(43,237,495)	(43,237,495)
BER 31, 2003	128,939,222	-	-	34,339	12,893,922	221,452,013	26,274,613	110,800,611	500,394,720
	-	-	-	-	-	-	(14,371,339)	-	(14,371,339)
	-	-	-	-	-	-	29,617,444	-	29,617,444
ation of foreign subsidiary	-	-	-	-	-	-	-	-	-
monetary assets	-	-	-	-	-	-	-	29,040,543	29,040,543
2004	128,939,222	-	-	34,339	12,893,922	221,452,013	41,520,718	139,841,154	544,681,368

lated Finantial Statements

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Logotype of MANPA]

PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00)

ISSUANCE 2004-I

The present issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 25, 2003 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 26, 2003 No.61, Volume 61-A-Pro, and approved by the Board of Directors as per Minute No.921 as of September 24, 2004.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

"THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN

REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No.XXX as of XXX 2004 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series. --

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization of FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.oo) is in effect. The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneous or consecutive, which may be in bolivars and any can be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Terms:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

1.5. Extension:

The maturity period shall not be anticipated and shall not follow the expiration date granted by the National Securities and Exchange Commission, pursuant to Article No.2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers.

1.6. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and in the relevant newspaper notices.

1.8. Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10. Secondary Market:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

I.E.E. Mill Division, Sack Conversion Division and F.C.R.R. Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.4. Legal Purpose:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

2.5. Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

For September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as

16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 as a strategy to reduce Costs the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay.

2.6. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its sole competitor is Venepal:

	Year 2003	Year 2002
TISSUE	35.80%	36.90%
BOXES – PACKAGES	92.00%	75.15%
PRINTING – WRITING	94.00%	85.58%

SOURCE: Datos Information Resource and Own Calculations.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars

(Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No.367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested to the Shareholder's Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No.134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A.. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8. Capital Stock Evolution:

Below the capital stock evolution is shown:

				Registry Data		
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to	10/18/94	57	117-A-Pro

			Bs.10 per share			
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities and Exchange Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660. Undistributed profits at 12/31/95 for Bs.3,722,378,380	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

2.9. Main Shareholders.

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Shareholders	Participation
Natscumco	31.50%
Claridge, LTD	15.26%
C.V.V. Caja Venezolana de Valores (*)	3.28%
Milanasa, Corp.	7.38%
Inversiones 85735, LTD	6.32%
Brown Brothers Harriman & Co.	6.10%
Fundación Carlos Delfino	4.38%
Others (**)	25.76%
TOTAL	100.00%

(*) C.V.V. is not a shareholder; the percentage that owns represents the totality of shareholders' sub-accounts.

(**) Individually own less than 2.84%.

2.10. Directors and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 23, 2002.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Director of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Second Vice-President of Corporación Industrial de Energía, C.A.; Director of Cementos Táchira, C.A.; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; Former President of Asociación Venezolana de Productores de Cementos.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD in Industrial Engineering; Executive President and Industrial Corporate Director of Corporación Industrial de Energía C.A.; Director of C.A. Fábrica Nacional de Cementos and Cementos Táchira.

CARLOS H. PAPARONI – Second Vice-President of the Board of Directors

Lawyer; Director of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A. Director of Corporación Industrial de Energía, C.A.

ALICIA PAPARONI M. – Main Director

Pediatrician, Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – Main Director

Industrial Engineer, Plant Manager of Autopartes Nacionales (Autoparna), Director of Corporación Industrial de Energía, C.A.

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Aserradero Venwood C.A., Acting Director of Corporación Industrial de Energía C.A., Former Director of Corporación Forestal Imataca, C.A.

ALFREDO GÓMEZ RUIZ – Main Director

Bachelor of Finance; Ex -President of Banco de Inversión Bancaracas; Former Director of Banco Caracas; Former Advisor of Arrendadora Bancaracas; Former Director of Banco Mercantil, C.A., S.A.C.A.; Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.; Former Director of Sociedad Financiera Mercantil, C.A.; Former Director of Bancaracas Mercado de Capitales; Former Director of Inversora Cibanca; Former Director of the Chamber of Compensations of Options and Futures of Venezuela (CACOFV); Acting Director of Corporación Industrial de Energía, C.A.; Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer; President of the Tax Committee of Venancham; President of Embotelladora de Refrescos Emboca, C.A.; President of Crowley Logistics de Venezuela, C.A.; President of HSAC Logistics, C.A.; President of Fundación Banco Mercantil; Main Director of Banco Mercantil, C.A., S.A.C.A.; Main Director of Servicios Financieros Mecantil, C.A., S.A.C.A.; Main Director of Centro Comercial Judibana; Main Director of C. Hellmund & Cía, S.A.; Main Director of Tapas Corona, S.A.; Main Director of ARS-DMB&B Publicidad; Main Director of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Main Director of Telcel Celular, C.A. and Corporación Industrial de Energía, C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, and former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; Former Director of Corporación Industrial de Energía, C.A.; Manager Director of Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Former President and member of the Board of Directors of Sociedad de Ganaderos de Portuguesa; Former Director of the Sociedad de Ganaderos de Venezuela; Representative of the Centro de Estudios Los Caminos; Director of Arrocera Piedras Blancas, C.A.

Acting Directors:

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Former Director of Cámara de Industriales de Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI – Acting Director

Architect; Former Vice-President of Adriática de Seguros, C.A.; General Manager Director of Constructora Tramontana, C.A.; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Former General Manager of C.A. Fábrica de Papel de Maracay; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación

Industrial de Energía, C.A.; Director of Turboven Company Inc.,; Director of industrial and financial companies.

GUSTAVO PAPARONI S. – Acting Director

Bachelor of Business Adminsitartion, Director of Corporación Industrial de Energía, C.A. S.A.C.A., representaciones Cats 2000, C.a. Constructora Tramontana, C.A. and Grupo Mandarin 18, C.A.

RICARDO DELFINO M – Acting Director

Bachelor of Business Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; First Vice-President of Corporación Industrial de Energía C.A.

FERNANDO MICALE – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Industrial Engineering; General Manager of Soltuca.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

Executive Personnel:

INTERPRETE PÚBLICO JUDITH X. HERNANDEZ MORA 18

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Director of Corporación Industrial de Energía C.A.; Director of Turboven Company Inc.; Former Director of the Industrial Chamber of Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Ex-Vice-President of the National Council of Industry (CONINDUSTRIA); Ex-President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

2.11. Statutory Auditors:

Main Statutory Auditors:

JACOBO COHEN "C. Adm" (sic.) No.12.915

INTERPRETE PUBLICO JUDITH X. HERNANDEZ

CLAUDIA VALENCIA	Certified Public Accountant (CPC) No.35.909

Acting Statutory Auditors:

JACQUELINE SUBERO	"C. Adm" (sic.) No.11.437
ISABEL QUINTERO	Certified Public Accountant (CPC) No.15.197

2.12. External Auditors:

DELOITTE & TOUCHE

2.13. SUBSIDIARY COMPANIES AND AFFILIATES

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber..
Company name:	JC PAPELERAS
Date of incorporation:	February 14, 1995
Date of acquisition:	January 23, 1997
Location:	The main office is in Caracas, Federal District
Capital subscribed:	Bs.2,137,500,000.oo
Capital paid-in:	Bs.2,137,500,000.oo
Participation:	57%
Activity:	Selling and distributing office articles, office items, gifts and hardware store items in general.
Company name:	MANUFACTURAS DE PAPEL DE

CENTROAMERICA, MANPA, S.A.

Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2003, 2002 and 2001.

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2003, 2002 and 2001 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2003, 2002, and 2001 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were carried out in order to state an opinion about the consolidated financial statements restated in constant bolivars, taken as a whole. Pages 25 to 28 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2003, 2002 and 2001 which presentation base differs from that required by the accounting principle generally accepted in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. This supplementary information is the responsibility of the company management. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note attached to such supplementary information.

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10171

C.N.V. No.S-796

Venezuela, February 16, 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003, 2002 AND 2001

IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousands Bs.)

ASSETS	2003	2002	2001
CURRENT ASSETS:			
Cash and cash equivalents (Notes 1, 15 and 16)	13,882,269	19,653,908	16,920,741
Bills and accounts receivable – net (Notes 3, 15 and 16)	54,677,657	56,104,752	52,508,115
Advances to suppliers (Note 15)	2,412,091	3,299,124	2,441,274
Inventory – net (Note 1 and 4)	47,495,606	52,046,924	39,671,827
Expenses paid in advance	795,835	624,777	359,909
Other current assets – net (Notes 1 and 5)	7,374,853	12,601,812	26,934,117
Total Current Assets			
LONG-TERM SPARE PARTS INVENTORY (Note 4)	8,302,703	8,461,834	6,548,664
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	4,417,612	5,651,998	7,558,180
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1 and 7)	397,601,692	449,927,100	373,895,946
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 8)	1,300,969	1,274,813	1,318,538
TOTAL	538,261,287	609,647,042	528,157,311
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts (Note 9)	10,620,000	10,420,905	779,864
Current portion of long-term loans	-	7,783,908	11,947,464
Current portion of obligations and commercial papers (Note 10)	5,460,600	2,541,684	7,822,104
Documents payable (Notes 15 and 18)	1,222,731	8,216,503	4,773,911
Accounts payable (Notes 11 and 15)	41,914,480	63,614,131	38,789,335
Dividends payable (Note 14)	5,178,987	356,281	-
Accumulated expenses payable (Note 15)	7,193,241	7,966,135	5,970,004
Taxes payable (Notes 1 and 12)	7,741,652	2,741,894	140,154
Total current liabilities	79,331,691	103,641,441	70,222,836
LONG-TERM LOANS (Notes 9 and 15)	-	1,906,263	14,015,687
CURRENT OBLIGATIONS ISSUED (Note 10)	-	3,360,233	-
PROVISION FOR SENIORITY (Note 1)	7,207,096	7,898,567	8,027,889
OTHER LIABILITIES AND DEFERRED CREDITS	28,994	57,987	421,596
DEFERRED INCOME TAX			
Total liabilities	86,567,781	116,864,491	92,688,008
MINORITY INTERESTS (Note 1)	1,330,432	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 14)	450,363,074	491,715,957	434,489,401
TOTAL	538,261,287	609,647,042	528,157,311

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002 AND 2001 IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars, except net income per share)

	2003	2002	2001
NET SALES (Note 17)	311,371,851	259,705,157	256,316,696
SALES COSTS	203,871,781	179,569,473	167,221,138
GROSS INCOME	107,500,070	80,135,684	89,095,558
SALES EXPENSES	25,052,310	32,118,371	35,715,877
ADMINISTRATIVE EXPENSES AND OVERHEADS	12,156,666	15,282,753	17,487,725
	37,208,976	47,401,124	53,203,602
OPERATING INCOME	70,291,094	32,734,560	35,891,956
OTHER INCOME (DISBURSEMENTS):			
Provision for investments	(3,508,095)	(5,532,611)	(9,012,859)
Loss in temporary investment	(23,083,167)	-	-
Net loss in hedge agreement in foreign currency	(365,888)	-	-
Income from selling assets	108,538	38,055	-
Bank debit tax	(4,032,729)	(2,359,296)	-
Others-net	(5,193,433)	(3,028,678)	(4,556,089)
	(36,074,774)	(10,882,530)	(18,270,146)
INTEGRAL FINANCING INCOME (COST):			
Interests expenses	(5,240,854)	(10,824,940)	(10,413,823)
Interests on temporary investments	394,539	572,967	1,140,387
Exchange differences – net	2,883,226	(3,970,946)	(2,144,247)
Monetary earnings of the fiscal year (REME) (Notes 1and 2)	3,466,880	2,788,983	5,867,578
	1,503,791	(11,433,936)	(5,550,105)
PROFITS BEFORE INCOME TAX	35,720,111	10,418,094	12,071,705
TAX PROVISION (Note 12):			
Income tax	9,228,222	3,636,255	3,870,341
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARIES AND AFFILIATES	26,491,889	6,781,839	8,201,364
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(3,358,782)	(3,790,163)	(402,257)
INCOME BEFORE MINORITY INTERESTS	23,133,107	2,991,676	7,799,107
MINORITY INTERESTS	(263,838)	(86,692)	(18,074)
NET INCOME	22,869,269	2,904,984	7,781,033
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	9.97	1.27	3.39

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2003, 2002 and 2001 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002, AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars)

	2003	2002	2001
OPERATING ACTIVITIES:			
Net earnings	22,869,269	2,904,984	7,781,033
Adjustments to conciliate the net income with the cash provided for the operating activities:			
Participation of minority shareholders, net	263,838	86,692	18,074
Participation in results from affiliates and subsidiaries	3,358,782	3,790,163	402,257
Income from selling assets	(108,538)	(38,055)	(187,717)
Removal and use of equipment and industrial parts	1,501,670	1,697,678	2,147,815
Provision for inventory	3,508,095	6,830,908	
Amortization of excess of cost on book value of shares from affiliates	691,407	1,580,994	691,406
Exchange differences in documents payable	-	1,700,003	-
Monetary results from the fiscal year (REME) (Note 2)	(3,466,880)	(2,788,983)	(5,867,578)
Depreciation	14,846,107	15,549,843	23,422,153
Amortization of deferred charges	75,466	34,143	75,560
Changes in assets and operating liabilities (Note 2)	(10,595,082)	4,173,011	(9,048,047)
Provision for seniority benefits, net	1,239,841	1,827,429	2,138,428
Net cash provided for operating activities	34,183,975	37,348,810	21,573,384
INVESTMENT ACTIVITIES:			
Sale of net assets forest project	-	-	29,848,434
Purchasing of property, plant and equipment	(2,869,873)	(4,321,197)	(3,556,199)
Sale of property and equipment	599,705	401,141	29,577
(increase) reduction in deferred charges and other assets	(101,622)	-	98,241
Net cash used In investment activities	(32,443,524)	(27,285,439)	(57,649,593)
FINANCING ACTIVITIES:			
Increase (reduction) in promissory notes and bank overdrafts	3,025,000	10,085,736	(5,863,898)
Reduction of long-term loans	(9,531,250)	(11,405,909)	(22,618,895)
Increase (reduction) of outstanding obligations issued	1,020,625	(67,045)	(8,788,649)

(Increase) reduction in documents payable	(6,553,338)	3,154,501	(12,371,910)
Cash dividends	(20,404,561)	(29,052,722)	(8,006,241)
Net cash used by financing activities	(32,443,524)	(27,285,439)	(57,649,593)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(5,140,300)	(3,049,148)	4,368,875)
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	(5,771,639)	2,733,167	(5,287,281)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF TERM	19,653,908	16,920,741	22,208,022
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	13,882,269	19,653,908	16,920,741

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002 AND 2001

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and

INTERPRETE PUBLICO

the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, whereas for the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10) only in regard to inventories (see notes 1d and 1g). The methodology set forth by the National Securities and Exchange Commission differs from that established by the Federation of Colleges of Public Accountants in Venezuela in the sense that this latter set forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2003, 2002 and 2001 are presented in values of less than Bs.4,464 million, Bs.8,008 million and Bs.3,248 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate the financial statements from affiliates abroad, which are an integral part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which establish that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that

INTERPRETE PUBLICO

established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of foreign affiliates, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial shareholder's equity of the Company for the year ended at December 31, 20032. This effect amounts to approximately Bs.216 million.

c. *Consolidation* – The consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

At December 31, 2003, 2002 and 2001 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed (see Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists

of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) , used in the metropolitan area of Caracas and published by Banco Central de Venezuela was utilized.

For the purposes of comparability, the consolidated financial statements and the 2002 and 2001 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2003 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From the year 2002, the DPC-10 Revised set forth that only the mix method shall apply to inventories with seniority over six months. At December 31, 2003 and 2002 the average seniority of Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs.234,709 million, Bs.269,186 million and Bs.176,406 million product of the incorporation of the current values of inventories and property, plant and equipment in 2003, 2002 and 2001, respectively, and likewise the current values of inventories in 2001, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.134,929 million, Bs.130,468 million and Bs.121,527 million at December 31, 2003, 2002 and 2001, respectively.

Monetary items of the general statement at December 31, 2003 are presented at its par value since they indicate the purchase power of the monetary unit at that date. Non-monetary items such as: inventories, investments, capital stock, retained earnings and other non-monetary items different from property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, at end and average for the years ended at December 31 are the following:

	2003	2002	2001
At the beginning of the year	303,469	231.275	205.977
At the end of the year	385,661	303.469	231.275
Average for the year	352,148	268.630	219.409
Inflation of the year	27.08%	31.21%	12.28%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* –Permanent investments in affiliates where there is participation between 20% and 50% and the investment in the affiliates 100% owned Valores y Acciones 1003, C.A. (established in 2003) and Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are

presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –Inventories have been stated at cost adjusted for the effects of inflation, as determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2002 and 2001 were stated in constant bolivars as of December 31, 2003 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities.

The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2002 and 2001 stated in regular costs at those dates were restated in constant bolivars at December 31, 2003 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long*-term *Assets* – The Company evaluates the book value of its long-term assets when events or changes in the circumstances indicate that such value may be recovered. Calculation of the wearing out of the value of assets is based on the comparison between the book value and the reasonable value of such books. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of the future flows estimated in cash. For those assets expected to be sold or withdrawn in the near future, the reasonable value is equivalent to its net value of realization.

n. *Reasonable value of financial instruments* – Book values reported in the general statements for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accumulations and other short-term liabilities, are approximate to their reasonable values due to the short-term maturities of such financial instruments. Consequently, these items have been excluded from the revelations of the reasonable value in the notes to these consolidated financial statements.

o. Recognition of income – Income from selling Company manufactured products are registered on a cumulative base when the property rights on them are transferred.

p. *Use of estimations to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2002 and 2001 have been reclassified for comparison purposes against those of the years ended at December 31, 2003.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result of the fiscal year (REME) for the years ended at December 31 comprises the following (in thousand bolivars):

	2002	2002	2000
Monetary position at the beginning of the year	(36,538,517)	(14,789,095)	(83,256,408)
Increase for the year	329,820,314	273,447,824	373,848,751
Reduction for the year	(312,277,007)	(292,408,291)	(299,513,860)
Estimated monetary position for the year	(18,995,210)	(33,749,534)	(8,921,517)
Less – real monetary position at the end of the year	(22,462,090)	(36,538,517)	(14,789,095)
	(3,466,880)	(2,788,983)	(5,867,578)

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2002	2001	2000
(Increase) reduction:			
Bills and accounts receivable	(11,125,635)	(18,070,962)	189,156
Advances to suppliers	209,134	(1,616,164)	(1,262,581)
Inventories	3,814,351	(15,447,321)	(3,310,203)
Expenses paid in advance	(300,075)	(355,672)	8,042
Increase (reduction):			

Accounts payable	(11,169,532)	34,536,632	(5,180,211)
Accumulated expenses payable	1,349,405	2,823,909	910,037
Taxes payable	6,656,263	(416,455)	(295,756)
Other liabilities and deferred credits	(28,993)	2,719,044	(106,531)
	(10,595,082)	4,173,011	(9,048,047)

For the years ended at December 31 the detail of the monetary result of the fiscal year, used per activity is as follows (in thousand bolivars):

	2003	2002	2001
Operating	3,719,978	(2,654,520)	(11,910,072)
Of investments	-	(84,166)	-
Of financing	4,887,202	8,576,817	13,408,775
Of cash	(5,140,300)	(3,049,148)	4,368,875
	3,466,880	2,788,983	5,867,578

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2003	2002	2001
Interests	5,339,692	9,749,030	9,765,545
Taxes	3,679,882	3,501,592	1,703,274

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2003	2002	2001
Commercial	50,130,904	51,996,489	48,580,347
Related companies (Note 13)	397,749	463,972	163,219
Employees	3,538,533	3,198,223	3,270,861
Sundry debtors	815,446	1,649,378	1,284,586
Guarantee deposits	1,600,000	-	-
	56,482,632	57,308,062	53,299,013

Less – provision for doubtful accounts	1,804,975	1,203,310	790,898
	54,677,657	56,104,752	52,508,115

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2003	2002	2001
Finished products	16,031,296	23,238,760	18,018,344
Products in-process	253,921	118,402	474,297
Raw materials	15,361,456	12,555,354	9,498,831
Spare parts	6,502,356	8,215,572	9,569,022
In-transit inventory	10,618,736	8,399,629	3,133,474
	48,767,765	52,527,717	40,693,968
Less – provision for obsolescence	1,272,159	480,793	1,022,141
	47,495,606	52,046,924	39,671,827

During the years ended at December 31, 2003, 2002 and 2001 the Company decided to present certain inventories to be used in a period of more than one (1) year, as long-term spare part inventory.

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2003	2002	2001
Net assets of affiliates in process of disposal:					
Valores y Acciones 1003, C.A.	(A)	100	32,762,799		
Inmuebles 310350, C.A.	(B)	100	-	35,091,046	42,592,443
Other investments registered at cost:					
Others			226,926	226,926	226,926
Less – provision for investment			25,614,872	22,716,160	15,885,252

7,374,853	12,601,812	26,934,117

(A) A subsidiary established in the year 2003, mainly with contributions of shares that the Company owned in Inmuebles 310350, C.A. At the date of issuing these consolidated financial statements the Company is evaluating the terms under which this investment will be disposed.

(B) A subsidiary established in the year 2000, mainly with property contributions by the Company. During the year 2001, the Company contributed with the majority of its investments in shares registered at cost, certain accounts receivable and one option on credits to reduce emissions to be obtained from forest plantations sold in the year 2001. At December 31, 2003, 2002 and 2001 this affiliate owned property amounting to Bs.15,569 million presented at fast-selling value according to reports by independent expert appraisers as of August 2002, investment in shares and the option on credits for reduction of emissions amounting to Bs.17,193 million. Property of this affiliate is guaranteeing contingent obligations up to US$3 million (Bs.4,800 million).

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2003	2002	2001
Investment registered as per the method of equity participation and excess paid on book value:					
Simco Recycling Corp. Inc.	(A)	50	4,417,612	5,277,002	7,178,273
Other investments registered at cost:					
Losani, S.A.	(B)	40	-	46,026	47,837
Panamericana de Licencias, S.A.	(B)	40	-	76,599	79,699
Inversiones Inmobiliarias			-	252,371	252,371
			-	374,996	379,907
			4,417,612	5,651,998	7,558,180

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2003	2002	2001
Current assets	1,452	1,320	1,096
Total assets	2,161	2,194	2,073
Current liabilities	2,399	2,339	2,024
Shareholders' equity (deficit)	(723)	(585)	(238)
Total liabilities and shareholders' equity	2,161	2,194	2,073
Loss net	(137)	(374)	(1,374)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.13,837 million (Bs.1,615 million in historical values), which is repaid as per the provisions set forth by the accounting principles. The Company periodically evaluates the realization in excess paid during the acquisition of the subsidiary with the expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are presented at cost. During the year ended at December 31, 2001 the Company sold its participation in these companies.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2003	2002	2001
Buildings	10 to 30	48,530,293	49,007,104	46,956,973
Machinery and equipment	7 to 20	360,308,570	393,105,475	373,928,899
Automotive vehicles	3 to 6	3,505,732	3,535,931	5,239,476
Furniture, fittings and others	5	21,724,763	21,210,316	21,435,030
		434,069,358	466,858,826	447,560,378
Less – accumulated depreciation		50,037,162	35,787,600	91,502,564
		384,032,196	431,071,226	356,057,814
Land lots		13,007,757	13,208,016	13,986,191
Constructions in progress		561,739	5,647,858	3,851,941

397,601,692	449,927,100	373,895,946

Property values, plant and equipment at December 31, 2003, 2002 and 2001 have been determined according to the reports by independent valuating experts as of August 2002 and September 1998 (year 2001), respectively. For the year ended at December 31, 2002 inclusion of the new appraisal resulted in an increase in property, plant and equipment and in the result for holding non-monetary assets of Bs.88,694 million.

At December 31, 2003, 2002, and 2001 expenses of repair and maintenance of property, plant and equipment amounted to Bs.11,316 million, Bs.18,985 million and Bs.17,567 million, respectively.

At December 31, 2003, 2002 and 2001 the portion of the interest rate exceeding inflation, capitalized in property, plant and equipment amounted to Bs.693 million, Bs.869 million and Bs.1,045 million, respectively, net of accumulated amortization

During 2003, 2002 and 2001 the Company did not carry out investment projects requiring capitalization of interests.

At December 31, 2003 the assets fully depreciated incorporated to the production process amounted to Bs.250,470 million (at updated valuating values).

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2003, 2002 and 2001 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,114 million, Bs.1,190 million and Bs.1,265.4 million, respectively, net accumulated amortization for Bs.294.3 million, Bs.218.9 million and Bs.212.7 million, respectively, which are repaid in a period of twenty (20) years.

9. LOANS, PROMISSORY NOTES AND BANK OVERDRAFTS

At December 31, 2003, 2002 and 2001 bank promissory notes correspond to credit and bank obligations represented by promissory notes and short-term loans.

Average interest rates arising from the loans obtained from local banks went from 15.75% and 37.25% for the year 2003, 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001. Interests rates from loans obtained from foreign banks went from 8.44% and 11.3% for the year 2001.

10. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2003 the outstanding obligations issued are as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004, with interests at variable rates payable on a monthly basis.	2,657,100
b. Commercial papers, with maturity at February 26, 2004, with annual yielding of 13.50%	2,803,500
	5,460,600
Less – current portion	5,460,600
	-

During the year ended at December 31, 2003 and 2002, issuances of commercial papers earned discounts when placed for Bs.348 million and Bs.174 million, respectively.

11.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2003	2002	2001
Commercial	35,396,129	54,897,874	33,359,042
Related companies (Note 13)	5,362,823	6,916,048	3,404,188
Others	1,155,528	1,800,209	2,026,105
	41,914,480	63,614,131	38,789,335

12. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2003	2002	2001
Yearly income tax – estimated	9,898,269	3,922,633	4,933,241
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(670,047)	(286,378)	(1,062,900)
	9,228,222	3,636,255	3,870,341

For the years ended at December 31, 2003, 2002 and 2001 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices corresponding to the year 2003, required to document the aforementioned transactions abroad.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth from January 1, 2001, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2003 the Company and its subsidiaries do not hold transferable credits of business assets tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the years 2003, 2002 and 2001 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2003	2002	2001
Inventory sales	228,642	336,773	3,577,419
Inventory purchases	10,022,150	14,369,411	10,437,421
Power purchases	13,655,880	16,208,319	9,179,288

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2003	2002	2001
Short-term accounts receivable			
J.C. Papeleras, C.A.	218,312	192,475	96,306
Agroindustrial Mandioca, C.A.	95,545	-	25,957
Corporación Industrial de Energía, C.A.	81,212	270,175	26,732
Turboven Maracay Company Inc. Sucursal	1,640	-	-
Agropecuaria Mandioca, C.A.	1,040	1,322	1,733
Turboven Cagua Company Inc.	-	-	7,104
Turbogeneradores de Venezuela, C.A.	-	-	5,387
	397,749	463,972	163,219
Short-term accounts payable			
Turbogeneradores Maracay, C.A.	2,711,096	4,108,158	799,735
Inmuebles 310350, C.A.	1,639,374	1,086,237	119,599
Simco Recycling Corp. Inc.	582,820	516,630	192,199
Seinforca, C.A.	362,857	500,839	310,366
Turboven Maracay Company Inc.	48,016	157,976	722,693
Turboven Cagua Company Inc.	18,660	5,958	-

Losani, S.A.	-	535,003	1,259,596
Agroindustrial Mandioca, C.A.	-	5,247	-
	5,362,823	6,916,048	3,404,188

14. SHAREHOLDER'S EQUITY

Capital stock

The updated capital stock of the Company is made of 2,294,009,424 registered common shares and Bs.93,175,313 of updating capital stock..

The legal capital stock of the Company is made of 2,294,009,424 common shares of Bs.10 each, fully subscribed and paid-in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments, resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of its subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

At December 31, 2002 and 2001 the shareholder's equity amounted to Bs.11,529 million of legal reserve of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120. As of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs. 11,470,047,120.

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs. 4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs. 11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At December 31, 2003, 2002 and 2001 the undistributed retained earnings include Bs.(9,070) million, Bs.(3,288) million and Bs.5,759 million of accumulated retained earnings (deficit) from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.27,887 million and Bs.32,464 million at December 31, 2003, Bs.5,623 million and Bs.29,040 million at December 31, 2002 and Bs.16,232 million and Bs.46,486 million at December 31, 2001, respectively.

At December 31, 2003, 2002 and 2001 the net income includes Bs.9,046 million and Bs.3,615 million and Bs.3,431 million of income tax expenses of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1, 2, 3, 4 and 5 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.
b) The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.
c) The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.
d) The regime to acquire the local currency of securities issued by the Republic in foreign currency is regulated as well as the special regime applicable to the financing programs developed by the Banco de Comercio Exterior (BANCOEX).
e) Operations subject to the regime included in the Foreign Exchange Agreement No.1 and kept through the payment agreement and reciprocal credits among central banks of the countries members of the Latin American Association of Integration (ALADI).

Then, as of February 6, 2004 the National Executive and the Venezuelan Central Bank amended Exchange Agreement No.2 establishing the exchange rate to Bs.1,915.20/ US$1.00 for the purchase and Bs.1,920/US$1.00 for the sell. Likewise, the Agreement sets forth liquidation at the exchange rate established in the previous Agreement, for

some foreign exchange purchase and sale operations pending liquidation, and some in transit operations by exchange operators.

According to the provision of such regime, the President of the Republic, in Council of Ministers, will approve the general guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to the availability of foreign currency that will be established to apply the foreign exchange agreement. In addition, such regime sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations in regard to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary formalities to acquire foreign currency to pay its obligations in foreign currency. At the date of issuing the report, the Company has requested the balance of the foreign debt in foreign currency at January 22, 2003. Likewise, the Company has requested foreign currency for the concept of imports and/or debt transitorily amounting to US$13,228 million, US$9,737 million out of which has obtained approval, and the Company has requested foreign currency for the concept of import amounting to US$12,471 million, US$7,439 million out of which has obtained approval.

At the date of this report, obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend: (1) on the approval of registries and requests made before the relevant institutions; (2) of the availability of foreign currency that will be established in the application of the regulations aforementioned; and (3) of the Company shares to acquire the necessary foreign currency not requested before the relevant institutions, or of those request that are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2003, 2002 and 2001 (including those from the affiliates abroad) are described, registered in bolivars at the exchange rate of Bs.1,600, Bs.1,403.00 and Bs.758 per US$1.oo,

respectively, pursuant to the exchange control and the free currency exchange market, respectively (in thousand US dollars):

	(In thousand US$)		
	2002	2001	2000
Assets:			
Cash and temporary investments	7,238	7,502	5,671
Commercial accounts receivable	6,865	11,180	9,139
Accounts receivable related companies	101	157	34
Advances to suppliers and sundry debtors	1,005	988	2,384
	15,209	19,827	17,228
Liabilities:			
Promissory notes and bank overdrafts	-	-	1
Documents payable	764	4,608	3,777
Commercial accounts payable	17,524	23,250	18,626
Accounts payable related companies	364	590	1,149
Accumulated expenses payable and others	1,102	1,937	591
Long-term loans	-	-	1,684
	19,754	30,385	25,828

16. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2003, 2002 and 2001 the Company does not have significant credit risk concentrations different from those indicated above.

17. INFORMATION ABOUT OPERATIONS

INTERPRETE PUBLICO

Export sales at December 31, 2003, 2002 and 2001 represent approximately 5.8%, 18% and 13% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

18. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$1,000,000 and at April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2003 the open letters of credits for these concepts amount to US$1,969 million (Bs.3,150.6 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before the relevant courts of the country amounting to approximately Bs.7,031 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2003, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.5 million and US$1,8 million (years

2002 and 2001), respectively, presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements. As of December 19, 2003 the Company obtained a favorable sentence by the Supreme Tribunal of Justice in regard to the resources to reimburse foreign exchange to the Venezuelan Central Bank amounting to US$1,3 million introduced by the Treasury (currently the Ministry of Finance).

19. FURTHER EVENTS

Cash dividends (stated in historical values at the date of operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.6.00 per share, for a total of Bs.13,764,056,544.

3.2. Non-audited consolidated financial statements (interim) at June 30, 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, JUNE 30, 2004 AND DECEMBER 31, 2003, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT JUNE 30,2004

(Stated in thousand Bs.)

	June		December	
ASSETS	2004	2003	2002	2001
CURRENT ASSETS:				
Cash (Notes 1,15 and 16)	26,349,650	15,266,834	23,142,280	19,588,852
Bills and accounts receivable – net (Notes 3, 15 and 16)	64,246,999	61,581,726	61,456,583	57,838,104
Advances to suppliers (Note 15)	7,970,834	2,678,480	3,663,480	2,710,889
Inventory – net (Notes 1 and 4)	44,102,429	52,131,719	57,312,514	43,694,736
Expenses paid in advance	4,351,349	860,151	681,572	394,713
Other current assets – net (Notes 1 and 5)	9,097,250	8,189,334	13,993,559	29,908,727
Total Current Assets	156,118,511	140,708,244	160,249,988	154,136,021
LONG-TERM SPARE PARTS INVENTORY (Note 4)	9,666,044	9,219,656	9,396,362	7,271,900
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	5,273,328	4,969,375	6,307,989	8,388,776
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1 and 7)	465,893,896	441,389,693	499,425,132	414,982,261
DEFERRED CHARGES AND OTHERS ASSETS (Notes 1 and 8)	1,448,016	1,300,969	1,274,834	1,321,193

TOTAL	638,399,795	597,587,937	676,654,305	586,100,151
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Promissory notes and bank overdrafts (Notes 9 and 15)	14,827,000	11,792,875	11,571,792	865,993
Current portion of long-term loans (Note 9)	-	-	8,643,564	13,266,944
Current portion of current obligations issued (Note 10)	2,657,100	6,063,670	2,822,388	8,685,979
Documents payable (Notes 15 and 18)	-	1,357,770	9,123,936	5,301,143
Accounts payable (Notes 13 and 17)	48,338,156	46,413,273	71,242,963	42,972,899
Dividends payable	504,985	5,750,956	395,629	-
Accumulated expenses payable (Note 15)	8,269,749	7,968,376	8,140,447	6,609,501
Taxes payable (Notes 1 and 12)	8,253,952	8,480,619	2,910,442	85,132
Total current liabilities	82,850,942	87,827,539	114,851,161	77,787,591
LONG-TERM LOANS (Note 9)	-	-	2,116,791	15,563,583
CURRENT OBLIGATIONS ISSUED (Note 10)	-	-	3,731,338	-
PROVISION FOR SEVERANCE BENEFITS (Note 1)	8,959,032	8,003,049	8,770,886	8,914,491
OTHER LIABILITIES AND DEFERRED CREDITS	28,976	32,196	64,391	468,157
Total liabilities	91,838,950	95,862,784	129,534,567	102,733,822
MINORITY INTERESTS	1,879,477	1,330,433	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement (Notes 1 and 14)	544,681,368	500,394,720	546,053,144	482,386,427
TOTAL	638,399,795	597,587,937	676,654,305	586,100,151

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE SIX-MONTH (6) PERIOD ENDED AT JUNE 30, 2004 AND FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002 AND 2001 RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2004

(Stated in thousand bolivars, except net income per share)

	June		December	
	2004	2003	2002	2001
NET SALES (Note 17)	203,344,703	343,780,070	286,565,130	283,413,031
SALES COSTS	129,303,914	224,559,968	197,898,227	184,749,057
GROSS INCOME	74,040,789	119,220,102	88,666,903	98,663,974
SALES EXPENSES	19,872,352	27,613,376	35,454,065	39,555,267
ADMINISTRATIVE EXPENSES AND OVERHEADS	7,307,383	13,377,272	16,876,051	19,386,910
	27,179,735	40,990,648	52,330,116	58,942,177

OPERATING INCOME	46,861,054	78,229,454	36,336,787	39,721,797
OTHER INCOME (DISBURSEMENTS):				
Result from investments, net	-	(3,895,530)	(6,143,634)	(10,008,241)
Loss from temporary investments	(5,917,469)	(25,632,478)	-	(5,220,400
Net loss from hedge contracts in foreign currency	-	(406,297)	-	-
Earnings from selling assets	44,455	108,613	42,258	-
Bank debit tax	(1,504,571)	(4,478,105)	(2,619,856)	-
Others-net	11,377,291	(5,734,678)	(3,278,017)	(4,985,388)
	3,999,706	(40,038,475)	(11,999,249)	(20,214,029)
INTEGRAL FINANCING INCOME (COST):				
Interests expenses	(1,602,241)	(5,819,379)	(12,020,449)	(11,563,605)
Interests on temporary investments	104,698	438,112	636,959	1,266,331
Exchange differences – net	3,243,856	3,201,429	(4,409,498)	(2,368,361)
Monetary earnings (Notes 1 and 2)	(570,800)	3,849,761	3,097,001	6,515,600
	1,175,513	1,699,923	(12,695,987)	(6150,035)
INCOME BEFORE TAXES	52,036,273	39,860,902	11,641,551	13,357,733
TAX PROVISION (Note 12):				
Income tax	9,410,401	10,229,456	4,035,623	4,265,713
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	42,625,872	29,631,446	7,605,928	9,092,020
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(12,459,384)	(3,717,536)	(4,185,317)	(391,599)
INCOME BEFORE MINORITY INTERESTS	30,166,488	25,913,910	3,420,611	8,700,421
MINORITY INTERESTS	(549,044)	(263,839)	(86,692)	(18,074)
NET INCOME	29,617,444	25,650,071	3,333,919	8,682,347
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	12.91	11.18	1.45	3.78

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2004 AND FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002, AND 2001.

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2004

(Stated in thousand Bs.)

	June		December	
	2004	2003	2002	2001
OPERATING ACTIVITIES:				
Net earnings	29,617,444	25,650,071	3,333,919	8,682,347
Adjustments to conciliate the net income with the cash provided by the operating activities:	549,044	263,839	86,692	18,074
Participation minority shareholders, net	1,314,575	3,717,536	4,185,317	391,599
Participation in results from affiliates	(2,590,465)	3,895,530	7,585,313	(208,448)

Loss from investments, net	(44,455)	(108,613)	(42,258)	
Profits from selling assets	142,604	1,667,515	1,885,169	2,385,021
Removal and use of equipment and industrial parts	-	1,667,515	1,885,169	2,385,021
Amortization of excess of cost on book value of shares from affiliates	570,800	767,766	1,755,143	767,765
Monetary earnings	8,598,712	(3,849,761)	(3,097,001)	(6,515,600)
Depreciation	-	16,485,715	17,267,168	26,008,901
Amortization of deferred charges	-	75,466	46,359	75,560
Exchange difference in documents payable	-	-	1,887,751	-
Provision for costs of forest projects	-	-	-	-
Changes in operating assets and liabilities (Note 2)	(2,582,816)	(11,672,089)	4,579,916	(11,272,473)
Provision for severance benefits, net of payments	955,983	1,206,234	2,233,521	2,374,596
Net cash provided for operating activities	36,531,426	38,099,209	41,707,009	22,707,342
INVESTMENT ACTIVITIES:				
Sales of net assets forest project	-	-	-	33,145,550
Reduction in deferred charge and other assets	(147,047)	(101,601)	-	55,891
Purchasing of property, plant and equipment	(4,905,813)	(3,540,715)	(4,250,118)	(3,948,947)
Sale of property and equipment	951,776	665,937	42,258	37,737
Net cash provided for (used in) investment activities	(4,101,084)	(2,976,379)	(4,207,860)	29,290,231
FINANCING ACTIVITIES:				
Increase (reduction) in promissory notes and bank overdrafts	3,034,124	2,710,400	11,521,167	(6,510,960)
Reduction of long-term loans	-	(9,683,750)	(12,665,581)	(25,114,821)
Reduction of outstanding obligations issued	(406,570)	914,480	(74,450)	(9,758,449)
Increase (reduction) in documents payable	(1,357,770)	(6,658,191)	3,855,495	(13,737,112)
Cash dividends	(19,617,310)	(22,658,046)	(32,261,312)	(8,890,452)
Net cash used in financing activities	(21,347,526)	(35,375,107)	(29,624,681)	(64,011,794)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	-	(7,875,446)	(4,321,040)	6,942,323
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	11,082,816	(7,875,446)	3,553,428	(5,071,898)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE TERM	15,266,834	23,142,280	19,588,852	24,660,750
CASH AND CASH EQUIVALENTS AT THE END OF THE TERM	26,349,650	15,266,834	23,142,280	19,588,852

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2004 and the years ended at December 31, 2003, 2002,and 2001, restated in constant bolivars at June 30, 2004]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

STATEMENTS OF PRODUCTION AND SALES COSTS

FOR THE LAST 3 FISCAL YEARS AND THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2004

STATED IN THOUSAND CONSTANT BOLIVARS AT JUNE 30, 2004

	6 MONTH ENDED AT JUNE 30, 2004	YEAR ENDED AT DECEMBER 31, 2003	YEAR ENDED AT DECEMBER 31, 2002	YEAR ENDED AT DECEMBER 31, 2001
DIRECT LABOR FORCE	7,295,280	15,268,07	20,069,342	22,315,679
USED MATERIAL:				
INITIAL INVENTORY	43,837,970	41,254,629	30,790,121	39,470,968
ACQUIRED RAW MATERIAL	82,390,675	144,828,454	117,997,778	78,540,462
FINAL INVENTORIES	(36,782,986)	(43,837,970)	(41,254,629)	(30,790,121)
	89,445,659	142,245,113	107,533,270	87,221,309
INDIRECT EXPENSES:				
INDIRECT LABOR FORCE	2,222,855	4,596,188	6,996,529	8,446,488
MATERIALS AND SPARE PARTS	7,137,243	12,369,263	16,087,431	15,351,003
DEPRECIATION	7,824,828	12,844,315	19,346,917	21,736,251
ENERGY AND FUEL	8,344,924	17,783,375	20,493,082	16,321,869
OTHER MANUFACTURING EXPENSES	6,505,207	11,512,797	12,649,388	10,895,575
	32,035,057	32,035,057	75,573,347	72,751,186
TOTAL PRODUCTION COST	128,775,996	216,619,126	203,175,959	182,288,174
IN-PROCESS AND FINISHED PRODUCTS				
INITIAL INVENTORY	17,513,405	25,454,247	20,176,515	22,637,398
FINAL INVENTORY	(16,985,487)	(17,513,405)	(25,454,247)	(20,176,515)
TOTAL SALES COST	129,303,914	224,559,968	197,898,227	184,749,057

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2004 AND FOR THE YEARS ENDED AT DECEMBER 31, 2003, 2002, AND 2001.

(STATED IN CONSTANT BOLIVARS AT JUNE 30, 2004)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial

statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, up to the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values that have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. In the year 2002, the Company subject to the provisions of the Declaration of Accounting Principles No. 10 Revised (DPC-10 Revised) only in regard to inventories (see also Notes 1d and 1g). The methodology established by the National Securities and Exchange Commission differs from that established by the Federation of Venezuelan College of Public Accountants since this latter sets forth that such values should be repaid in the results by realizing the result for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the depreciation expenses in the period of six (6) months ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 be presented in values inferior to Bs.2,097 million, Bs.4,957 million, Bs.8,892 million and Bs.3,606 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in

the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange at the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company; for the year ended at June 30, 2004. This effect amounts to approximately Bs.993 million.

c. *Consolidation* – The consolidated financial statements of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

At June 20, 2004 and December 31, 2003, 2002 and 2001 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities and Exchange Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) used in the metropolitan area of Caracas, published by the Venezuelan Central Bank, was used.

From 2002, the DPC-10 Revised sets forth that the mixed method will only apply for inventories with seniority higher to six months. At June 30, 2004 and at December 31, 2003, 2002 and 2001 the average seniority of the Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs.291,769 million in June 2004 (Bs.260,630 million in 2003, Bs.344,812 million in 2002 and Bs.225,965 million in 2001) product of the incorporation of the current values of property, plant and equipment in the years 2004, 2003, 2002 and 2001 and likewise, the current inventory values in the year 2001 less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.151,928 million, Bs.149,831 million, Bs.167,122 million

and Bs.155,668 million at June 30, 2004 and at December 31, 2203, 2002 and 2001, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The consolidated financial statements at June 30, 2004 and December 31, 2003, 2002 and 2001 were restated by applying the variation of the Consumer Price Index (CPI) until June 30, 2004 except for the financial statements of affiliates domiciled abroad which were converted to bolivars following the methodology indicated in 1c. Therefore, these latter do not include the effects for inflation in the Venezuelan economy.

The Consumer Price Indexes at the beginning, end and average for the six-month period ended at June 30, 2004 and the years ended at December 31, 2003, 2002 and 2001 are the following:

		At December 31,		
	6-30-2004	2003	2002	2001
At the beginning of the year	385,661	303,469	231,275	205,977
At the end of the year	428,254	385,661	303,469	231,275
Average for the year	411,890	352,148	268,630	219,409
Inflation of the year	11.04%	27.08%	31.21%	12.26%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is participation between 20% and 50% and the investment in affiliates 100% owned by Valores y Acciones 1003, C.A. (established in 2003) and Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of their acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at June 30, 2004 and December 31, 2003 and 2002 have been presented at cost adjusted for inflation, determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2001 are stated in present costs at that date. Inventories of affiliates domiciles abroad are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment of affiliates domiciled abroad are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the Consumer Price Index (CPI).

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the

dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long-term assets* – The Company assesses the book value of its long-term assets when events or changes in the circumstances indicate that such value may not be recovered. The calculation of the deterioration in the book value is based on the comparison between the book value and the reasonable value of such assets. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of future cash flows estimated. For those assets expected to be sold or withdrawn in the near future, the reasonable value is equivalent to its net value of realization.

n. *Reasonable value of financial instruments* – Book values reported in the balance sheets for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accruals and other short-term liabilities are approximated to their reasonable values due to the short-term maturity of such financial instruments. Consequently, these items have been excluded from the revelations of reasonable values in the notes to these consolidated financial statements.

o. *Recognition of income* – Income from sales of Company manufactured products are registered on a cumulative base when the property rights on these are transferred.

p. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2001 and 2002 have been reclassified for comparison purposes against those of the years ended at December 31, 2003.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

The monetary result for the fiscal year (REME) for the six-month (6) period ended at June 30, 2004 and for the years ended at December 31, 2003 and 2002 and 2001 includes the following (in thousand bolivars):

		At December 31		
	6-30-2004	2003	2002	2001
Monetary position at beginning of the year	(24,942,810)	(40,573,841)	(16,422,398)	(92,451,267)
Increase for the year	201,515,909	366,245,752	303,647,470	415,136,700
Reduction for the year	(162,177,248)	(346,764,960)	(324,701,912)	(332,592,231)
Estimated monetary position for the year	14,395,851	(21,093,049)	(37,476,840)	(9,906,798)
Less – real monetary position at the end of the year	14,966,651	(24,942,810)	(40,573,841)	(16,422,398)
	(570,800)	3,849,761	3,097,001	6,515,600

Changes in the operating assets and liabilities shown in the consolidated cash flows for the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 are as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
(Increase) reduction:				
Bills and accounts receivable	(5,884,855)	(11,303,645)	(20,066,723)	(889,712)
Advances to suppliers	(3,818,640)	203,465	(1,794,653)	(1,402,021)
Inventories	7,582,901	3,689,986	(17,627,409)	(3,675,782)
Expenses paid in advance	(2,418,007)	(333,215)	(394,952)	120,517
Increase (reduction):				
Accounts payable	1,439,086	(11,469,449)	38,531,814	(5,752,315)
Accrued expenses payable	810,022	1,209,067	3,117,568	1,010,541
Taxes payable	(290,104)	6,475,836	3,323,270	(328,419)
Other liabilities and deferred credits	(3,219)	(144,134)	(508,999)	(355,282)
	(2,582,816)	(11,672,089)	4,579,916	(11,272,473)

The detail of the monetary result from the fiscal year used per activity for the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 is as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Operational	(2,938,576)	5,394,500	(2,780,174)	(11,076,083)
Of Investment	-	-	-	(4,244,919)
Of Financing	4,868,718	6,078,433	10,198,215	14,894,279
Of Cash	(1,359,342)	(7,623,172)	(4,321,040)	6,942,323
	570,800	3,849,761	3,097,001	6,515,600

During the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 the interests and taxes paid are detailed as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Interests	1,103,460	5,929,409	10,825,725	10,844,055
Taxes	8,222,075	4,086,289	3,888,308	1,891,384

3. BILLS AND ACCOUNTS RECEIVABLE

At June 30, 2004 and at December 31, 2003, 2002 and 2001, the bills and accounts receivable comprise the following (in thousand bolivars):

	6/30/2004	2003	2002	2001
Commercial	61,140,317	56,532,830	56,894,603	53,476,552
Related companies (Note 13)	608,552	441,676	515,213	181,245
Employees	4,287,973	3,929,329	3,551,435	3,632,096
Sundry debtors	490,099	905,504	1,831,535	1,426,456
Guaranteed deposits	-	1,776,704	-	-
	66,526,941	63,586,043	62,792,786	58,716,349
Less – provision for bad accounts	2,279,942	2,004,317	1,336,203	878,245
	64,246,999	61,581,726	61,456,583	57,838,104

4. INVENTORIES

At June 30, 2004 and at December 31, 2003, 2002 and 2001 Inventories include the following (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Finished products	16,791,122	17,231,441	25,322,769	19,649,836
Products in process	194,366	281,964	131,478	526,679
Raw materials	21,356,123	17,019,021	13,941,970	10,547,884
Spare parts	4,976,115	7,220,478	9,122,902	10,625,828

Inventory in-transit	2,571,934	11,791,472	9,327,286	13,479,536
	45,889,660	53,544,376	57,846,405	44,829,763
Less: Provision for obsolescence	1,787,231	1,412,657	533,891	1,135,027
	44,102,429	52,131,719	57,312,514	43,694,736

During the six-month period ended at June 30, 2004 and for the years ended at December 31, 2003, 2002 and 2001 the Company decided to present certain inventories likely to be used in a period of more than one (1) year, as long-term spare parts inventory.

5. OTHER CURRENT ASSETS

At June 30, 2004 and at December 31, 2003, 2002 and 2000 the other current assets are as follows (in thousand bolivars):

				At December 31		
	Note	%	6/30/2004	2003	2002	2001
Net assets from affiliates in process of disposal:						
Acciones 1003, C.A.	(A)	100	12,777,078	36,381,131	-	-
Inmuebles 310350, C.A.	(B)	100	-	-	38,966,510	47,296,363
Other investments registered at cost:						
Others			251,987	251,987	251,987	251,987
Less – provision for investments			3,931,815	28,443,784	25,224,938	17,639,623
			9,097,250	8,189,334	13,993,559	29,908,727

(A) A subsidiary established in the year 2003, mainly with contributions of shares that the Company owned in Inmuebles 310350, C.A. At the date of issuing these consolidated financial statements the Company is evaluating the terms under which this investment will be disposed.

(B) A subsidiary established in the year 2000, mainly with property contributions by the Company. During the year 2001, the Company contributed with the majority

64 INTERPRETE PUBLICO

of its investments in shares registered at cost, certain accounts receivable and one option on credits to reduce emissions to be obtained from forest plantations sold in the year 2001. At December 31, 2003 and 2002 this affiliate owned property amounting to Bs.17,288 million presented at fast-selling value according to reports by independent expert appraisers as of August 2002, investment in shares and the option on credits for reduction of emissions amounting to Bs.19,092 million. Property of this affiliate is guaranteeing contingent obligations up to US$3 million (Bs.5,760 million).

6. INVESTMENTS IN AFFILIATES

At June 30, 2004 and at December 31, 2003, 2002 and 2001 Investments in affiliates comprise the following (in thousand bolivars):

				At December 31		
	Note	%	6/30/2004	2003	2002	2001
Investments registered as the method of equity participation and excess on book value paid:						
Simco Recycling Corp. Inc.	(A)	50	5,273,328	4,969,375	5,905,124	7,980,999
Other Investments registered at cost:						
Losani, S.A.	(B)	40	-	-	46,026	47,837
Panamericana de Licencias, S.A.	(B)	40	-	-	76,599	79,699
Real estate investments			-	-	280,240	280,241
			-	-	402,865	407,777
			5,273,328	4,969,375	6,307,989	8,388,776

(A) The financial statements used to register equity participation of Simco Recycling Corp. Inc., an affiliate domiciled in the United States is summarized as follows (figures at August 31, in thousand US dollars):

At December 31

	2003	2002	2001
Current asset	1,452	1,320	1,096
Total asset	2,161	2,194	2,073
Current liabilities	2,399	2,339	2,024
Shareholders' Equity (deficit)	(723)	(585)	(238)
Total liabilities and shareholders' equity	2,161	2,194	2,073
Net loss	(137)	(347)	(1,374)

The acquisition value in constant currency from this affiliate resulted in an excess on book value of Bs.15,365 million (Bs.1,615 million in historical values), which is repaid according to the provisions set forth in the accounting principles. The Company periodically evaluates the realization of the surplus paid in acquiring the affiliate with the expectations of future cash flows and operating income. Based on its latest analysis, the Company estimates that the investment value is marketable.

(B) According to the non-audited financial statements, equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are presented at cost. During the year, the Company sold its participation in these companies.

7. PROPERTY, PLANT AND EQUIPMENT

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the property, plant and equipment are comprised as follows (in thousand bolivars):

	Useful life (years)	6/30/2004	At December 31 2003	2002	2001
Buildings	10 to 30	53,846,259	53,889,991	54,391,899	51,944,960
Machinery and equipment	7 to 20	431,400,299	399,874,939	436,360,632	415,225,700
Automotive vehicles	3 to 6	4,021,621	3,892,906	3,917,385	5,810,961
Furniture, fittings and others	5	22,861,593	24,124,053	23,538,488	23,790,693
		512,129,772	481,781,889	518,208,404	496,772,314
Less accumulated					

depreciation	64,062,252	55,460,311	39,652,448	101,542,640
	448,067,520	426,321,578	478,555,956	395,229,674
Land lots	14,444,337	14,444,337	14,598,135	15,477,039
Constructions in process	3,382,039	623,778	6,271,041	4,275,548
	465,893,896	441,389,693	499,425,132	414,982,261

Values of property, plant and equipment at June 30, 2004 and at December 31, 2003 and 2002 have been determined according to the reports by independent appraisal experts as of August 2002 and at December 31, 2001 by appraisals of September 1998. For the year ended at December 31, 2003 inclusion of a new appraisal generated an increase in property, plant and equipment and the result for holding non-monetary assets amounted to Bs.98,489 million.

During the six-month period ended at June 30, 2004 the repair expenses and maintenance of property, plant and equipment amounted to Bs.7,131 million. During the years ended at December 31, 2003, 2002 and 2001 the repair expenses and maintenance of property, plant and equipment amounted to Bs.12,565 million, Bs.21,082 million and Bs.19,507 million, respectively.

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the portion of the interest rate that exceeds inflation, capitalized in property, plant and equipment amounted to Bs.672 million, Bs.769 million, Bs.964 million and Bs.1,160 million, respectively, net accumulated amortization. During the six-month (6) period ended at June 30, 2004 and the years ended at December 31, 2003, 2002 and 2001 the Company did not carry out investment projects calling for interest capitalization.

At December 31, 2002 assets fully depreciated incorporated to the production process amounted to Bs.297,385 million (at updated appraisal values).

8. DEFERRED CHARGES AND OTHER ASSETS

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,039 million, Bs.1,114 million and Bs.1,190 million, and Bs.1,265.4, respectively, net of accumulated amortization for Bs.269.7 million, Bs.294.3 million,

Bs.218.9 million and Bs.212.7 million, respectively, which are redeemed in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFTS

At June 30, 2004 promissory notes correspond to credit lines and bank obligations represented promissory notes and short-term loans.

Average interest rates arising from the loans obtained from local banks ranged from 12.5% and 37.5% for the six-month (6) period ended at June 30, 2004, 15.75% and 37.25% for the year 2003, 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001. The interest rates arising from the loans obtained from foreign banks ranged from 8.44% and 11.3% for the year 2001.

10. ISSUANCE OF BONDS

At June 30, 2004 the current bonds issued and the commercial papers comprised the following (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004 with variable interest rates payable on a monthly basis	2,657,100
Less – current portion	2,657,100
	-

During the six-month (6) month period ended at June 30, 2004 and for the years ended at December 31, 2003 and 2002 issuance of commercial papers generated discounts in their placements amounting to Bs.387 million, Bs.386 million and Bs.193 million, respectively.

11. ACCOUNTS PAYABLE

At June 30, 2004 and at December 31, 2003, 2002 and 2001 accounts payable comprised the following (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Commercial	37,913,825	39,174,508	61,275,609	36,949,658
Related companies (Note 13)	5,500,235	5,955,095	7,679,858	3,780,147
Others	4,924,096	1,283,670	2,287,496	2,243,094
	48,338,156	46,413,273	71,242,963	42,972,899

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

12. TAX PROVISION

Income tax

The Income tax at June 30, 2004 (estimated values) and at December 31, 2003, 2002 and 2001 is summarized as follows (in thousand bolivars):

		At December 31		
	6/30/2004	2003	2002	2001
Income tax for the year	9,410,401	10,973,503	4,353,629	5,446,001
Minus – rebate for property, plant and equipment investments and transferable credits of business asset tax	-	(744,047)	(318,006)	(1,180,288)
	9,410,401	10,229,456	4,035,623	4,265,713

For the years ended at June 30, 2003 and December 31, 2003, 2002 and 2001 the effective rate of income tax expenses differs from the applicable tax rate to income before tax. The nature of this difference is due to permanent items related to the determination of fiscal income, mainly, equity participation of investments, dividends and interests exempted as well as the effects for tax adjustments for inflation.

Pursuant to the tax legislation in effect, from the year 2000 taxpayers subject to income tax that entered into transactions with parties bound abroad should determine their income by the exports made, and its costs for the goods and services acquired by the parties bound abroad according to any of the methods set forth in such legislation. The Company is in process of carrying out the study on transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no important effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in properties and equipment, and the operating tax losses different from those originated for the tax adjustment for inflation up to three (3) years following the fiscal year in which they are incurred in. The non-compensated tax effect deductible from the tax adjustment for inflation may be transfer up to the next year from the fiscal year in which they are incurred. The deductible tax effect non-compensated for the tax

adjustment for inflation may be transferred to the year following the fiscal year in which it is incurred.

Moreover, the aforementioned legislation set forth effective from January 1, 2001 among other things the Tax on dividends, net enrichment from a foreign source under the System of World Income and those from investments or participations under the System of International Tax Transparency.

Business Asset Tax

The Business Asset Tax law sets forth a tax of one per cent (1%) on the average value of tangible and intangible assets adjusted for inflation. The tax to be paid according to this Law will be the amount exceeding the total income tax payable during the fiscal year, if any. In case the income tax is less than the business asset tax, the surplus will be carried forward as credit on income tax generated during the three subsequent fiscal years. At June 30, 2004 the Company and its affiliates do not hold credits carry forward of business asset tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the six-month (6) period ended at June 30, 2004 and for the years 2003, 2002 and 2001 the Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousand bolivars approximately):

		At December 31		
	6/30/2004	2003	2002	2001
Sales of inventories	27,534	253,893	373,966	3,972,512
Purchase of inventories	5,447,230	11,128,999	15,956,372	11,590,138
Charges for consumption of electricity	7,249,797	15,164,039	17,998,370	10,193,055

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

	6/30/2004	2003	At December 31, 2002	2001
SHORT-TERM ACCOUNTS RECEIVABLE				

170

INTERPRETE PUBLICO JUDITH K. HERNANDEZ MORA

Corporación Industrial de Energía, C.A.	432,325	-	300,013	29,685
Agroindustrial Mandioca, C.A.	138,460	106,097	-	28,824
Seinforca, C.A.	37,580	-	-	-
Inmuebles 310350, C.A.	187	-	-	-
J.C. Papeleras, C.A.	-	242,422	213,732	106,942
Turboven Cagua Company INC	-	-	-	7,888
Turbogeneradores de Venezuela, C.A.	-	90,181	-	5,982
Agropecuaria Mandioca, C.A.		1,155	1,468	1,924
Turboven Maracay Company Inc. Sucursal	-	1,821	-	-
	608,552	441,676	515,213	181,245

<u>SHORT-TERM ACCOUNTS PAYABLE</u>				
Turbogeneradores Maracay, C.A.	2,722,271	3,010,510	4,561,863	888,058
Losani, C.A.				
Inmuebles 3103150, C.A.	2,289,007	1,820,427	1,206,201	132,808
Turboven Maracay Company	-	53,319	175,423	802,506
Seinforca, C.A.	488,957	402,931	556,152	344,643
Simco Recycling Corporation, Inc.	-	647,187	573,687	213,426
Turboven Cagua Company INC	-	20,721	6,616	-
Agroindustrial Mandioca, C.A.	-	-	5,827	-
	5,500,235	5,955,095	7,679,858	3,780,147

14. SHAREHOLDER'S EQUITY

Capital Stock

The updated capital stock of the Company is made of 2,294,009,424 registered common shares and Bs.105,999,128 of updating capital stock. The Legal capital stock of the

Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions set forth by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Meeting approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

At June 30, 2004 and at December 31, 2003, 2002 and 2001 a legal reserve includes Bs.12,802 million, Bs.12,802 million, Bs.12,802 million, and Bs.12,802 million of legal reserve of Manufacturas de Papel, C.A. (MANPA)S.A.C.A., respectively.

Cash Dividends (stated in historical values at the date of operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree cash dividends of Bs.6.00 per share for a total of Bs.13,764,056,544.

As of March 25, 2003 the General Shareholder's Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120. Likewise, as of October

17, 2003 the General Shareholder's Meeting agreed to decree a extraordinary cash dividend of Bs.5.00 per share for a total of Bs.11,470,047,120.

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the undistributed retained earnings include Bs.(22,959) million, Bs.(9,860) million, Bs.(3,496) million and Bs.6,230 million of accumulated earnings (deficit) from affiliates, respectively, that will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.43,750 million and Bs.64,479 million at June 30, 2004, Bs.30,966 million and Bs.36,135 million at December 31, 2003, Bs.6,244 million and Bs.32,134 million at December 31, 2002 and Bs.18,025 million and Bs.51,731 million at December 31, 2001, respectively.

At June 30, 2004 and at December 31, 2003, 2002 and 2001 the net income includes Bs.9,019 million, Bs.10,045 million, Bs.4,014 million and Bs.3,810 million of income tax expenses of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1, 2, 3, 4 and 5 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.

b) The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.

c) The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

d) The regime to acquire the local currency of securities issued by the Republic in foreign currency is regulated as well as the special regime applicable to the financing programs developed by the Banco de Comercio Exterior (BANCOEX).

e) Operations subject to the regime included in the Foreign Exchange Agreement No.1 and kept through the payment agreement and reciprocal credits among central banks of the countries members of the Latin American Association of Integration (ALADI).

Then, as of February 6, 2004 the National Executive and the Venezuelan Central Bank amended Exchange Agreement No.2 establishing the exchange rate to Bs.1,915.20/ US$1.00 for the purchase and Bs.1,920/US$1.00 for the sell. Likewise, the Agreement sets forth liquidation at the exchange rate established in the previous Agreement, for some foreign exchange purchase and sale operations pending liquidation, and some in transit operations by exchange operators.

According to the provision of such regime, the President of the Republic, in Council of Ministers, will approve the general guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to

the availability of foreign currency that will be established to apply the foreign exchange agreement. In addition, such regime sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations in regard to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary formalities to acquire foreign currency to pay its obligations in foreign currency. At June 30, 2004 the Company has requested foreign currency for the concept of imports and/or debt transitorily amounting to US$13,228 million, US$13,233 million out of which has obtained approval, and the Company has requested foreign currency for the concept of import amounting to US$78,710 million, US$78,710 million out of which has obtained approval.

At the date of this report, obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend: (1) on the approval of registries and requests made before the relevant institutions; (2) of the availability of foreign currency that will be established in the application of the regulations aforementioned; and (3) of the Company shares to acquire the necessary foreign currency not requested before the relevant institutions, or of those request that are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2003, 2002 and 2001 (including those from the affiliates abroad) are described, registered in bolivars at the exchange rate of Bs.1,600, Bs.1,403.00 and Bs.758 per US$1.oo, respectively, pursuant to the exchange control and the free currency exchange market, respectively (in thousand US dollars):

		At December 31		
		In thousand US$		
	6/30/2004	2003	2002	2001
Assets:				
Cash and temporary investments	9,496	7,238	7,502	5,671

Commercial accounts receivable	4,759	6,865	11,180	9,139
Accounts receivable related companies	-	101	157	34
Advances to suppliers and sundry debtors	2,999	1,005	988	2,384
	17,254	15,209	19,827	17,228
Liabilities:				
Promissory notes and bank overdrafts	-	-	-	1
Documents payable	-	764	4,608	3,777
Commercial accounts payable	15,504	17,524	23,250	18,626
Accounts payable related companies	-	364	590	
Accumulated expenses payable and others	-	1,102	1,937	591
Long-term loans	-	-	-	1,684
	15,504	19,754	30,385	25,828

16. CREDIT RISK CONCENTRATION

Financial instruments partially subject to the Company at credit risk concentrations mainly consists of temporary cash investments and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of the credit risk. Credit risk concentrations in regard to commercial accounts receivable are limited due to the great number of clients the Company owns. At June 30, 2004 and at December 31, 2003, 2002 and 2001 the Company does not have significant credit risk concentrations different from those abovementioned.

17. INFORMATION ON OPERATIONS

Export sales at June 30, 2004 and at December 31, 2003, 2002 and 2001 represent approximately 8.79%, 5.8%, and 18% and 13% of the consolidated net sales, respectively. The Company does not have clients that individually represent 10% or more of its earnings.

18. COMPROMISES AND CONTINGENCIES

INTERPRETE PUBLICO

Deposits and collaterals granted

In order to guarantee obligations owed by affiliate companies, the Company has granted deposits in favor of banking institutions amounting to Bs.688 million.

At December 31, 2002 and 2001 the Company maintains credits with financial institutions amounting to Bs.4,083 million and Bs.4,221, respectively, to guarantee financing of export operations carried out by affiliate companies. These credits are presented enclose with the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Sat date, such bond is limited to the amount of US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At June 30, 2004 the open letters of credits for these concepts amount to Bs.8,935 million (Bs.17,155.2 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before the relevant courts of the country amounting to approximately Bs.7,589 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2003 and 2002 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.56 million and US$1,29 million,

77

INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

respectively, introduced by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2003, 2002, and 2001 and the interim financial statements for the period ended June 30, 2004.**

(In thousand US$)

		At December 31,		
	6/30/2004	2003	2002	2001
Assets:				
Cash and temporary investments	9,496	7,238	7,502	5,671
Commercial accounts receivable	4,759	6,865	11,180	9,139
Accounts receivable related companies	-	101	157	34
Advances to suppliers and sundry debtors	2,999	1,005	988	2,384
	17,254	15,209	19,827	17,228
Liabilities:				
Promissory notes and bank overdrafts	-	-	-	1
Documents payable	-	764	4,608	3,777
Commercial accounts payable	15,504	17,524	23,250	18,626
Accounts payable related companies	-	364	590	1,149
Accumulated expenses payable and others	-	1,102	1,937	591
Long-term loans	-	-	-	1,684
	15,504	19,754	30,385	25,828

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

Inventory accounts, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, unless the records of depreciation of the fixed assets and the redemptions of the deferred charges and the surplus of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of the adjustments made to the corresponding accounts for difference in the exchange capitalized.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and any adjustment on these have been made for the concept of exchange differences.

d) The exchange types used to convert balances in foreign currency.

Transactions in foreign currency are registered at the exchange rate in effect at the date of operation. The balances in foreign currency have been registered at the following exchange rates:

At closure at December 31, 2001: Bs.758.00*US$

At closure at December 31, 2002: Bs. 1,403.00*US$

At closure at December 31, 2003: Bs. 1,600.00*US$

At closure at June 30, 2004: Bs. 1,920.00*US$

e) The amount of the income or loss for exchange fluctuations.

For the period from 1/1/04 through 6/30/04 and for the years 2003, 2002, and 2001 the exchange income or loss stated in constant currency are the following:

June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Exchange profit 3,243,856	Exchange profit 3,201,429	Exchange loss (4,409,498)	Exchange loss (2,368,361)

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2004 and at December 31, 2003, 2002, and 2001 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which

amount to Bs. 1,039 million, Bs.1,114 million and Bs.1,190 million, and Bs.1,265.4 respectively, net of the accumulated amortization amounting to Bs.269.7 million, Bs.294.3 million, Bs.218,9 million and Bs.212.7 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope of enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Venezuelan Federation of Colleges of Public Accountants are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2002 and 2001 stated in present costs at those dates, were restated in constant bolivars at December 31, 2003 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates

domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/04 and 6/30/04 and for the years 2003, 2002 and 2001 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at June 30, 2004 are the following:

June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
8,598,712	16,485	17,267,168	26,008,901

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been disclosed in prior items.

3.3. Financial relations (restated in constant currency)

INDICATOR	Closure at 6/30/04	Closure at 12/31/03	Closure at 12/31/02	Closure at 12/31/01
AC/ PC	1.88	1.60	1.40	1.98
Efect./ PC	0.32	0.17	0.20	0.25
PC/ Pat.	0.15	0.18	0.21	0.16
PC/ Pat	0.17	0.19	0.24	0.21

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.4. Reports by the Risk Classifying Companies

CLASIFICADORES ASOCIADOS S&S, C.A.

A risk qualifying company. Phones: (582) 266- 6963 / 266.0250

SUMMARY OF THE REPORT OF RISK QUALIFICATION

Name of issuer: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Description of Securities: Issuance of Commercial papers at bearer up until the FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00) OR ITS EQUIVALENT IN US DOLLARS, issuance approved by the General Shareholder's Meeting held on April 25, 2003 and by the Board of Directors in meeting held on 9/24/2004 (Program 2004-I)

TERM OF SECURITIES: From 15 to 360 days.

USE OF FUNDS:

Covering the working capital needs, understanding as such the difference between Accounts receivable plus inventories less Accounts payable, originated in the existing imbalance among purchasing raw materials, processing them and transforming them into finished products, selling the product and later collecting.

INFORMATION ANALYZED

a) Financial statements at December 31, 2001, 2002 and 2003 audited by Lara, Marambio & Asociados (Deloitte & Touche) and a non-audited cut at June 30, 2004.
b) Economic-Financial information in constant bolibvars at June 30, 2004.
c) Interviews with company executives.
d) Sectorial information.

RISK: A2

Category A: It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy. Only in extreme cases may the qualified instrument risk be slightly affected.

Sub-Category "A2": It refers to instruments that have a minimum investment risk, provided that its payment capacity of both capital and interests is very good. At the opinion of the qualifier, in case of foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, its risk would not increase significantly.

Periodicity of the revision:

One hundred eighty (180) days from the date of authorization to make public offer by the National Securities and Exchange Commission, or when the CLASIFICADORES ASOCIADOS S&S, C.A. is aware of facts that may significantly alter risk level of securities issued.

EDUARDO GRASSO V. (signed) Illegible.

BEATRIZ FERNANDEZ R. (signed) Illegible.

FILOMENA ALTERA A. (signed) Illegible.

Caracas, October 8, 2004

√ This qualification neither implies a recommendation to purchase, sell or maintain a security nor represents a guarantee of payment of security, but a valuation of the probability that the capital of such security and its yielding are paid in due time.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. October 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issuance No. 2004-I Amount: Bs.5,000,000,000.00

Denomination: Bolivars Term: From 15 to 360 days

Issuance approved by the General Shareholders' Meeting held on April 25, 2003.

Category: A Sub-category: A1 Date of report: October 11, 2004

Most recent financial statements: At 6/30/04 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

- Definition of A1 Sub-Category: "It refers to instruments that have a minimum investment risk, provided that it shows an excellent payment capacity of both capital and interests, in the conditions and terms agreed upon. At the opinion of the qualifier, there will be no possibility that foreseen changes in the issuing

company, in the financial sector this belongs to or in the performance of the economy in general, increase the risk of the instrument under consideration."

For the Qualifying Board:

Otto Rivero Salvatierra (signed) Illegible.

César Mendoza Osio (signed) Illegible.

Sarino Russo V. (signed) Illegible.

Foundations of the qualification:

- Manpa has steadily increased its operating margin, showing a solid 23.0% at closure of the first semester of 2004 (22.6% at closure of the FY03). The Issuer has focused on the paper business (disinvesting in the electric and forest sector) and has carried out important cost-reduction programs.
- The Issuer has progressively reduced its financial debt using the funds produced by the operations and disinvestments. At 6/30/03, cash and cash equivalents exceed the amount of the debt; the coverage of interests is very loose (37 times during the first semester of 2004). The drop in the local interest rates will continue favoring debt service that is fully contracted in bolivars.
- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/04 the cash and cash equivalents covers 1.5 times the short-term financial debt.
- With the final closure of Venepal and the exchange restrictions, conditions are set for the local manufacturer. The Issuer holds a significant amount of cash and temporary investments in foreign currency, which make possible to face any delay in the supply of foreign currency.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. In 2003, the 32.7% of Manpa production was sold in reels while the remainder 67.3% were converted and sold as finished product.

In 2003, the real GIP was reduced 9.2% after decreasing 8.9% in 2002. The strike of the oil industry and other activities in December 2002 and January 2003 brought about a significant reduction of the tax income and the foreign currency to the country that led the current administration to enforce exchange control measures, price control, exemption of customs and reduction of expenses. The economy could not recover until the fourth quarter of 2003, a period in which it increased 9.0%. The final home consumption was likewise reduced 10.5% in 2002 and 4.1% in 2003.

Apparent consumption (MT)	2000	2001	2002	2003
Printing/ Writing	50,541	75,049	70,791	80,361
Packs/ Wrapping	27,160	35,118	35,528	25,051
Hygienic	132,380	165,606	124,729	86,919
Total:	210,081	275,773	260,130	192,331

Source: Apropaca

The apparent consumption of intermediate products manufactured by the Issuer was contracted 26.1% in 2003. The items impacted were Hygienic paper (-30.3%) and Packs and Wrappings (-29.5%). Consumption of Printing and Writing paper suffered an increase of 13.5% showing a tendency to local conversion of reels instead of the import of final products.

Apparent consumption (MT)	2000	2001	2002	2003
Printing/ Writing	9,528	33,450	27,167	43,512
Packs/ Wrapping	6,463	14,596	16,030	10,729
Hygienic	894	24,704	43,290	28,370
Total:	16,885	72,750	86,487	82,611

Source: Apropaca

Overvaluations of the Bolivar keep boosting import of paper in detriment of the national production. In 2003, due to the exchange restrictions and the contraction of the demand, import of Hygienic paper (where significant local converters and import to Colombia

have appeared in the last three years) and of Packs and Wrapping contracted 34.5% and 33.1%, respectively. On the contrary, import of Printing and Writing paper increased 60.2% with a replacement of importing final products for reels for their local conversion.

Apparent consumption (MT)	2000	2001	2002	2003
Printing/ Writing	27,342	27,732	29,082	24,565
Packs/ Wrapping	1,579	0	0	0
Hygienic	27,371	23,717	16,060	5,990
Total:	56,292	51,449	45,142	30,555

Source: Apropaca

Overvaluations of the Bolivar and government delays in paying the drawback keep affecting export of paper. Exports contracted 32.3% in 2003 although the contraction in the internal consumption and the high idle capacity,.

In 2003, Manpa sales escaped contraction of apparent consumption. Sales volume of Printing and Writing paper increased 8.0% and 3.5% that of Packs and Wrapping. This behavior is explained by the increasing financial difficulties of Venepal, its sole local competitor in these segments and which progressive retirement from the market until the virtual closure of its plants in 2003 importers have equally exploited. After entrance of Kimberley-Clark in the segment of Hygienic paper, Manpa strengthened its distribution channels in order to recover its historical market participation. In 2003 the sales increased 7% although the strong drop in the apparent consumption.

Preliminary estimations of the Central Bank of Venezuela indicate a growing of 23.1% for the first semester of 2004. Manpa sales volume I all the segments was increased (Printing and Writing +65.0%; Packs and Wrappings 14.6%; Hygienic paper 12.2%). Making the exchange control more flexible and low interest rates have facilitated the increment in the production of goods and services. The Remuneration Index of salary earners continues its progressive recovery. Regional elections and elections of deputies together with the high prices of the oil will continue condition the high public expenditure.

A growing of the GIP of 10.0% in 2004 and of 5% in 2005 is expected. Financial recovery and that of consumption are good news for the sector.

Financial Analysis

Profitability. From the fiscal year 99, Manpa operating margin has strengthened, showing a solid 23.0% at closure of the first semester of 2004. Manpa had important cost reduction programs and focused on the paper business, disinvesting in the electric and forest areas. On the other hand, the environment has become more favorable. The segment of Hygienic Papers was stabilized after the entrance of Kimberly Clark. The growing financial difficulties of Venepal, its sole competitor in the other segments, created a demand not met that was partially supplied by the Issuer. Approval of the regulations of the Book Law put a brake to illegal imports. In 2003, the virtual closure of Venepal together with exchange restrictions, favor even more the local manufacturer. Manpa is in an excellent position to recover the estimated demand for the second semester of 2004 (a more favorable period due to the stagnation of paper sales fro Printing and Writing) and 2005.

Indebtedness. For the period of FY99-FY01 coverage of interests was recovered due to the better performance of operations, the drop in the local interest rates and the reduction of the rhythm of investments. During FY01, with the cash produced by selling assets from the forest project the net financial debt was reduced 56%. At 6/30/04, cash and cash equivalents exceeds such debt and the coverage of interests indicates a sturdy 37 times. For the rest of the year and in 2005, interest rates need to be kept low facilitating debt service.

Solvency and Liquidity. For the term FY98-FY01, with the best operating performance, reduction of the rhythm of investments and reprogramming of maturities of debt, liquidity and acid test were steadily increased. In FY02, as a result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency. Liquidity and the acid tests suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished products that has more than compensated the higher accumulation of raw

materials and the fastest payment of accounts payable, showing comfortable figures at 6/30/04. In the composition of the current asset, the issuer maintains a high proportion of cash in order to face adverse industry cycles.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For FY02, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. In 2003 and during the first semester of 2004, recovery of indexes is an answer to a better sales performance.

Sensitivity to the Environment. Manpa has progressively reduced its short position in dollars. Payment of long-term loans with financial institutions, in some cases anticipated, has contributed thereto. The current short position comes from import of raw materials. The Issuer maintains a significant amount of cash and temporary investments in foreign currency to face contingencies. At 6/30/04, 100% of the financial debt of Manpa is concentrated in bolivars. Foreign exchange control will allow for a low level of local interest rates, with low volatility. On the other hand, operating leverage of Manpa is low (reducing volatility of operating results). Raw material represents circa 59% of the production cost.

Selected Indexes and Figures	1S FY04	FY03	FY02	FY01	FY00
Profitability (%)					
Operating margin	23.0	22.6	12.4	14.0	7.2
Net margin	14.6	7.3	1.0	3.0	2.8
Net income/ Shareholder's Equity (ROE)	10.9	5.1	0.5	1.8	1.6
Net income/ Total Assets (ROA)	9.3	4.2	0.4	1.5	1.2
Indebtedness (times)					
EBITDA/ Net interests	37.03	14.83	4.72	5.72	2.60
Net financial debt/ Net sales	-0.02	0.01	0.02	0.08	0.16
Total Liabilities / Shareholder's Equity + Minority Interests	0.17	0.19	0.24	0.21	0.38
Current liabilities/ Total Liabilities	0.87	0.92	0.89	0.76	0.70

Financial debt/ Total Liabilities	0.19	0.20	0.29	0.42	0.54
Cash and cash equivalents/ Short-term financial debt	1.51	0.80	0.57	0.59	0.49
Net financial debt (constant Bs. of June 2003)	-8.866	2.441	6,919	21,770	40,659
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.92	1.60	1,39	1;97	1,80
Acid test	1.26	1.00	0,87	1,39	1,35
Rotation of accounts receivable	6.9	6.2	4,9	5,2	4,8
Rotation of inventories	4.8	4.2	3,4	4,1	3,6
Cash and temporary investments/Current assets	0.17	0.11	0,11	0,11	0,11
Efficiency (times)					
Net sales/ Total assets	0.64	0.58	0,43	0,49	0,43
Net sales/ Fixed assets	0.87	0.78	0,59	0,69	0,68

*Yearly results from the semester- multiplied by two – for comparisonpurposes.

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335
- LETICIA LEVEL Phone 901-2245

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT

FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA (signed). I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL (signed). I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17

GENERAL INDEX

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2004-

Maximum authorized amount Bs.5,000,000,000.00

Coordinator: [Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

<u>Translator's Note</u>:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows: "National Securities and Exchange

Commission. 2004 October 15 PM 4:20. FILE. RECEIVED." ---------------------------

The foregoing is the true and exact translation of the attached original document **IN WITNESS WHEREOF** I have hereunto set my hand and affixed my seal in Caracas, today, November 20, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

URAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
d statement of flow of equity accounts for the six (6) month period ending at June 30, 2004 and
ended at December 31, 2003, 2002 and 2001
constant currency at June 30, 2004
ousands of bolivars)

	Capital stock	Updating Capital stock	Updated net balance for future capital increases	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net updated balance of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
VIOUSLY REPORTED AT DECEMBER 31, 2000	22,940,094	105,999,128	221,452,013	350,030	12,893,922	-	59,001,680	96,068,229	518,705,096
ects for updating equity at the beginning of the year by (Note 1)	-	-	-	(160,999)	-	-	(832,638)	-	(993,637)
LANCES	22,940,094	105,999,128	221,452,013	189,031	12,893,922	-	58,169,042	96,068,229	517,711,459
ted balance	105,999,128	(105,999,128)	-	-	-	-	-	-	-
	-		-	-	-	-	(8,890,452)	-	(8,890,452)
	-		-	-	-	-	8,682,347	-	8,682,347
or translation of foreign subsidiary	-	-	-	11,032	-	-	-	-	11,032
ing non-monetary assets	-	-	-	-	-	-	-	(35,127,959)	(35,127,959)
DECEMBER 31, 2001	128,939,222	-	221,452,013	200,063	12,893,922	-	57,960,937	60,940,270	482,386,427
	-	-	-	-	-	-	(32,656,941)	-	(32,656,941)
	-	-	-	-	-	-	3,333,919	-	3,333,919
ult for translation from foreign subsidiary	-	-	-	(108,097)	-	-	-	-	(108,097)
ing non-monetary assets	-	-	-	-	-	-	-	93,097,836	93,097,836
DECEMBER 31, 2002	128,939,222	-	221,452,013	91,966	12,893,922	-	28,637,915	154,038,106	546,053,144
Updated Net f Retained Dividends (Note 14)	-	-	(221,452,013)	-	-	221,452,013	-	-	-
dends	-	-	-	-	-	-	(28,013,373)	-	(28,013,373)
ne	-	-	-	-	-	-	25,650,071	-	25,650,071
esult from Translation of Subsidiaries	-	-	-	(57,627)	-	-	-	-	(57,627)
n holding non-monetary assets	-	-	-	-			-	(43,237,495)	(43,237,495)
DECEMBER 31, 2003	128,939,222	-	-	34,339	12,893,922	221,452,013	26,274,613	110,800,611	500,394,720
	-	-	-	-	-	-	(14,371,339)	-	(14,371,339)
	-	-	-	-	-	-	29,617,444	-	29,617,444
or translation of foreign subsidiary	-	-	-	-	-	-	-	-	-
ing non-monetary assets	-	-	-	-	-	-	-	29,040,543	29,040,543
JNE 30, 2004	128,939,222	-	-	34,339	12,893,922	221,452,013	41,520,718	139,841,154	544,681,368

Consolidated Finantial Statements

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A.. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDING AT DECEMBER 31, 2003, 2002 AND 2001
STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2003
(Stated in thousand bolivars)

				Retained Earnings				
	Updated Capital Stock	Updated Net Balance for Future Capital Increases	Accrued result from translation of foreign subsidiary	Legal Reserve	Updated Net Balance of Retained Dividends	Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 2000	116,115,407	199,427,221	315,217	11,611,540	-	53,133,598	86,513,640	467,116,623
Updated Equity for Accumulating Effect at the Beginning of the Year for Foreign Subsidiaries (Note 1)	-	-	(126,186)	-		(652,597)	-	(778,783)
INITIAL NET BALANCES	116,115,407	199,427,221	189,031	11,611,540	-	52,481,001	86,513,640	466,337,840
Cash Dividends	-	-	-	-	-	(8,006,241)	-	(8,006,241)
Net Income	-	-	-	-	-	7,781,033	-	7,781,033
Accrued Result from Translation of foreign subsidiaries	-	-	11,032	-	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	(31,634,263)	(31,634,263)
BALANCES AT DECEMBER 31, 2001	116,115,407	199,427,221	200,063	11,611,540	-	52,255,793	54,879,377	434,489,401
Transfer to Updated Net Balance of Retained Dividends (Note 14)	-	(199,427,221)	-	-	199,427,221	-	-	-
Cash Dividends	-	-	-	-	-	(29,409,033)	-	(29,409,033)
Net Income	-	-	-	-	-	2,904,984	-	2,904,984
Accrued Result from Translation of Foreign Subsidiaries	-	-	(108,097)	-	-	-	-	(108,097)
Result from holding non-monetary assets	-	-	-	-			83,838,672	83,838,672
BALANCES AT DECEMBER 31, 2002	116,115,407	-	91,966	11,611,540	199,427,221	25,751,744	138,718,049	491,715,927
Cash Dividends	-	-	-	-	-	(25,227,267)	-	(25,227,267)
Net Income	-	-	-	-	-	22,869,269	-	22,869,269
Accrued Result from Translation of foreign subsidiaries	-	-	(57,627)	-	-	-	-	(57,627)
Result from holding non-monetary assets	-	-	-	-	-	-	(38,937,258)	(38,937,258)
BALANCES AT DECEMBER 31, 2003	116,115,407	-	34,339	11,611,540	199,427,221	23,393,746	99,780,791	450,363,044

See notes to consolidated financial statements

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, October 1, 2004.

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004 we do hereby inform you that the Board of Directors in its meeting No.922 of this same date, pursuant to authorization granted by the Special Shareholder's Meeting as of October 1, 2004 decided to set the registry and payment dates of the extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, which shall be paid on October 15, 2004 (effective date of registry with benefit) to those shareholders registered on October 8, 2004 (limit date of transaction with benefit).

The notice of the dividend will be published in one (1) newspaper of national circulation on October 2, 2004.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 2

Lic. Carlos Delfino T. (signed) Illegible.

President. --

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Special Shareholders' Meeting held on October 1, 2004 which decreed an extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2003 corresponding to shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on October 8, 2004 (limit transaction date with profit), payable on the fourth business day following that date, that is from October 15, 2004 (effective record date with profit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 2, 2004. ---

[Letterhead of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that the

Minute herein transcribed is a true and exact translation of its original, a Minute of the Special Shareholder's Meeting dated October 1, 2004 that is inserted to the Minutes Book of this company, and that textually transcribed reads as follows: "As of today, the First day of October of the year Two Thousand Four (2004) at 11:30 a.m. there gathered shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. mentioned below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city of Caracas, due to the notice published in El Universal newspaper as of September 25, 2004 that textually transcribed reads as follows: NOTICE. Shareholders of this company are hereby convened for a Social Shareholders´ Meeting to be held on October 1, 2004 at 11:30 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: SOLE ITEM: Agreeing upon an extraordinary cash dividend to be allocated among shareholders according to the proposal to be presented by the Board of Directors and delegating on the Board of Directors setting the registration and payment dates to shareholders. Shareholders are herein informed that the proposal of the Board of Directors referred to in this notice is available for them at the company premises from the date of publishing this notice. Caracas, September 25, 2004. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

Shareholders mentioned at the end of this Minute who represent two thousand eighty-six million four hundred twenty-seven thousand three hundred forty-five (2,086,427,345) shares, that is, more than ninety per cent (90%) of the company capital stock, which is enough quorum to hold this Meeting, attended. In view of the foregoing, Chairman, Carlos Delfino T., declared the meeting constituted and proceeded to consider the Sole Item of the notice, which was read out, that is, agreeing upon an extraordinary cash dividend to be allocated among shareholders according to the proposal to be presented by the Board of Directors and delegating on the Board of Directors setting the registration and payment dates to shareholders. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors suggests to decree an extraordinary cash dividend of five (5) bolivars per share, for each of the Two

INTERPRETE PUBLICO JUDITH X. [illegible] MORA

Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends, payable from the fourth business day following this latter date (effective date of registry with benefit). Delegating on the Board of Directors to set both the registry and payment dates to shareholders.

Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Lastly, the Meeting authorized the Board of Directors so that any of its members carry out the corresponding participation before the Commercial Registry Office.

Having no further matter to discuss, the Minute was read out and the attending shareholders signed in conformity after the list."

This certification is issued in Caracas, on the First (1st) day of September of the year Two Thousand Four (2004).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/01/2004

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Shareholder's Name	Number of Shares	%
ADA SUBERO DE DELFINO	**55,248,198**	**2.408**
DIANDRA HOLDING A.V.V.	5,617,374	0.245
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892

PUBLICO
JUDITH K. HERNANDEZ MORA

SUC. DELFINO ARRIENS GUSTAVO S.	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
VITUOSO HOLDINGS A.V.V.	5,617,374	0.245
ALVAREZ GONZALEZ VICTOR	**121,210,040**	**5.284**
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
DELFINO THORMAHLEN CARLOS EDUARDO	5,481,362	0.239
FUNDACION CARLOS DELFINO	100,511,658	4.381
LEIZAOLA LARTIGUETI IÑAKI	656,000	0.029
Shareholder's Name	Number of Shares	%
LOVERA RODRIGUEZ JUAN ANTONIO	5,655	0.000
LOVERA VEGAS JUAN ANTONIO	1,749,272	0.076
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
PULIDO MELCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESUS	12,040,588	0.525
RODRÍGUEZ DE LOVERA MARIA JOSEFINA	232,900	0.010
ROSQUETE POSCAR DE V. NILDA ESTHER	4,704	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
AÑEZ DELFINO GUSTAVO	**147,238,509**	**6.418**
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
ANEZ DELFINO DE UZCAREGUI ANDREINA	78,750	0.003
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
BUSTILLO DE AÑEZ MARIA VICTORIA	98,000	0.004
BUSTILLO DE AÑEZ MARIA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO GOMEZ VIVIANNE	100,000	0.004

HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES PENMAY, C.A.	4,230,114	0.184
INVERSIONES SF118, C.A.	49,768,530	2.169
INVERSIONES TEDEA, C.A.	5,615	0.000
INVERSIONES TEDEA, C.A.	18,394,446	0.802
INVERSIONES TOHMAR, C.A.	18,394,446	0.802
Shareholder's Name	Number of Shares	%
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
PAUL DELFINO ALFREDO	1,253,112	0.055
REZNICEK WEIRAUCHOVA HANY	130,200	0.006

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/01/2004

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO SUBERO VERONICA	**4,311,124**	**0.188**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
ELLIS ALVAREZ DE LUGO EDWARD.	78,750	0.003
GONZALEZ NELLY	**964,913,024**	**42.062**
ARMANECA BIENES Y RAICES, C.A.	49,847,580	2.173
BETACAPITAL VALORES, C.A.	23,810	0.001
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CAPIEÑO RAYMOND SANIA CELINA	990	0.000
CLARIDGE, LTD.	350,000,000	15.257

CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR)	10,500	0.000
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 3240, C.A.	107,500	0.005
Shareholder's Name	Number of Shares	%
INVERSIONES 84709, C.A.	777,793	0.034
INVERSIONES 85735, LTD.	144,939,746	6.318
INVERSIONES 925431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	1,660,000	0.072
INVERSIONES CESCARSA, C.A.	377,472	0.016
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
JIMÉNEZ HERRERA ELKE DE LAS MERCEDE	800	0.000
LLF CAPITALE,C.A.	304,875	0.013
MADINA INVESTMENTS, LTD	8,659,728	0.374
MAURY DE PAPARONI ALICIA	168,750	0.007
MILANASA LLC	169,433,930	7.386
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAAPRONI MAURY CARLOS ENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	809,000	0.035
PAPARONI MICALE JOSE GAETANO	230,000	0.010
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	112,000	0.005

PROMOCIONES CATETO, S.A.	200,000	0.009
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCJEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
RECNICA ARENAZO, C.A.	22,000	0.001
VETA HOLDINGS A.V.V.	65,175,046	2.841
VETA HOLDINGS A.V.V.	28,700	0.001
WHITE SOUL CORP.	17	0.000

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/01/2004

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Summarized)

Shareholder's Name	Number of Shares	%
GONZALEZ NORA	**723,318,996**	**31.531**
BEAR STERARNS SECURITIES CORP.	21	0.000
NATSCUMCO (NOMINEE FOR CITIBANK NA	723,318,975	31.531
GONZALO ALONSO	**14,523,144**	**0.633**
ACTIVALORES SOCIEDAD DE CORRETAJE A	14,523,144	0.633
INVERSIONES AURRERA, C.A.	9,939,503	0.433
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	2,225,706	0.097
HARRAKA GONZALEZ YESENIA	**323,682**	**0.014**
INVERSIONES INVEMA 2000, C.A.	323,682	0.014
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented ===>	2,032,481,323	88.600
Total shares of quorum === >	2,086,427,345	90.951

NOTE: PRELIMINARY LIST

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/01/2004

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ADA SUBERO DE DELFINO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	55,248,198	2.408
Total shares	: ⇒	55,248,198	2.408
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN			
Own shares	: ⇒	2,618,940	0.114
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,618,940	0.114
ALVAREZ GONZALEZ VICTOR			
Own shares	: ⇒	363,988	0.016
Represented shares	: ⇒	121,210,040	5.284
Total shares	: ⇒	121,574,028	5.300
ATRAMIZ VALI ELIAS			
Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
AÑEZ DELFINO GUSTAVO			
Own shares	: ⇒	28,750	0.001
Represented shares	: ⇒	147,238,509	6.418
Total shares	: ⇒	147,267,259	6.420
DELFINO SUBERO VERÓNICA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,311,124	0.188
Total shares	: ⇒	4,311,124	0.188

Shareholder's Name Number of %

		Shares	
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	964,913,024	42.062
Total shares	: ⇒	964,913,024	42.062
GONZALEZ NORA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	723,318,996	31.531
Total shares	: ⇒	723,318,996	31.531

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/01/2004

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
GONZALO ALONSO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	14,523,144	0.633
Total shares	: ⇒	14,523,144	0.633
HARRACA GONZALEZ YESENIA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014

Shareholder's Name Number of %

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	Shares	
HEREDIA JUAN BAUTISTA		
Own shares : ⇒	45,000	0.002
Represented shares : ⇒	0	0.000
Total shares : ⇒	45,000	0.000
INVERSIONES RODANO, C.A.		
Own shares : ⇒	47,345,234	2.064
Represented shares : ⇒	0	0.000
Total shares : ⇒	47,345,234	2.064
PAUL ALFREDO LUIS		
Own shares : ⇒	5,250	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	5,250	0.000
TRAVIESO CARLOS		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1,394,606	0.061
Total shares : ⇒	1,394,606	0.061
Total General Shares : ⇒	2,086,427,345	90.951

NOTE: PRELIMINARY LIST

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Present

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO ALFREDO	20,000	0.001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618,940	0.114
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.016
ATRAMIZ VALI ELIAS	100,000	0.004
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000

Shareholder's Name	Number of	%

	Shares	
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
HEREDIA JUAN BAUTISTA	45,000	0.002
INVERSIONES RODANO, C.A.	47,345,234	2.064
PAUL ALFREDO LUIS	5,250	0.000
Total shares represented ===>	53,946,022	2.352
Total shares of quorum === >	2,086,427,345	90.951

NOTE: PRELIMINARY LIST---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 922. As of today, the First (1st) day of October of Two Thousand Four, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., JUAN CARLOS CARPIO, , NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., ELENA DELFINO, and FERNANDO PAPARONI, ALBERTO DELFINO T., and Alejandro Delfino, Acting Directors when Alicia Mariela PAPARONI, Celestino Martínez Pérez P. and Alfredo Gómez Ruiz, respectively, are absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

3.- The Board of Directors decided to establish October 8, 2004 (limit transaction date with profit), payable on the fifth business day following that date, that is from October 15, 2004 (effective record date with profit) for the extraordinary cash dividend approved by the Special Shareholder's Meeting held on this same date, which decreed an extraordinary cash dividend of Five Bolivars (Bs.5,00) per share, for each of the of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-

Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003. Dividends will be paid at the office company office premises situated in Avenida Francisco de Miranda, esquina con Av. El PArque, Torre Country Club, piso 12, Chacaíto."

This certification is issued in Caracas on the First (1st) day of October of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman.---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 20th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR